REPORT PREPARED UNDER THE GUIDELINES OF NATIONAL INSTRUMENT 43-101
AND ACCOMPANYING DOCUMENTS 43-101.F1 AND 43-101.CP.

Prepared For

Cardero Resources Corp.

Sheini Hills MRE – Details

COPYRIGHT

Copyright of all text and other matter in this document, including the manner of presentation, is the exclusive property of SRK Consulting (UK) Limited. It is a criminal offence to publish this document or any part of the document under a different cover, or to reproduce and/or use, without written consent, any technical procedure and/or technique contained in this document. The intellectual property reflected in the contents resides with SRK Consulting (UK) Limited and shall not be used for any activity that does not involve SRK Consulting (UK) Limited, without the written consent of SRK Consulting (UK) Limited.

Notwithstanding the above SRK permits this document to be filed with the Canadian securities regulators including the TSX (including by filing on SEDAR) and on the Company's website and for this document, or any portion thereof, to be referenced and/or included in any of the disclosure documents of the Company.

© SRK Consulting (UK) Limited 2011

SRK Legal Entity:		SRK Consulting (UK) Limited
SRK Address:		5th Floor Churchill House
17 Churchill Way
City and County of Cardiff, CF10 2HH
Wales, United Kingdom.
Date:
Project Number:
Group Chairman and Corporate Consultant
SRK Project Director:	Mike Armitage	(Resource Geology)

SRK Project Manager /	Howard Baker
Principal Consultant (Mining Geology)
Author:	MAusIMM(CP)
Client Legal Entity:		Cardero Resources Corp.
Client Address:		2300 - 1177 West Hastings Street,
Vancouver BC,
V6E 2KE,
Canada.

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Sheini Hills MRE – Table of Contents Executive Summary

Table of Contents: Executive Summary

List of Tables: Executive Summary

Table ES 1:	Mineral Resource Statement for the Sheini Hills Iron Ore Project Reported above a 15% Fe cut-off and within an optimized pit shell	iv

List of Figures: Executive Summary

Figure ES 1:	Oblique view (36° towards 325°) of the Detrital wireframes (blue) with Ironstone domains 100-300 (pink) overlain on the topography survey. (Source: SRK)	iii

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SRK Consulting (UK) Limited
5th Floor Churchill House
17 Churchill Way
City and County of Cardiff
CF10 2HH, Wales
United Kingdom
E-mail: enquiries@srk.co.uk
URL: www.srk.co.uk

EXECUTIVE SUMMARY
MINERAL RESOURCE ESTIMATE FOR THE SHEINI HILLS
IRON PROJECT, GHANA. JANUARY 2013

1	EXECUTIVE SUMMARY

1.1	Background

SRK Consulting (UK) Limited (“SRK”) is an associate company of the international group holding company, SRK Consulting (Global) Limited (the “SRK Group”). SRK has been requested by Cardero Resource Corp (“Cardero”, the “Company” or the “Client”) to prepare a Mineral Resource Estimate on the Sheini Hills Iron Project (the “Project”) located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana.

The author’s report serves as an independent report prepared by Howard Baker (MAusIMM(CP)), who is a Qualified Person as defined by the Canadian National Instrument 43-101 (“NI43-101”) and the companion policy 43-101CP.

The definitions of Measured, Indicated and Inferred Resources, as well as reserves as used by the author, conform to the definitions and guidelines of the CIM (Canadian Institute of Mining, Metallurgy and Petroleum) reporting codes.

Mr Colin Rawbone of SRK conducted a site visit to the Sheini Hills Iron Project between 25 and 30 April 2012, to inspect the property, discuss and review the exploration work undertaken by Cardero and to review all protocols and data collection/storage systems. In addition, Mr Howard Baker conducted a site visit to the Sheini Hills iron project between 11 and 15 June 2012, at the midway point in the drill programme to inspect the property and to ensure that the data being collected was fit for purpose.

1.2	Location

The Sheini Hills Iron Project is located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana. The project area is situated in the eastern part of the Northern Region, close to the border with Togo and approximately 400 km north of Accra. Tamale, Ghana’s second largest city, with a population of approximately 360,000, lies 170 km west of the project area. Access to site from Tamale is by a paved road as far as Yendi and then by a series of all-weather roads. The terrane of the Sheini project area is characterized by a series steep ridges surrounded by slightly undulating, semi-open savannah woodland.

Sheini Hills MRE – Executive Summary

1.3	Property Description and Ownership

The project area consists of three contiguous prospecting licences, which define a cumulative licence area of 397.5 km2 . The prospecting licences were issued to and are held by Emmaland Resources Ltd (“Emmaland”). Cardero Ghana has entered into three separate joint ventures with Emmaland (effective as of 12 December 2011) to explore and, if warranted, develop the lands subject to the prospecting licences.

1.4	Data Quality

As part of its work, SRK verified that the data provided by Cardero is sufficiently robust for use in deriving a Mineral Resource Estimate. This included viewing drillholes at the core shed in order to check the quality of logging, along with cross-checking assay certificates against the database. Cardero has conducted what is considered to be industry best practice in relation to the QAQC checks and has developed a systematic process in which duplicates, blank material, and standard reference materials are inserted into the sample stream at regular intervals.

1.5	Geology and Mineralization

Iron mineralization at Sheini occurs as primary Ironstone (banded and granular types with local hardcap development) and as Detrital iron deposits (located on plains, peripheral to the Ironstone deposits). Primary iron mineralization identified at Sheini, being classed as a “Rapitan-type iron formation”, predominantly comprises bladed hematite with lesser iron hydroxides (goethite and limonite) confined to interbedded banded iron formation and granular iron formation at the base of the Late Precambrian – Early Phanerozoic Buem Formation. The Ironstone package and adjacent footwall and hanging wall lithologies have been subjected to ductile deformation resulting in a series of broadly N-S trending asymmetric inclined fold structures, offset by a series of NNE-SSW trending, and later E-W to ENE-WSW trending, brittle faults. The iron mineralization is sedimentary in origin, and extends to a total of approximately 8.6 km along strike, up to 1.2 km across strike and to depths of up to 300 m from surface.

1.6	Geological Model

Geological modelling was conducted in 3D Geomodeller software, using logged Ironstone (which groups together both banded and granular iron formation) as an explicit control on model geometry. Fresh Ironstone was modelled within three spatially distinct domains – north zone (zone 100), central zone (zone 200) and south zone (zone 300), all of which lie within the Sheini Central licence. Geological mapping, sectional interpretations (by both Cardero and SRK geologists) and both downhole and surface structural measurements were used to help model the geometry of the orebody between drillholes on and between sections

In addition to primary Ironstone mineralization, re-deposited Detrital material forms extensive flat-lying platforms adjacent to N-S trending ridges throughout the project area. Detrital wireframes were generated in Leapfrog Mining software.

Surficial weathered Ironstone or Hardcap wireframes were generated in CAE Datamine Studio 3 software and based on logging in Cardero’s lithological drillhole log.

Figure ES 1 shows the modelled Ironstone and Detritals.

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Figure ES 1: Oblique view (36° towards 325°) of the Detrital wireframes (blue) with Ironstone domains 100-300 (pink) overlain on the topography survey. (Source: SRK)

1.7	Mineral Resource Estimate

A 4 m composite file was used in a geostatistical study (variography and Quantitative Kriging Neighbourhood Analysis – “QKNA”) that enabled Ordinary Kriging (“OK”) to be used as the main interpolation method. Due to the current structural interpretation of the Sheini Hills Iron Project, which incorporates a series of asymmetric fold structures, SRK adopted the ‘Unfold’ technique to enable the drillhole file to be converted into a flat plane, with the aim of improving on the quality of the geostatistical results. Unfolding was not considered necessary for the Detrital and Hardcap domains. The results of the variography and the QKNA were utilized to determine the most appropriate search parameters.

The interpolated block model was validated through visual checks and a comparison of the mean input composite and output model grades. SRK is confident that the interpolated block grades are a reasonable reflection of the available sample data on both global and local scales.

1.8	Mineral Resource Statement

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing the optimisation parameters outlined above and above a cut-off grade of 15% Fe. This represents the material which SRK considers has reasonable prospect for eventual economic extraction potential based on the Whittle optimisation analysis. Table ES 1 shows the resulting Mineral Resource Statement for Sheini Hills.

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Mineral Resources were estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines. It has an effective date of 7 January 2013. The Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources discussed herein may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socioeconomic, political and other factors. There is insufficient information available to assess the extent of which the Mineral Resources may be affected by these factors.

In total, and including the Ironstone, Detrital material and Hardcap, SRK has reported an Inferred Mineral Resource of 1.3 billion tonnes (Bt), with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes : ore tonnes).

Table ES 1: Mineral Resource Statement for the Sheini Hills Iron Ore Project Reported above a 15% Fe cut-off and within an optimized pit shell

Zone	Resource Category	Tonnes (Mt)	Fe %	Al2O3%	SiO2%	P %
Ironstone Sheini Central - North	Inferred	349.2	37.6	4.4	34.3	0.26
Ironstone Sheini Central - Centre	Inferred	111.1	34.6	5.2	38.0	0.28
Ironstone Sheini Central - South	Inferred	581.0	33.9	5.4	37.2	0.36
Ironstone Hardcap	Inferred	4.1	36.5	8.5	32.3	0.09
Ironstone Total	Inferred	1,045	35.2	5.1	36.3	0.32
Detritals	Inferred	266.9	28.2	9.5	41.1	0.09
TOTAL	Inferred	1,312	33.8	6.0	37.3	0.27

Notes:

(1) Mineral Resources which are not Mineral Reserves have no demonstrated economic viability

(2) The effective date of the Mineral Resource is 7 January 2013

(3) The Mineral Resource Estimate for the Sheini deposit was constrained within lithological solids and within a Lerchs-Grossman optimized pit shell defined by the following assumptions; pig iron flow sheet; metal price of USD400/t; slope angles of 53º in the Ironstone and Detrital material; a mining recovery of 95.0%; a mining dilution of 5.0%; a base case mining cost of USD2.50/t; process operating costs of USD2.50/t ore USD4.50/t ore in the Ironstone and Detrital respectively; Ironstone processing recovery of 100%; Detrital processing recovery of 25%; reductant costs of USD0.58/t%Fe and other concentrate costs of USD33.33/t; smelting costs were separated into power and other costs and were estimated at USD27.50/t and USD51.00/t, respectively; 90% assumed product grade

(4) Mineral Resources for the Sheini Hills deposit have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines (December 2005)” by Howard Baker (MAusIMM(CP)), an independent Qualified Person as defined in NI 43-101.

1.9	Metallurgical Testwork

SRK has initiated and reviewed a certain amount of metallurgical testwork on samples collected from the deposit so as to determine whether or not the material has potential to be used to produce a saleable product and so enable it to report the above Mineral Resource Estimate.

Mineralogical investigations conducted as part of the SRK supervised testwork programme indicate the presence of haematite and quartz as the dominant mineral species in the Ironstone unit. Scanning Electron Microscopy (“SEM”) analysis indicated that the haematite is present as very fine plate-like particles, with a face diameter of the order of 5-10 µm, cemented in a silicate matrix.

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As a consequence of the very fine haematite grain size, no significant upgrading was able to be achieved by conventional separation processes including gravity separation at coarser sizes together with magnetic separation at finer sizes. Additional testwork including flotation (both “direct” for haematite recovery, and “reverse” for silica rejection) and selective flocculation did not suggest any potential for significant separation and upgrading.

In parallel with the SRK supervised programme, Cardero has conducted some metallurgical testwork at its in-house facility. The first test result reported to SRK was a smelting test using Cardero’s in-house smelting technology. This test was conducted on a sample of Ironstone with a head grade of 37% Fe. The smelting test resulted in the production of a pig iron product of reasonable quality, although the P content was high. The economic analysis provided by Cardero for the smelting test suggested that the process would generate a positive operating margin; the magnitude of which would be enhanced if the smelting process was fed with material of a higher grade than the global run of mine ore.

Subsequent testwork results provided to SRK consisted of a “magnetising roast” test conducted on the Ironstone sample. The principle behind this process is to convert the haematite to magnetite by roasting the ore under reducing conditions, and then to separate the magnetite by conventional Low Intensity Magnetic Separation (“LIMS”). This testwork resulted in the upgrading of the roasted material from 37% Fe to just under 50% Fe, with a corresponding reduction in silica content.

In summary, the Ironstone does not respond to conventional separation processes due to the fine, and finely disseminated, nature of the haematite mineralization, although the Detrital material does show some potential for conventional processing. Given the very fine liberation size of the haematite, even if a high degree of liberation can be achieved, such as by converting the haematite to magnetite, most physical separation processes are very inefficient and non-selective at such a fine liberation size. While direct smelting is a potential option from a technical viewpoint, any upgrading that could be achieved prior to smelting would improve the economics of the smelting process.

SRK’s conclusions, based on the above, are that while there is potential for the mineralization identified to be used to generate a saleable product, this will not be via a conventional flow sheet and further testwork will be required to prove this.

1.10	Conclusions and Recommendations

The primary aim of this report was to generate a Mineral Resource Estimate for the Sheini Hills iron asset owned by Cardero using all available and valid data. Qualified Person Howard Baker (MAusIMM(CP)) believes the aim has been achieved and that the project has met the original objectives.

It is the opinion of SRK that the quantity and quality of available data is sufficient to generate Inferred resources and that the Mineral Resource Statement has been classified in accordance with the Guidelines of NI43-101 and accompanying documents 43-101.F1 and 43-101.CP. It has an effective date of 7 January 2013.

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Sheini Hills MRE – Executive Summary

In total, and including the Ironstone, Detrital material and Hardcap, SRK has reported an Inferred Mineral Resource of 1.3 Bt, with mean grades of 33.8% Fe, 6.0%Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes : ore tonnes).

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing a metal price of USD400/t following the assumption that the raw, unbeneficiated Ironstone is smelted together with beneficiated Detrital material to produce a high phosphorous pig iron product, this being the flow sheet most supported by the metallurgical testwork completed to date. This represents the material which SRK considers has reasonable prospect for eventual economic extraction.

SRK recommends to Cardero that it makes additional metallurgical testwork its priority to confirm the technical viability of one of the process routes being studied and the nature of the products that will be produced. Furthermore, and with the benefit of future metallurgical data, SRK recommends that Cardero then undertakes a Preliminary Economic Assessment (PEA) to determine the potential economics of the project, inclusive of a market study to ensure that the envisaged product meets market requirements, prior to undertaking any additional resource definition drilling.

SRK recommends the following work programme be undertaken

Phase I: Additional metallurgical test work in order to finalize the processing flowsheet. Product specification will be a critical factor in determining the future direction of the project, whether it is production of a commercially saleable concentrate or hot metal / pig iron products.

Phase II: On completion of the metallurgical test work, a PEA is recommended to assess the economics of the project.

Phase III: Contingent on positive PEA results, additional drilling will be required to test multiple targets to the south (18,000 m drilling over 24 km strike length) and extensive drilling will be required to move Inferred Mineral Resources to the Indicated and Measured categories.

Phase I detailed metallurgical work will be completed during Quarter 1, 2013. Cardero has allocated a budget of CAD300,000 to complete this work which SRK deems appropriate. Several samples are currently being shipped from Ghana to CMTL.

Detrital samples from four reverse circulation samples will be combined into one 220 kg sample. Ironstone samples will comprise three separate metallurgical tests.

A series of tests will be run on metallurgical samples each following the basic principles of the magnetizing roast flow sheet. Conditions in each stage of the flow sheet will be varied to determine the optimal combination. Coarse grind size will be tested at 4.0 mm, 2.0 mm and 0.25 mm. Magnetising roast will be varied according to two temperatures (900°C or 1100°C) and various rotary hearth furnace residence times.

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Grade and recovery will be analysed to determine the optimal concentrate which will be used as feedstock for bench-scale box-furnace melt tests, to simulate the pig iron that could be produced in an electric arc furnace.

SRK considers the planned testwork appropriate.

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Sheini Hills MRE – Table of Contents – Main Report

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List of Tables

List of Figures

Figure 3-1:	The location of the Sheini Hills iron project within Ghana (from Cardero, 2012)	4
Figure 3-2:	Sheini Hills Iron Project prospecting licence boundaries (outlined in red) (from Cardero, 2012)	5
Figure 3-3:	Sheini Hills exploration Licence showing key infrastructure and resource pit (from Cardero, 2012)	7
Figure 4-1:	Topographical Map of the Sheini Prospecting Licences	11
Figure 4-2:	Physiography of the Sheini Prospecting Licence area and surrounds	15

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Figure 5-1:	Geological map of the Sheini Hills area constructed by Soviet geologists (Source: Cardero, 2012 – modified from Bobrov and Pentelkov, 1964)	18
Figure 5-2:	E-W geological cross section (trace shown on Figure 5-1) of the Sheini Hills area constructed by Soviet geologists (Source: Cardero, 2012 – modified from Bobrov and Pentelkov, 1964)	19
Figure 5-3:	Original Non-Exclusive Exploration Licence	20
Figure 6-1:	Regional Geological map of West Africa (from Henderson, 2012)	22
Figure 6-2:	Summary geological map of the Volta Basin and Togo Belt (from Henderson, 2012)	23
Figure 6-3:	Stratigraphic column of the geological units in the Sheini project area	26
Figure 6-4:	Hangingwall Lithologies	28
Figure 6-5:	Banded Iron Formation	30
Figure 6-6:	Granular Iron Formation	31
Figure 6-7:	Footwall Lithologies	33
Figure 6-8:	Detrital iron deposits	34
Figure 7-1:	Known global occurrences of Rapitan-type iron formation	39
Figure 8-1:	Geological map of the northern part of the Sheini prospecting licence. (Source: Cardero)	42
Figure 8-2:	Geophysical anomaly data for the Sheini North, South and Central Licences (white outlines denote anomalies supported by known iron outcrops)	44
Figure 9-1:	Locations of all diamond and reverse circulation drill holes completed during the 2012 Cardero drilling programme	46
Figure 9-2:	Bivariate plot of SiO2 against Fe for Detrital, BIF and GIF	60
Figure 10-1:	Cardero flow sheet outlining logging and sampling procedures for diamond drill core	61
Figure 10-2:	Cardero flow sheet outlining the sampling procedure for reverse circulation rock powder/chips	62
Figure 10-3:	Sampling Methods and Approaches	66
Figure 10-4:	Assay results of iron for standard reference material GIOP-58	71
Figure 10-5:	Assay results of silica for standard reference material GIOP-58	72
Figure 10-6:	Assay results of iron for standard reference material GIOP-63	72
Figure 10-7:	Assay results of iron for standard reference material GIOP-63	72
Figure 10-8:	Assay results of iron for standard reference material GIOP-96	73
Figure 10-9:	Assay results of silica for standard reference material GIOP-96	73
Figure 10-10:	Fe assays of blind field blanks	74
Figure 10-11:	Field duplicate (FDUP) comparisons; Top: quarter core field duplicates Bottom: chips/powder split field duplicates	75
Figure 10-12:	Preparation duplicate (PDUP) comparisons; Top: core preparation duplicates; Bottom: chips/powder preparation duplicates	76
Figure 10-13:	Comparison of specific gravity results for samples measured and calculated both on- site at the ALS Kumasi	77
Figure 10-14:	Comparison of specific gravity sample pairs analysed at ALS Kumasi and ALS Vancouver	78
Figure 10-15:	Check of specific gravity measurements comparing the results of sample pairs sent to ALS Vancouver and ALS Kumasi	78
Figure 11-1:	West facing plan view of the GoCAD adjusted Aster topography surface: a) coloured by elevation; b) coloured by evaluated elevation difference between GoCAD adjusted surface and original Aster topography (green = neutral, blue = lower than original, yellow = higher than original). Source: SRK	82

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SRK Consulting (UK) Limited
5th Floor Churchill House
17 Churchill Way
City and County of Cardiff
CF10 2HH, Wales
United Kingdom
E-mail: enquiries@srk.co.uk
URL: www.srk.co.uk

MINERAL RESOURCE ESTIMATE FOR THE SHEINI HILLS
IRON PROJECT, GHANA. JANUARY 2013

1	INTRODUCTION

1.1	Background

SRK Consulting (UK) Limited (“SRK”) is an associate company of the international group holding company, SRK Consulting (Global) Limited (the “SRK Group”). SRK has been requested by Cardero Resource Corp. (“Cardero”, the “Company” or the “Client”) to prepare a Mineral Resource Estimate on the Sheini Hills Iron Project located (the “Project”) in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana.

The author’s report serves as an independent report prepared by Howard Baker (MAusIMM(CP)), who is a Qualified Person as defined by the Canadian National Instrument 43-101 (“NI43-101”) and the companion policy 43-101CP.

The definitions of Measured, Indicated and Inferred Resources, as well as reserves as used by the author, conform to the definitions and guidelines of the CIM (Canadian Institute of Mining, Metallurgy and Petroleum) reporting codes.

The Mineral Resource Estimation process was a collaborative effort between SRK and Cardero staff. Cardero provided to SRK an exploration database and a geological interpretation comprising a series of vertical cross sections through the areas investigated by core and reverse circulation drilling. The geological model was constructed by Mr James Haythornthwaite of SRK. The statistical, geostatistical analysis, variography, selection of resource estimation parameters and construction of the block model were also completed by Mr James Haythornthwaite under the supervision of Mr Howard Baker, MAusIMM (CP) (224239), both employees of SRK. Two site visits were undertaken in early 2012, initially by Mr Colin Rawbone, a full-time employee of SRK to validate the drilling, logging, sampling and assaying protocols and subsequently by Mr Howard Baker at the midway point in the drill programme.

The Ironstone package is ductilely deformed into a series of broadly N-S trending asymmetric inclined fold structures, which extend to a total of approximately 8.6 km along strike, up to 1.2 km across strike and to depths of up to 300 m. The current drilling utilized in this Mineral Resource Estimation comprises 67 diamond drillholes and 127 reverse circulation boreholes, totalling 9,192m of drillcore and 1,923m of rock chips, drilled across the length of the deposit. Drilling was conducted between March and August 2012.

Sheini Hills MRE- Main Report

This report summarizes the exploration and technical work undertaken on the Project to date and describes the methodology employed by SRK to produce an independent Mineral Resource Estimate for the Project, all of which is prepared under the Guidelines of NI43-101 and accompanying documents 43-101.F1 and 43-101.CP.

1.2	Qualifications of Consultants

SRK is an associate company of the SRK Group. The SRK Group comprises over 1,600 professional staff in 46 offices in 6 continents, offering expertise in a wide range of engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, mineral expert’s reports, independent valuation reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This work has been prepared based on input of a team of consultants sourced from SRK. These consultants are specialists in the fields of geology and resource and reserve estimation and classification.

SRK has a significant amount of experience undertaking Mineral Resource Estimates, and in addition has worked on numerous iron ore deposits in West and Central Africa.

SRK is not an insider, associate or affiliate of Cardero Resource Corp, and neither SRK nor any affiliate has acted as advisor to Cardero Resource Corp, or its affiliates in connection with the Project. The results of the technical review by SRK is not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

2	RELIANCE ON OTHER EXPERTS

SRK has based this technical report, effective as of 7 January 2013, on information provided by Cardero Resource Corp, and has visited site and held discussions with Cardero personnel to confirm the authenticity, quality and completeness of the technical data on which the Mineral Resource Estimate is based.

2.1	Disclaimer

SRK has not undertaken any:

detailed investigations on the ownership and legal standing of the Sheini Exploration Licence as reported in Section 3; or

independent check sampling of material from the Project.

SRK has relied, in respect of the above, on the veracity of the information provided by Cardero.

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SRK is not aware of any other information that would materially impact on the findings and conclusions of the Mineral Resource Estimate or the report.

The report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

This report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical report contains expressions of the professional opinion of the Qualified Person based upon information available at the time of preparation.

3	PROPERTY DESCRIPTION AND LOCATION

The Sheini Hills Iron Project is located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana (Figure 3-1). Cardero has negotiated joint ventures with Emmaland Resources Ltd (Emmaland), pursuant to which Cardero can acquire a 100% joint venture interest in each of the three prospecting licences.

The project area has been subject to historical exploration, comprising trenching and diamond drilling, as well as due diligence sampling by Emmaland and Cardero. No modern mining activities have been recorded in the area. In 2012, Cardero completed a comprehensive Phase I exploration program.

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Figure 3-1:	The location of the Sheini Hills iron project within Ghana (from Cardero, 2012)

3.1	Property Description and Ownership

The project area consists of three contiguous prospecting licences (Figure 3-2). The licence coordinates are defined by degrees, minutes, and seconds using the Ghana national grid. The Government of the Republic of Ghana, acting by the Ministry of Lands and Natural Resources has issued a license document for each of the three prospecting licences. The prospecting licences define a cumulative licence area of 397.5 km2 and the corner coordinates of each licence are outlined in Table 3-1.

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Figure 3-2:	Sheini Hills Iron Project prospecting licence boundaries (outlined in red) (from Cardero, 2012)

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Table 3-1:	Sheini licence perimeter coordinates

Licence Name	Latitude	Longitude
Sheini North	9O 20' 00"	0O 25' 00"
	9O 20' 00"	0O 32' 30"
	9 11' 30"	0 31' 15"
	9O 11' 30"	0O 25' 00"
Sheini	9O 11' 30"	0O 25' 00"
	9O 11' 30"	0O 31' 15"
	9 00' 00"	0 28' 00"
	9O 00' 00"	0O 25' 00"
Sheini South	9O 00' 00"	0O 25' 00"
	9O 00' 00"	0O 28' 00"
	8 50' 00"	0 29' 30"
	8O 50' 00"	0O 25' 00"

From north to south, the prospecting licences are approximately 50 km long. The east-west licence dimensions are variable due to the irregular shape of the eastern license boundary, which is defined by the Ghana-Togo national border. The prospecting licences were issued to and are held by Emmaland.

Figure 3-3 shows the exploration Licence in relation to the resource pit, as defined by SRK. The resource pit does not represent the final engineered pit, it is a shell to constrain the resources based on assumptions described in section 13.8.

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LEGEND
2011 Licenses
Local Roads
Powerline
Villages
Resource Pit
WGS 84, Zone 31N
10km
Tatale
Zabzugu
Sheini North
1 025 000 mN
Kandin
Sheini
Camp 1
Camp 2
Sheini
1 000 000 mN
Kubalem
Sheini South
975 000 mN
GHANA
TOGO
200 000 mE
225 000 mE
N
G H A N A
BOLGATANGA
TAMALE
YENDI
KUMASI
ACCRA
TEMA
TAKORADI

Figure 3-3:	Sheini Hills exploration Licence showing key infrastructure and resource pit (from Cardero, 2012)

3.2	Licence Agreements

3.2.1	Emmaland-Cardero Joint Venture and Government Royalties

Cardero entered into three separate joint ventures with Emmaland (one for each prospecting licence) to explore and, if warranted, develop the lands subject to the prospecting licenses. The effective date for each of the joint venture agreements is 12 December 2011.

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Under each of the three joint ventures, Cardero has the right to earn a 100% joint venture interest in each prospecting licence, subject to (a) a 10% NPI (net profit interest) in favour of Emmaland, and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the licence areas that become the subject of one or more mining licences subsequently issued to Emmaland. Cardero will have the right to purchase the 10% NPI held by Emmaland in a joint venture at any time for an amount representing the net present value thereof, as calculated by an independent engineering firm, or such other amount as is acceptable to Emmaland. There are no other royalties or back-in rights to which the project is subject.

In order to earn its interest in three licences, Cardero will fund all expenditures under each of the joint ventures and make the following cash payments to Emmaland (Table 3-2) totalling USD16,600,000. To date, USD8,150,000 has been paid in scheduled payments and advances. The payment scheduled for December 31, 2012 for $500,000 relating to the Sheini North joint venture, was not made to Emmaland Resources. The terms of the Joint venture are currently under renegotiation.

Table 3-2:	Joint Venture Payments to Emmaland Resources

	Sheini North	Sheini	Sheini South
Initial Payment	$275,000	$275,000	-
12 December 2011	$1,000,000	$1,000,000	$3,000,000
12 June 2012	$1,000,000	$1,000,000	-
12 December 2012	-	$500,000	$100,000
31 December 2012	$500,000	-	-
12 December 2013	$1,000,000	$1,000,000	$1,900,000
12 December 2014	$1,000,000	$1,000,000	-
12 December 2015	$500,000	$500,000	-
12 December 2016	$500,000	$500,000	-
Total	$5,800,000	$5,800,000	$5,000,000

3.2.2	Tenure Description

Each of the three prospecting licenses was issued on 8 December 2011 to Emmaland, and is issued for an initial period of two years. Each license may be extended for an additional year without any reduction in area.

Each licence may thereafter be renewed for a further period of up to three years (as determined by the Minister of Lands and Natural Resources upon recommendation by the Ghana Minerals Commission), provided that 50% of the area subject to the license must be surrendered upon such renewal.

Emmaland may, at any time prior to the expiration of a license, apply for up to three mining licences over some or all of the area subject to each licence. Mining licences are issued for a maximum of 30 years (subject to extension for an additional period of up to 30 years) and are limited in size to approximately 63 km2 (189 km2 aggregate).

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3.2.3	Government Expenditure Commitments

Each prospecting licence outlines a required work program and an expenditure commitment based on this work program. The expenditure commitments (Table 3-3) relate to the initial two-year licence period, ending 8 December 2013, and total combined USD9,180,966 for the prospecting licences.

Table 3-3:	Government Expenditure Commitments

	Sheini North	Sheini	Sheini South
	USD	USD	USD
Expenditure Commitment	3,060,322	3,060,322	3,060,322

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	International and Regional Access

Access to Ghana is via the international airport in Accra, the capital city. The Project Area is situated in the eastern part of Ghana’s Northern Region, close to the border with Togo, approximately 400 km north of Accra (Figure 3-1). Tamale, Ghana’s second largest city, with a population of approximately 360,000, is the regional capital and administrative centre, as well as the regional transportation hub. Tamale is connected to surrounding population centres via good quality paved roads and is serviced by a regional airport with several flights a day to Accra.

4.2	Regional and Local Access

The Project Area is located approximately 170 km east of Tamale and the access road is paved as far as Yendi. East of Yendi, the project is accessed by a series of all-weather roads.

The Sheini Village lies approximately at the centre of the Project Area (Figure 3-2), 20 km southeast of Zabzugu. The Zabzugu–Sheini road is an all-weather graded road was upgraded by Emmaland in February 2011.

4.2.1	Physiography

Topography:

The terrain of Ghana’s Northern Region reflects the geological setting of the area. The landscape around the city of Tamale is generally flat, owing to the soft sedimentary rocks of the Volta Basin that outcrop in the area. East of Tamale and the Oti River, small hills with elevations rising to approximately 150 m above sea level are common, indicating the presence of more resistive rock formations. The Oti River forms a broad valley with elevations of 80–90 m above sea level in the vicinity of the Sheini area.

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At the Togo border, the Sheini Project area is characterized by a series of broadly N-S trending ridges surrounded by slightly undulating savannah (Figure 4-1). The majority of the ridges, which trend approximately 30 km south from the Zabzugu–Sheini road, are related to thick sequences of Ironstone and generally range from 150 m to 400 m above sea level. The Ironstone typically forms sharp, narrow ridges with the development of scree slopes at the base of these ridges. The Ironstone ridges are commonly surrounded by large, flat areas of Detrital material.

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Figure 4-1:	Topographical Map of the Sheini Prospecting Licences

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Rivers and drainages:

All of the streams and rivers in the Project Area draining westward from the ridges at the Ghana-Togo border are tributaries of the Oti River, which flows southward into Lake Volta (Figure 3-2). The small streams and rivers in the Sheini area are seasonal and are dry from the end of January until the end of May. The Oti River flows throughout the year.

Vegetation

The vegetation in flat areas surrounding ridges features typical African semi-open savannah woodland, with baobab, mango, and acacia trees and a variety of bushes. Dense grass reaches a height of 4 m during the rainy season (Figure 4-2: Plate 5.2), and grasses, bushes, and trees surround streams and rivers year-round (Figure 4-2: Plate 5.5). Local farmers cultivate much of the land around villages and, as such, dry-brush and grass is typically burned from fields in December, following the rainy season. A variety of crops are grown, including: yam, cassava, Guinea corn, millet, maize, hot pepper, tomato, and ground nuts. Small trees, bushes, and tall grasses vegetate the ridges.

4.2.2	Climate

The Northern Region of Ghana is located in the savannah belt with a typical hot sub-Saharan climate. There are two major seasons: dry and wet.

The dry season is locally called Harmattan after a dry Sahara wind that blows from the northeast from the end of November to March and brings fine dust, often decreasing the visibility during the day. The wind affects the climate mainly in northern Ghana where it decreases the air humidity and creates hot days and cool nights. The days during the dry season are usually cloud-free. Mornings are colder and sometimes humid with fog. The temperature at night is 15°C–20°C, but rises rapidly by midday to highs of 45°C. The lowest temperatures at night in the Sheini area are in January. The hottest days occur during March and April. The first thunderstorms, followed by short but intense rain, commence in the second half of March.

The rainy season extends from the end of March to late October or early November. The temperatures vary between 25°C and 45°C, with daily highs frequently in excess of 40°C. The highest rainfall is between July and August when the average rainfall is about 1,000 mm– 1,300 mm.

With upgrades to local roads ongoing and a proper maintenance schedule instituted, climatic conditions are not expected to adversely impact exploration activities in the project area.

4.3	Regional Infrastructure and Local Resources

Tamale is the main population centre in the region with approximately 360,000 people. Tamale is also the seat of local government for the Northern Region. The town of Yendi, approximately 90 km east of Tamale, has a population of approximately 40,000 people. Yendi is the historical centre of the Dagbon Kingdom. Closer to Sheini, the town of Zabzugu (Figure 4-2: Plate 5.4) is the administrative centre for the Zabzugu-Tatale district in which the project is located. The estimated population of the Zabzugu-Tatale district is 80,000 people.

Sheini Village, 20 km southeast of Zabzugu, has a population of 400–500 people. There are a number of smaller communities south of Sheini with populations of roughly 100-200 people. The camp villages (Camp 1 and Camp 2) lie to the southwest of the Sheini Village.

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4.3.1	Medical Care

The medical care in Tamale and in the Zabzugu-Tatale district is at an acceptable level. Tamale hosts many small hospitals, including a teaching hospital, which has a laboratory and an emergency facility. The closest medical clinic to the project area is in Zabzugu. The Government of Ghana operates this clinic, which is capable of dealing with minor injuries and medical problems. The clinic in Tatale is managed by the Catholic mission has staff trained to deal with snake bites.

4.3.2	Communications

Ghana has good mobile phone coverage operated by five major mobile network providers, although the quality of the mobile phone signal in the project area is variable. A satellite telephone and internet system has been installed at the Cardero exploration camp near Sheini, as has a two-way radio base station and repeater. Cardero has been issued permits for and is operating a dedicated radio frequency for local communications.

4.3.3	Power and Water

The total electrical generating capacity of Ghana in 1994 was approximately 1,187 MW, and annual production totalled approximately 4,490 MW. The Volta River Authority (VRA) provides Ghana’s main power source with six 127 MW turbines. The VRA’s power plant at Akosombo Dam generates the bulk of electricity consumed in Ghana, some 60% of which is purchased by Valco (Volta Aluminium Company) for its smelter. The power plant also meets most of the energy needs of Togo and Benin. The balance of Ghana’s electricity is produced by diesel units owned by the Electricity Company of Ghana, by mining companies, and by a 160 MW hydroelectric plant at Kpong, about 40 kilometres downstream from Akosombo.

Lake Volta is situated around 150 km southwest of the Sheini area, and the Oti River, about 20 km west of Sheini, is one of the main tributaries. The reservoir is formed by the Akosombo Dam, which was completed in 1965, and at 8,502 km2 , is the largest reservoir (by surface area) in the world.

A major power line follows the Tamale–Yendi–Zabzugu–Tatale road (Figure 3-2), bringing power to the towns and villages along this route. Zabzugu, 20 km northwest of the Project Area, is the closest town with electrical power. During the recent field work and prospecting in the southern part of the Project Area, a power line was also noted going to Nakpali, which is located approximately 25 km southwest of the Project Area.

The Oti River represents the major water source for the Sheini Project. The river rises in Burkina Faso and forms part of the international boundaries between both Benin and Burkina Faso and Togo and Ghana. The width of the Oti River varies, ranging from approximately 75 m west of Zabzugu (20 km northwest of the project area) to approximately 200 m 25 km south of the project area (Figure 4-2: Plate 5.5).

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4.3.4	Infrastructure and Ports

In country, the closest railway line to the project area is the Accra–Kumasi rail line located approximately 350 km to the south. The Ghana government has long-term plans to extend the existing railway line to Tamale and Yendi.

The closest rail line to the project area lies across the border to the east in Togo. This railway extends south from Blita (approximately 100 km southeast of Sheini) to the port at Lomé, Togo’s capital, and is used primarily for the transport of limestone and phosphates.

The Tema sea port, the largest in Ghana, is located approximately 390 km south-southwest of the project area and approximately 30 km east of Accra (Figure 3-1).

4.3.5	Transportation Survey

Stonehouse Construction completed a transportation study under contract to Cardero in November 2011. A Qualitative Scoring Matrix, consisting of agreed upon weightings and assessment factors, was used to rank options for bulk material transport from the Sheini project area to port. Of five ranked options, three merit further consideration including (in order of ranking): 1) slurry pipeline, 2) rail, and 3) overland and lake combination.

Slurry Pipeline

Slurry pipelines have been employed in large-scale iron mining operations since 1967. An overall downhill grade (Sheini is roughly 200 m above sea level), from the project area to the Tema port makes a slurry pipeline possible. The pipeline could be buried, and water could be sourced from groundwater systems, or from the Oti River (roughly 24 km west of the project area).

Rail

Rail transport is currently the most commonly used method for bulk material transport in large iron ore mining operations. Ghana’s existing rail line is limited, connecting Ghana’s two main ports (Takoradi and Tema) with the country’s main southern population centres (Accra and Kumasi). It is also in poor condition. However, plans exist for the Chinese National Machinery Import and Export Corporation (CMC) to improve the existing railway infrastructure, which should eventually bring rail lines to Yendi, within 70 km of the Sheini project. This route would include 820 km of rail line from Sheini to the Tema port, passing through Yendi, Tamale, and Kumasi. An alternative is the construction of a more direct route from Sheini to the Tema port, incorporating 440-470 km of rail line.

Overland and Lake Combination

Available information shows that the Oti River (approximately 24 km west of the project area) and Lake Volta are navigable through the portions that would be used for transport. Bulk materials could be transported by rail or truck from Sheini to Katare (183 km), by barge from Katare to Akosombo (269 km), and then by rail or truck from Akosombo to the Tema port (81 km). Total transport distance would be 533 km.

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Figure 4-2:	Physiography of the Sheini Prospecting Licence area and surrounds

Plate 5.1 : Paved Tamale–Yendi road traverses flat topography; Plate 5.2 : Unpaved Zabzugu–Sheini road (Dec 2010); Plate 5.3 : Improved Zabzugu–Sheini road (March 2011); Plate 5.4 : Main Street in Zabzugu Village; Plate 5.5 : Oti River draining south to Lake Volta; Plate 5.6 : Ridge formed by iron mineralization, south of Kandin Village.

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4.4	Exploration Camp

Cardero has constructed an exploration camp near Sheini that is capable of feeding and housing 34 people with room for expansion. The camp was constructed using a combination of typical Ghanaian construction techniques and converted sea containers with modern amenities. A water well has been drilled and equipped with an electric, compressed air pump, providing a reliable source of running water. A septic system has been constructed to collect waste water. A diesel generator supplies electricity to the camp 24 hours a day. The camp consists of separate living quarters for men and women, kitchen with a separate dry storage area, several office buildings, several core logging pavilions, core cutting facilities, storage facilities, helipad, several recreational areas, and security facilities including a chain-link fence with razor-wire surrounding the perimeter of camp. A Spidersat Communications satellite system provides continuous satellite telephone and high-speed internet connections. A two- way radio system has been installed at camp, consisting of a base station and a repeater. Cardero has received permits for, and is operating a dedicated radio frequency to ensure reliable communications between the camp and persons working in the field.

5	HISTORY

The Sheini Hills Iron Project is a greenfield project. Historical exploration and mining activities are minimal, though small localized ancient smelting operations have been recognized, and several groups of explorers investigated the area in the 1950s and 1960s. The following is a brief summary of historical exploration activities near Sheini.

5.1	Previous Mapping and Surface Sampling

E.H. Jacques (1950s):

The first detailed exploration work to focus on the iron occurrences around Sheini Village was by E H Jacques in the 1950s. Jacques’ report, (1958) summarizing the exploration work, was re-printed by the Ghana Geological Survey Department (GGSD) in 2003 (Archive Report No. 85).

According to this report, Jacques and his team carried out geological mapping, technical work, trenching (10 trenches), and diamond core drilling (summarized in Section 5.3) along the Ironstone ridges from Kandin in the north to the Kubalem area in the south, comprising approximately 35 km of strike length. Jacques describes 8 groups of iron-mineralized bodies from this large area.

The report also contains an incomplete set of cross sections at an obscure scale, constructed from a combination of trenches and surface outcrops or a combination of trenches and boreholes. However, the geological and location maps in Jacques report are missing, so although the results are informative, they cannot be located and replicated in the field.

Soviet Union Exploration (1960s):

In the early 1960s, geoscientists from the Soviet Union were invited to Ghana to assist with geological mapping, prospecting, and performing numerous specific studies in northern Ghana. A large operations base was established in the city of Tamale. The Soviet experts were involved in the exploration projects until 1966, when they were requested to leave the country by the Ghanaian government.

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The iron occurrences around Sheini Village were studied as part of one of the projects managed by the Soviets. The work included detailed geological mapping, trenching, and drilling (summarized in Section 5.3). The results were summarized in several reports and some of them have been re-printed by the GGSD.

The reports indicate that the exploration was focused mainly on the areas northwest, west, and southwest of the Sheini Village. The reasons were probably easy access, availability of local labour, and the remains of old workings from the previous exploration carried out by Jacques. Although the available reports are again incomplete and without location maps or coordinates, there is one basic geological map showing five major bodies of iron mineralization outlined by the Soviet geologists (Figure 5-1). The same map shows the position of 11 trenches (from 12 described in the report) and 19 pits (from 72 described in the report). Boreholes are not shown on this map, although the report describes the presence of at least 14 boreholes.

The geological map is accompanied by an approximately 1.5 km long, east–west-trending geological cross section over Bodies 4 and 5 (Figure 5-2). The southern part of the Sheini area and the Kubalem area were explored probably only at regional scale. The Soviet regional exploration work also indicated fine-grained gold in heavy mineral stream concentrates south of Sheini Village.

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Kaljumon
1
2
3
4
5
Tankpa
Camp Party 13
Monkey Hill
Gazari Range
Cross Range
Termite Hill
To Shieni
Yaguyili
To Nakpali
Zabzugu
Sheini
Camp1
Sampa
Sambu
220,000 mE
1,025,000 mN
1,000,000 mN
Ferricrete
Buem formation, lower suite, upper succession (mineralization hanginwall)
Iron formation
Buem formation, lower suite, lower succession (mineralization footwall)
Ore body number
Trenches
Pits
Slag piles
Cross section line
Outcrop number

Figure 5-1:	Geological map of the Sheini Hills area constructed by Soviet geologists (Source: Cardero, 2012 – modified from Bobrov and Pentelkov, 1964)

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Figure 5-2:	E-W geological cross section (trace shown on Figure 5-1) of the Sheini Hills area constructed by Soviet geologists (Source: Cardero, 2012 – modified from Bobrov and Pentelkov, 1964)

Emmaland Resources (2008 onwards):

Until 2008, no significant exploration activity was undertaken in the Sheini area after the Soviet geologists left Ghana in 1966. In 2008, the Minerals Commission of Ghana granted non-exclusive exploration permits (Figure 5-3) to six companies. These non-exclusive permits allowed each company to explore for iron ore within the Sheini area by geochemical and photo-geological surveys or other remote sensing techniques, with a deadline for final reporting in the second half of March 2011.

Emmaland Resources contracted three geologists from the Ghanaian Geology Survey to initiate a work program consisting of geological mapping, rock sampling, excavation of 10 test pits, and trench sampling. In December 2011, Emmaland engaged Aurum Exploration Services, Ireland, to complete a three-month exploration program aimed at collecting adequate data for submission of a successful report to the Minerals Commission of Ghana. The exploration consisted of geological mapping and prospecting, locating historical exploration workings and boreholes, and cleaning, documenting, and re-sampling historical trenches. The NI43-101 technical report titled Sheini Hills Iron Project; Ghana, Africa (January 18, 2012) describes the results of this work in detail.

The results of the work, together with recommendations for a further exploration program, were summarized in the report submitted to the Minerals Commission of Ghana before the deadline. On 8 December 2011, the Minerals Commission of Ghana issued three prospecting licenses covering the project area to Emmaland.

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to Yendi
Tatale
GHANA
TOGO
Sheini North
Zabzugu
Kandin
Sheini
Sheini
Nakenda
Camp 1
Camp 2
Sangba
Kundrokubo
Poalando
Jayondo
Laribanga
Oti River
Sheini South
Kukpaliga
Tindang
Kubalem
Korikuriku
Asorokura
Woribogo
Pudia
Likambor
LEGEND
Original non-exclusive license
2011 Licenses
Local Roads
Villages
WGS 84, Zone 31N
5km

Figure 5-3:	Original Non-Exclusive Exploration Licence

5.2	Previous Geophysical Surveys

Cardero and SRK are not aware of any historical geophysical surveys being conducted on the licence area.

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5.3	Drilling by Previous Explorers

Jacques (1950s):

As part of the exploration work carried out by Jacques in the 1950s, nine diamond drillholes were drilled along the 35 km of strike length explored from Kandin in the north to Kubalem in the south. All of the samples taken during this phase of exploration were assayed for iron and silica and a small number of samples were also assayed for phosphorous. The results, presented in Jacques’ report as tables, show iron grades in the range of 30–50% iron, with silica content of usually more than 15% silica (“SiO2 ”). The content of phosphorous is usually below 0.2% P2 O5 but some of the samples contain 1.0%–1.5% P2 O5. Jacques is the first author to suggest that the source of the occasionally higher phosphorus content could be the clasts of granitic rocks (granite, pegmatite) and metamorphic rocks (quartz-sericite-chlorite schist) within the mineralized tillites.

Soviet Union Exploration (1960s):

The work conducted by geoscientists from the Soviet Union in the 1960s is known to have included a significant number of diamond drillholes. However, the location and results of the drilling campaign are not known to SRK.

5.4	Previous Mineral Resource Estimates

Both Jacques and the Soviet geologists attempted resource estimates based on the exploration work they each completed. However, Cardero has reviewed the reports, methodology, and resulting calculations and does not believe that the reported “reserves” are at all reliable or that they provide any useful information with respect to the ongoing exploration of the project area.

SRK has not completed any Mineral Resource Estimates for the Sheini Hills Project prior to this study.

6	GEOLOGICAL SETTING AND MINERALIZATION

6.1	Regional Geology and Tectonics

The Sheini Hills project area is located in central-east Ghana to the east of the West African Craton (Figure 6-1), within a southern portion of the Trans-Saharan Belt known as the Dahomeyan Belt (Kröner and Stern, 2004). The western portion of this belt comprises the Voltaian Supergroup - a large late Proterozoic to early Palaeozoic passive margin sedimentary sequence, which is overthrust from the east by supracrustal sediments and volcanics of the Togo Belt (Figure 6-2). The Voltaiac Supergroup sediments overlay highly metamorphosed Birimian Group basement rocks composed of meta-volcanosedimentary units of early Proterozoic age, as well as metasedimentary basins and granite complexes of similar age. The deformation and metamorphism of these basement rocks is dated at circa 2,100 Ma.

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Figure 6-1:	Regional Geological map of West Africa (from Henderson, 2012)

The Volta Basin, which covers almost 45% of Ghana’s surface, comprises three major units:

  Lower Voltaian - Kwahu and Morago Groups;

  Middle Voltaian - Oti-Pendjari Group; and

  Upper Voltaian - Obosum Group.

The Kwahu (south and southwest part of the basin) and Morago (north and northwest part of the basin) Groups encompass a thick sedimentary sequence of flat-lying, massive and cross bedded sandstones and arkoses. These groups constitute the lower part of the Volta Basin and are dated at 700-1,000 Ma.

This lower sedimentary succession is unconformably overlain (Carney et al, 2010) by the 3-4 km thick Oti-Pendjari Group, dated at 570-675 Ma. The base of the Oti-Pendjari Group is defined by a tillite with angular to sub-angular, often striated clasts/boulders measuring up to 1 m across. This basal conglomerate, thought to be related to post glacial eustatic flooding, is overlain by shallow marine platform sediments including clastic sandstones, micaceous sandstones and arkoses. Thin layers of carbonates (limestones and dolomites) are also present. Alkali-rich volcanic and volcaniclastic rocks correlating with the lower part of the Oti Group are reported from eastern portions of the basin.

The youngest major unit of the Volta Basin is the Obosum Group, dated at 450-570 Ma. This formation, which unconformably overlies the Oti-Pendjari Group, comprises sandstone and siltstone molasse deposits derived from the Togo Belt to the east (Carney et al, 2010).

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5°
N
Kano
Volta Basin
10°
Togo belt
R. Niger
R. Benue
Benue Trough
Lagos
0
500 km
WEST AFRICAN CRATON
Volta basin
Birrimian greenstone belts
Gneiss, migmatite, granite
Sheini area
PAN AFRICAN PROVINCE
Buem f.
Atacoran f.
Dahomides
Schist belts
Gneiss, migmatite, granite

Figure 6-2:	Summary geological map of the Volta Basin and Togo Belt (from Henderson, 2012)

The Volta Basin sediments are overthrust from the east by the Togo Belt - a late Precambrian to early Phanerozoic NNE/N-S trending belt comprising low metamorphic grade supracrustal sediments and volcanics. The Togo Belt comprises two major stratigraphic units; namely the Buem Formation and the Togo Formation - also known as the Atacora unit in Togo and Benin and the Akapimian in southeast Ghana (Wright et al, 1985). The Sheini Hills project is located in the west of the Buem Formation – an eastward dipping, 15-30 km wide belt which follows the Ghana-Togo border. The formation predominantly comprises east to southeast-dipping clastic sediments including sandstones, siltstones, fine grained quartzites and shales thought to have been deposited within a passive continental margin setting (Osae et al, 2006).

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Red jasperoid cherts, limestones and dolomites are typically restricted to the Togo portion of the Buem Formation. Similarly, sea-floor volcanic units dated at 624 Ma (Bozhko et al, 1971) and comprising basalts, hawaiites, mugearite and trachytes (Osae et al, 2006), outcrop east of the Togo border but are not common in the Ghana portion of the formation. Iron formations are located mainly within the Ghanaian part of the Buem Formation (Henderson, 2012) and are associated with tillites (thought to be comparable with those of the Oti-Pendjari group) at the base of the formation.

The contact between the Volta Basin and the overlying Togo Belt is punctuated by a major east dipping thrust fault which outcrops west of the iron formations of the Buem Formation. The Togo Belt is an arcuate foreland thrust belt at the head of the Pan-African Dahomeyide orogenic belt. East-east compression caused the shallow marine platform succession to be overthrust onto the Volta Basin, resulting in the evolution of the Volta succession into a foreland basin as the deformation front advanced.

6.2	Local Geology

The Sheini Hills Project Area is located at the boundary between the Buem Structural Unit (BSU) and underlying Voltaian Supergoup. Ironstone, thought to belong to the base of the BSU, forms a series of ridges which trend roughly north-south. However, the exact position of the border between the BSU and Voltaian Supergroup is unclear due to poor outcrop distribution east of the Ironstone ridges.

The closest observed outcrops belonging to the Voltaian Supergroup are near flat lying greenish-grey to white sandstone, arkose, greywacke and mudstone, likely of the Oti-Pendjari Group, which outcrop proximal to the Oti River approximately 20 km west of the project area. Similar rocks are likely located immediately west of the BSU ridges in the project area, however, the flat-lying lowland, sub-horizontal bedding, and Phanerozoic cover prevents outcrop recognition. Probable Voltaian Supergroup sediments are intersected at the end of several boreholes (SCD034 and SCD047) drilled during the recent exploration programme. In drill core these rocks are grey-colored, fine-grained sediments with sub-horizontal bedding and cross-cutting carbonate stringers with local disseminated pyrite, similar to the lithological unit observed proximal to the Oti River. This lithology resides beneath the iron formation, footwall diamictite, and footwall black shale, and forms local down-stepping terraces west of the BSU ridges.

The BSU belt is approximately 5-15 km wide, and is present in all three prospecting licenses. In the project area, the BSU has been divided into three basic lithologic units:

Hanging wall formation (mudstone, greywacke and sandstone).

Buem iron formation (banded and granular iron formation).

Footwall formation (diamictite, sandstone, greywacke and quartzite).

Iron-rich sedimentary rocks are typically classified as ironstones, or as iron formations. Sedimentary rocks must contain greater-than 15% iron to be considered iron-rich (Bekker et al, 2010). Ironstones are typically Phanerozoic in age, or less than 540 Ma, while iron formations are typically Precambrian in age (4600-590 Ma). Iron formations are further classified as either banded iron formation (BIF), or granular iron formation (GIF). BIF typically displays well developed laminations with layers alternating between iron-rich sediments, and chert, sandstone, mudstone, or siltstone. GIF typically lacks any continuous banding, although cross-bedding and other discontinuous layering may be present. BIF can display granular aspects.

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The iron-rich rocks near Sheini typically contain greater than 30% iron and display two typical primary textures including: 1) laminated/micro-banded iron-rich mudstone with alternating bands of silicified sandstone laths (typically 1 cm thick by 2-3 cm long) and irregular lenses/bands of chert, and 2) massive, granular iron-rich sediments with polymictic clasts (typically granitic, pegmatitic, and schistose). The iron-rich rocks at Sheini exhibit both BIF and GIF properties and are hereto referred to as the Buem iron formation.

Neoproterozoic rocks in the project area are covered by younger Cenozoic clastic sediments that form flat lying deposits surrounding the north–south trending ridges. Of greatest economic significance are a series of irregular shaped Detrital iron deposits, up to 29 m thick, which occur at the base of BSU ridges. The Detrital deposits are predominantly composed of clasts of iron formation derived from the Buem iron formation, cemented by a sandy hematitic clay matrix. The surface of these deposits is typically covered by a thick layer (1-5 m) of hard ferricrete.

6.3	Mineralization

Mineralization predominantly comprises bladed hematite with lesser iron hydroxides (goethite, limonite), and very rare magnetite and pyrite grains. Primary iron mineralization is largely confined to thinly banded, laminated iron formation and granular diamictic iron formation, which are commonly interbedded. Granular iron formation is more consistently interbedded with banded iron formation in the southern area of recent exploration, while banded iron formation dominates to the north. The Buem iron formation, its immediate hanging wall and footwall, and Cenozoic Detrital iron deposits are described in the sections below.

6.4	Sheini Deposit Stratigraphy

The following schematic stratigraphic column (Figure 6-3) summarizes the relationship between major geological units in the project area. Detailed descriptions of the lithologic units are presented below:

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Figure 6-3:	Stratigraphic column of the geological units in the Sheini project area

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6.4.1	Hanging wall

Hanging wall rocks are largely intersected in the central portions of long, narrow synclines. Surface outcrops are rare and most observations are from drill-core only, although their presence at surface can be marked by soft, sandy, light tan-colored soil, and local saprolitic profiles in road cuts. Hanging wall drillhole intersections are typically less than 60 m thick, however intervals of up to 260 m in thickness are intersected between folded overturned layers of iron formation (drillhole SCD067). Prevailing lithologies include greenish-grey coloured, very fine-grained to fine-grained, poorly sorted sandstone (Figure 6-4: Plates 7.1 and 7.2) with interbedded siltstone and mudstone. Sandstone is dominantly composed of subangular quartz with minor grains of chert, feldspar and muscovite. Siltstone and mudstone contain abundant phyllosilicates (muscovite, chlorite). Locally, thin (0.5 to 2.0 m thick) lenses of white coloured, fine-grained, massive quartzite (which are seen to outcrop locally) have been observed with common pyrite aggregates along fracture planes. Rare, thin (0.1 to 1.0 m thick) conglomeritic zones are also occasionally present. Subangular to subrounded clasts composed of siliciclastic rocks (sandstone, siltstone and mudstone) and typically 0.5 to 2 cm in diameter have also been observed in the hanging wall (Figure 6-4: Plate 7.3), but are not a prominent feature.

Hanging wall rocks are typically very clean with minimal alteration, however, locally iron oxide alteration has been observed at the contact between hanging wall and the iron formation (Figure 6-4: Plates 7.4, 7.5, and 7.6). These alteration zones, which are generally localized to the northern area of the recent exploration programme, are typically several meters thick (locally up to 30 m and are defined by brown sandy siltstone and/or mudstone with partial replacement of the matrix by iron oxides (haematite) and iron hydroxides (haematite, goethite). Assays from the recent exploration programme show these hanging wall alteration zones to contain 10 to 15% iron.

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Figure 6-4:	Hangingwall Lithologies

Plate 7.1 : fine-grained, poorly-sorted sandstone; Plate 7.2 : strongly-weathered, fine-grained, poorly sorted sandstone (saprolitic); 7.3 : fine-grained, poorly-sorted sandstone with local clasts/fragments; Plate 7.4 : fine-grained sandstone with weak iron alteration; Plate 7.5 : fine-grained sandstone with strong iron alteration; Plate 7.6 : fine-grained sandstone with patchy iron alteration.

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6.4.2	Iron Formation

The Buem iron formation forms a thick (29 to 120 m) sequence comprising both banded and granular iron formation immediately above the footwall diamictite, and overlain by a sequence of fine-grained clastic hangingwall sediments. The Buem iron formation is the dominant formational unit of the brachysynclinal structures documented in section 6.5. The thickness of the iron formation is approximately consistent within each brachysynclinal structure, but generally increases towards the north. Recent exploration indicates that the banded iron formation is more prevalent than granular iron formation in the northern area of the recent exploration programme.

Banded Iron Formation

BIF in the Sheini Project area is typically brick red to dark red and formed by mm to cm scale bands and laminations of sandstone laths and fine grained hematite (Figure 6-5: Plates 7.7 and 7.8). Sandstone laths are typically up to 1 cm thick by 2-3 cm wide and commonly display silicified rims with partially eroded cores, surrounded by haematite-mineralization (Figure 6-5: Plates 7.8, 7.9, and 7.10). Banding is observable in both outcrop (Figure 6-5: Plates 7.11 and 7.12) and drill core, however, it is most easily observed through petrographic analysis. Petrographic inspection of BIF indicates that bands and laminations predominantly consist of upward-fining, graded-bedding between quartz and haematite with quartz grains commonly forming the base of laminations and bladed haematite increasing in abundance toward the top. Quartz grains are typically subangular and vary in size from approximately 40 µm to 1 mm. Haematite forms an irregular mesh composed of blades that are 30 to 100 µm wide by 3 to 5 µm thick.

Locally, the BIF is cross-cut by numerous thin veinlets of quartz, amorphous silica, secondary haematite, chlorite (chamosite) and siderite. Siderite and amorphous silica are also common near the base of the Buem iron formation. Near the base of the Buem iron formation, siderite and amorphous silica lenses replace BIF along apparent bedding planes, which is postulated to be the result of post-formational tectonic and hydrothermal processes. Irregular shaped jasper-like cherty lenses are also irregularly dispersed throughout the BIF.

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Figure 6-5:	Banded Iron Formation

Plate 7.7 : bands and laminations seen in outcrop (a boulder); Plates 7.8 : bands and laminations seen in drill core; Plate 7.9 : BIF with sandstone laths; Plate 7.10 : BIF with sandstone laths; Plate 7.11 : BIF in outcrop; Plate 7.12 : BIF in outcrop.

Granular Iron Formation

GIF is typically brick red to dark red-brown, comprising mm to m scale subangular to subrounded lithic clasts set in a haematitic matrix (Figure 6-6: Plates 7.13, 7.14, 7.15, and 7.16). Clasts are largely composed of granite, pegmatite, and schist, with lesser sandstone, quartzite, and mudstone. At present, clasts of iron formation have not been observed.

Similar to haematite of the BIF, the haematitic matrix of the GIF consists of an irregular haematitic mesh formed by blades of haematite, measuring 30 to 100 µm and 3 to 5 µm thick. Haematite fills free space in lithic clasts and replaces fine-grained phyllosilicates (muscovite and chlorite). Quartz grains similar to those in the BIF are also present.

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Figure 6-6:	Granular Iron Formation

Plate 7.13 : lithic clasts in GIF; Plate 7.14 : lithic clasts in GIF; Plate 7.15 : contact between GIF and BIF; Plate 7.16 : contact between GIF and BIF

6.4.3	Footwall

The footwall to the Buem iron formation generally comprises poorly sorted, coarse-grained sediments. Footwall rocks are rarely found in outcrop due to a low resistance to natural weathering processes. Most observations are made from drill core and rare saprolite profiles exposed in fresh road cuts during recent exploration activities.

The dominant footwall lithology is a distinctive pale to dark grey, medium to coarse grained sandstone with mm to m scale angular, subangular, and subrounded clasts which comprise 15 to 30% of the unit (Figure 6-7: Plates 7.21, 7.22, and 7.23). Clasts are predominantly composed of granite, pegmatite, and mica schist, with lesser amounts of quartzite, sandstone, and mudstone. The matrix dominantly consists of grains varying in size from silt to coarse sand. Thin section analysis indicates the presence of muscovite, chlorite and rare feldspar in the matrix, in addition to rare accessory pyrite and rutile and trace levels of volcanic glass. This rock is typically massive with no visible bedding. Local horizons of greywacke and fine-grained sandstone are occasionally characterized by graded bedding with fine laminations largely composed of muscovite and chlorite. Local cross-bedding has also been observed.

The footwall sandstone is commonly oxidized at the contact with the overlying Buem iron formation (Figure 6-7: Plate 7.24, 7.25, and 7.26). Fine-grained aggregates of iron oxide (haematite) and iron hydroxide (goethite, limonite) fill free space between grains of the poorly sorted sandstone. Thin section analysis of altered zones show that only phyllosilicates (muscovite, chlorite, etc) are replaced, leaving other minerals and larger clasts unaltered. The alteration profile varies in thickness from several cm to greater than 50 m. Distinct (cm scale) contacts are observed where alteration is thinnest (typically in the southern area of recent exploration), while very diffuse, gradational contacts exist in wider zones of alteration (northern area of the recent exploration). The altered sandstone is defined by red-brown colour and typically contains 10 to 20% iron (based on recent assay analysis).

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Historical reports (Jacques, 1958; Bobrov & Pentelkov, 1964) and scientific papers (Wright et al., 1985) describe this rock as unaltered tillite due to its similarities with known tillites forming the base of the Oti-Pendjari Group (Wright et al., 1985). These tillites are known to be associated with striated clasts most likely of glacial origin. However, such striations have not been observed during the recent exploration programme. As such, SRK prefers the more generic term diamictite over tillite for the footwall rocks in the project area. Diamictite is a sedimentary rock consisting of various lithified, unsorted to poorly sorted, terrigenous materials with various clast and grain sizes and is associated with numerous geological processes and environments (glacial, volcanic, marine, tectonic, and erosional).

Diamictite is present in the footwall to the iron formation in the entire area of recent exploration. Two recent drillholes (SCD034 and SCD047) penetrated through the base of the diamictic footwall, into Voltaian Supergroup sediments below. The unconformable contact between these two units consists of a thick zone of friable, black schistose rocks comprising abundant chloritic and graphitic material, with common slickensided planes and rare rotated blocks or clasts. The trend of folding in the black schist unit is typically subparallel to ductile deformation in the overlying Buem iron formation.

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Figure 6-7:	Footwall Lithologies

Plate 7.21 : coarse-grained, poorly-sorted sandstone with clasts; Plate 7.22 : contact between coarse-grained, poorly-sorted sandstone with clasts and mudstone; Plate 7.23 : coarse-grained, poorly-sorted sandstone with clasts; Plate 7.24 : coarse-grained, poorly-sorted sandstone with clasts and strong iron alteration of the matrix; Plate 7.25 : coarse-grained, poorly sorted sandstone with clasts and strong, patchy iron alteration; Plate 7.26 : coarse-grained, poorly-sorted sandstone with clasts and patchy iron alteration

6.4.4	Detrital iron deposits

Detrital iron deposits form extensive flat-lying platforms adjacent to ridges in the project area (Figure 6-8: Plates 7.17 and 7.18). These platforms tend to be sub-circular and are likely paleo-alluvial cones occurring where ridges of iron formation are cross-cut by major fault zones. Recent drilling shows the Detrital iron deposits to be of variable thickness, ranging from 1 to 29 m thick.

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Typically, the Detrital iron platforms are characterized by a succession comprising:

  An upper hard ferricrete surface, generally 1 to 5 m thick.

  A central zone of gravel, both consolidated and unconsolidated with clasts of iron formation set in an iron-rich, sandy, clay matrix.

  A lower thin (< 0.5 m thick) layer of secondary fine grained ironstone.

Brown to red, mm to m scale clasts derived from the Buem iron formation, are present throughout the upper ferricrete zone and central consolidated gravel (Figure 6-8: Plates 7.19 and 7.20). Detrital iron matrix consists of yellow-orange to red coloured iron-rich, sandy clay. Locally, a thin layer of Ironstone exists at the base of Detrital iron deposits. It is generally less than 0.5 m thick and contains no clasts. It is postulated that this ironstone layer may be the result of supergene enrichment from surface waters percolating through iron-rich gravels above. The lower contact of Detrital iron deposits is usually defined by several metres of iron sulphate (jarosite) alteration, which likely formed in response to chemical weathering of bedrock by iron-rich acidic fluids.

Figure 6-8:	Detrital iron deposits

Plate 7.17 : extensive flat-laying field of Detrital iron; Plate 7.18 : extensive flat-laying field of Detrital iron; Plate 7.19 : clasts of BIF in sandy-clay matrix; Plate 7.20 : clasts of BIF in sandy-clay matrix

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6.5	Sheini Structural Geology

The Buem Structural Unit (BSU) is a complex fold-thrust belt emplaced over the eastern portion of the Voltaian Supergroup. Thrusting of the BSU over the Voltaian Supergroup is one of the earliest recognized tectonic events in the area. Evidence of thrusting was clearly recognized during geologic mapping and inspection of drill core during the recent exploration program. After Panafrican thrusting, several additional tectonic events likely affected the rocks of the BSU in the project area. Recognized tectonic evens in the project area are summarized as (oldest to youngest):

1.	Panafrican thrusting from east to west followed by N-S trending reverse thrust faults and small scale folding.

2.	N-S compression displacing the blocks en-echelon along transpressional faults, and re- activation of the N-S trending thrust related reverse faults.

3.	Youngest strike-slip and normal faulting.

The under-riding Panafrican thrust likely consists of several thrust faults with shallow east dipping shear zones. Several drillholes from the recent exploration programme intersected these thrust fault zones, indicating fault zones to commonly be greater than 10 m thick with displacement largely occurring in black shale horizons within footwall rocks. These zones commonly display a schistose texture with abundant graphitic- and chloritic-rich material.

The Buem iron formation is largely segregated into a series of north-south trending, slightly rotated (NNE-SSW) brachysynclinal structures. Five major and two minor brachysynclinal structures, and four sub-structural anticlines have been recognized in the recently explored area (northern part of the Sheini prospecting license).

The brachysynclinal structures all show similar morphological features. The eastern limbs of the synclines are usually steep to subvertical, and the western limbs typically show a moderate 45 to 50º dip to the east. The northern and southern extremes of the structures typically dip gently back towards the centre, but are also locally subhorizontal. The central portions of the structures are horizontal to sub-horizontal. Commonly, a series of two to three subparallel synclinal and anticlinal sub-structures have developed within the major brachysynclinal structures. The tops of these structures are usually eroded, locally cutting off fold hinges.

North-south compressional forces commonly displace the brachysynclinal structures en echelon resulting in thick transpressional shear zones, forming wide northeast-southwest trending valleys that are easily visible in the field and on satellite imagery. Fault breccia and gouge with a weak to moderate mineral elongation and lineation are common in these zones. Transpressional faulting mostly occurs between structures, but occasionally cuts the brachysynclinal structures, showing greater than 100 m of displacement. It seems likely that north-south trending Panafrican-related thrust faults were reactivated during this transpressional event.

The youngest tectonic regime consists of transpressional and normal faulting that typically trends east-west, east-northeast/west-southwest, and west-northwest/east-southeast. Displacement on these faults appears to be only a few metres. These faults are mostly recognized in the field by slickensides on fault planes.

In the project area, the Buem iron formation largely forms brachysynclinal structures with anticlinal sub-structural “wrinkles”. These oval basin-like structures could be the result of west-directed Panafrican thrusting, followed later by north-south transpressional forces.

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7	DEPOSIT TYPE

BIF are typically divided into two groups based on their interpreted depositional environment: Algoma-type, and Superior-type. Algoma-type BIF are typically thought to have formed as chemical precipitates, or as hydrothermal exhalatives on a deep ocean floor. They are commonly associated with other sedimentary rocks (greywacke, shale), and volcanic rocks. They are typically formed adjacent to volcanic arcs and spreading centers, and are common in Archean greenstone belts. Superior-type BIF are typically thought to have formed as chemical precipitates on marine continental shelves (shallow sea-floor). They are commonly interlayered with carbonate, quartz arenite, shale, and minor amounts of volcanic rocks (Bekker et al, 2010). Most known Superior-type BIF are Paleoproterozoic (2500 to 1800 Ma) in age, and they are typically much larger than Algoma-type iron formations.

A third, identified division of BIF is the Rapitan-type BIF. Rapitan-type BIF are typically younger (Neoproterozoic) than Algoma-type and Superior-type formations. Rapitan-type BIF typically have a close association with diamictic rocks usually described as having a glacial origin. Given the general Neoproterozoic age of the rocks near Sheini, the presence of diamictite (with probable glacial origin) in the footwall, and the diamictic-like iron-rich rocks present in the iron formation, SRK believes that the iron-rich rocks near Sheini are a Rapitan-type BIF.

7.1	Rapitan-type Iron Formation

Scientific opinions vary greatly regarding the controls on iron formation genesis, not only for Rapitan-type, but also for Algoma-type and Superior-type BIF. However, most researchers agree on several general principles regarding the genesis of large iron formations (Clout and Simonson, 2005):

1.	Dissolved iron in the oceans was sourced from hydrothermal vent systems in anoxic environments.

2.	Iron was later precipitated along a chemocline in a stratified water column.

3.	Microbes likely had some involvement in the precipitation and diagenesis of iron.

Discussions on the production of Neoproterozoic iron formation are further complicated by their intimate association with periods of widespread global glaciation (snowball Earth; Kirschvink, 1992), namely the Sturtian (~710 Ma), and the Marinoan (~635 Ma), however the absence of Neoproterozoic iron formations in the Ediacaran glaciation (~580 Ma), suggests that widespread glaciations alone do not produce large volumes of iron formation (Bekker et al, 2010; Holland, 2005), and that prolific production of large amounts of iron formation after the Great Oxidation Event (ca. 2.4 Ga) must also be linked to periods in Earth history with increased mantle plume activity (Bekker et al, 2010).

The recurrence of iron formations in the Neoproterozoic after a drawn-out hiatus (1200 to 1300 Ma after the bulk of early Proterozoic iron formation production), has been cited by many researchers as evidence in support of the snowball Earth theory (Kirshvink, 1992, Klein and Beukes, 1993; Hoffman et al., 1998). Supporters of snowball Earth argue that global glaciation created reducing conditions in world oceans, allowing for the build-up of dissolved iron; and that the subsequent retreat of glaciers caused ocean re-oxidation and precipitation of dissolved iron along with sedimentation of coeval glaciogenic sequences in the rock record. Young (2002) argues that field relationships (glacial sediments occurring above rather than below iron formation, hydrothermal imprints, fault-related facies, thickness variations) in many Neoproterozoic iron formations (northern part of the Canadian Cordillera; Adelaide Geosyncline of southeastern Australia), point to a tectonically active rift setting for deposition of many Neoproterozoic iron formations; and that the absence of iron formation from many Neoproterozoic glacial successions advocates that global glaciation alone cannot be responsible for the genesis of Neoproterozoic iron formation. In a review of the snowball earth theory, Eyles and Januszczak (2004), conclude that evidence linking Neoproterozoic iron formation to glacial deposits is insufficient to argue that deposition of Neoproterozoic iron formation is dependent on global glaciation, and state that the reappearance of iron formation in the Neoproterozoic is more likely due to hydrothermal activity in early rift basins related to the breakup of Rodinia after 750 Ma. More specifically, Young (2002) suggests that a glaciated, isolated, hydrothermally influenced, Red Sea-type rift setting best explains the deposition of most Neoproterozoic (Rapitan-type) iron formations.

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7.2	Sheini Hills Iron Deposit

The iron-rich rocks near Sheini clearly reside within strata that have been thrust over the Voltaian Supergroup to the west during the Panafrican orogeny (BSU). The GGSD, Accra, Republic of Ghana (2009) suggests that the BSU is time-equivalent to the Kwahu-Morago’ Group (1000 Ma to 950 Ma) of the Voltaian Supergroup. Although no volcanic rocks have been found in the immediate vicinity of Sheini Hills, the Geological Map of Ghana displays mafic and felsic volcanic units within the BSU (roughly 50 km south of the project area). The GGSD (2009) explains these volcanics to be related to 600 Ma rifting, and state that an intracontinental rift-zone developed within the Oti-Pendjari Group at what is now the eastern margin of the Voltaian Supergroup where the BSU resides.

The Trans-Saharan belt extends for greater than 3,000 km north and east of the West African craton. In eastern Ghana, the Trans-Saharan belt is known as the Dahomeyide belt, and is said to contain ophiolitic (rift-related) mélange that was metamorphosed circa 614 Ma (Kroner and Stern, 2004). Jones (1990) concludes through analysis of geochemical and gravity data that volcanic rocks residing within the BSU are related to rifting. As the Panafrican orogeny relates to the closing of an ocean basin and suturing of exotic blocks and the Sahara “metacraton” to the West African craton (Kroner and Stern, 2004), rocks of the Sheini Hills iron deposit must be related to an embryonic rift-basin developed from mantle plume events during the break-up of Rodinia, possibly forming in an aulacogen resulting from rifting between Amazonia and the West African craton (prior to the Panafrican orogeny).

Through new drilling data, it is believed that rocks of the BSU have been inaccurately attributed to be time-equivalent with the Kwahu-Morago’ Group and more accurately resemble the basinal clastic glaciomarine sediments of the Oti-Pendjari Group. This would give the Buem iron formation an approximate age of 635 to 620 Ma, roughly coincident with the Marinoan glaciation. The authors propose that the Buem iron formation was generated from infracambrian rifting-events related to the break-up of Rodinia, and experienced subsequent deformation as it was thrust over Voltaian Supergroup sediments during the Panafrican orogeny and assembly of Gondwana.

7.3	Isolated Red Sea-like Hydrothermal Genesis Model

Hydrothermal venting has long been regarded as a preferred source of dissolved iron in the oceans; however, in order to later precipitate and generate an iron formation, it must be contained in an anoxic environment that later becomes oxygenated. In the Neoproterozoic, a rift-related basin formed through Voltaian Supergroup sediments near what is now the eastern edge of the West African craton (Geologic Survey Department, Accra, Republic of Ghana, 2009) in response to the break-up of Rodinia when Amazonia rifted away from the West African craton. This basin may have been isolated from the atmosphere by glacial ice and rendered anoxic by stagnant water and decaying organic matter, causing rift-related hydrothermal venting to build-up dissolved iron in the seawater. As glacial ice retreated, the basin would become oxygenated, precipitating iron and depositing it on the shallow sea floor along with glaciomarine deposits of the retreating glacier. BIF is interlayered with diamictic-like GIF at Sheini, and diamictite is also present as the footwall to the formation, and is present locally in the hanging wall (although the diamictite in the hanging wall is much different than the footwall diamictite). This implicates several possibilities:

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1.	Diamictite is of both glacial and turbiditic origin:

glacial ice retreated dumping sediment into the sea basin, forming footwall diamictite;

now open to the atmosphere, the ocean became oxygenated precipitating iron;

unstable slope walls of the basin began collapsing into the iron formation at the time of deposition, causing interlayered banded, and granular diamictic iron formation; and

full retreat of glaciers caused a change to fluvial sedimentation styles after deposition of the iron formation and glacial related deposits.

2.	Diamictite is entirely of glacial origin:

glacial ice retreated dumping sediment into the sea basin, forming footwall diamictite;

now open to the atmosphere, the ocean became oxygenated precipitating iron;

changes in the atmosphere caused freeze-thaw cycles and hiatuses in deposition of glacial sediments while iron deposition remained constant, producing interlayered banded and granular diamictic iron formation; and

full retreat of glaciers caused a change to fluvial sedimentation styles after deposition of the iron formation and glacial related deposits.

Widespread haematitic alteration of footwall rocks has also been observed. The thickness of haematite alteration of footwall rocks directly beneath banded iron formation increases from several cm in the south (of the Phase I drilling area) to tens of metres in the north. This is interpreted to indicate that active hydrothermal venting was contemporaneous with iron deposition, and that iron rich hydrothermal fluids infiltrated through wet sea floor sediments (diamictite), producing hydrothermal exhalative haematitic replacement of siliciclastic glaciomarine footwall sediments, while also inputting dissolved iron into seawater, and forming chemically precipitated banded iron formation on the sea floor.

7.4	Panafrican Fold-Thrust Structural Model

The BSU is the western most extension, and least deformed and metamorphosed unit of the Panafrican Dahomeyide orogenic belt. While the BSU is the least deformed unit of the Panafrican Dahomeyide orogeny, it is a fold-thrust belt and displays complicated fold-thrust geometries and common stratigraphic repetitions. No soft sediment deformation of the iron formation has been observed, so at the time of tectonic deformation the iron formation was likely well lithified. Additionally, lenticular shaped laths of sandstone are present within banded horizons. At a minimum, sandstone interlayers within the iron formation were well lithified to have behaved in a brittle fashion (breaking into laths) during deformation.

Various fault types are present in the project area including: thrust faults, normal faults, and strike-slip faults. The under riding Panafrican Dahomeyide thrust resides tens to hundreds of metres below the Buem iron formation with displacement largely accommodated black chlorite and graphite rich footwall shale, schist, and phyllite. Thrust faulting typically strikes in a N-S direction. Local transpressional faulting commonly trends in general northeast-southwest and east-west directions. It is suspected that iron rich fluids migrated from the hinterland to the foreland of the orogenic belt during deformation along fault structures, producing supergene iron enrichment of the iron deposit especially in hinges of tight folds, and where thrust faulting intersects with transpressional faulting.

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Folding is dominantly oriented in a N-S direction forming long narrow synclinal structures that are commonly closed at both ends. This produces a series of long narrow basin-like brachysynclinal synclinal structures. Local “wrinkles” are also present within these brachysynclinal structures that display as tight folds (both W and E dipping) with commonly overturned bedding.

The under riding Panafrican thrust fault displays a convex morphology (in plan view) with N-S trending ridges composed of weather resistant BIF at the central bulge. It is inferred from structural interpretations of satellite imagery that north of the ridges the structure curves back to the NE, and south of the ridges the structure curves back to the SE. Large convex-shaped thrust faults typically have the most displacement at their centers. This would suggest that to both the N and S of the north-south trending ridges, the Buem iron formation is present beneath the surface with depth to Ironstone increasing as distance increases from the outcropping ridges.

7.5	Examples of other Rapitan-type Iron Formation

There are numerous Neoproterozoic Rapitan-type iron formations documented (Figure 7-1). They are globally dispersed with occurrences in North America, South America, West Africa, South Africa, Central Asia, East Asia, Southeast Asia, and South Australia. The following list highlights several notable examples including:

1.	Rapitan Group, northeastern Cordillera of North America.

2.	Urucum district, Jacadigo Group, Santa Cruz Formation, Mato Grosso do Sul, Brazil.

3.	Umberatana Group, Yudnamutana Subgroup, Braemar Ironstone facies, Adelaide Geosyncline, South Australia.

Figure 7-1:	Known global occurrences of Rapitan-type iron formation

The Rapitan Group iron formation outcrops across northwestern Canada in the Mackenzie Mountains (Northwest Territories), and the Wernecke mountains (Yukon), and is also correlative to the upper Tindir Group in the Ogilvie mountains on the Yukon-Alaskan border. It is generally composed of BIF with commonly laminated, siliciclastic interbeds. The iron formation is typically 100 to 120 m thick. Through analysis of geochemical data, Klein and Beukes (1993) attribute genesis of the iron to a hydrothermal source with strong dilution by normal seawater, and charge deposition to a buildup of dissolved iron in the ocean during global glaciation, with postglacial precipitation. The Crest iron deposit in the Yukon has “historical mineable reserves,” (Government of Yukon, 2008) of greater than 3 Bt grading at 43.8% Fe, while geologic mapping suggests a “regional reserve” of greater-than 18.6 Bt.

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Sheini Hills MRE- Main Report

The Santa Cruz Formation of the Urucum district, Mato Grosso do Sol, Brazil forms a series of tabular mountains in a 200 km2 area, consisting of an up to 350 m thick sequence of manganese ores interlayered with a lower horizon of ferruginous sandstones, and an upper horizon of hematite jaspilite (Urban et al, 1992). Klein and Ladeira (2004) suggest that dropstones within the sequence indicate a glaciomarine setting. Geochemical analysis points to a hydrothermal source for metals with dilution from seawater (Klein and Ladeira, 2004). Urban et al (1992) estimate the “iron ore reserves” at approximately 36 Bt, and “manganese ore reserves” at approximately 608 Mt.

The Braemar Ironstone facies of the Umberatana Group in South Australia occurs within a thick sequence of glaciomarine sedimentary rocks (diamictite, laminated siltstone, orthoquartzite, dolostone) deposited in the Baratta Trough. Geochemical analyses (Lottermoser and Ashley, 2000) suggest a hydrothermal source for metals in the Braemar Ironstone. Lottermoser and Ashley (2000) conclude that iron deposits of the Braemar Ironstone formed similarly to other Neoproterozoic iron formations in a near-coastal environment, resulting from chemical precipitation of dissolved iron during interglacial/postglacial periods.

7.6	Regional Deposits

SRK is unaware of any regional deposits of iron formation that have received significant exploration and are proximal to the Sheini deposit. The Geological Map of Ghana, compiled by the GGSD, shows that iron mineralization is known approximately 100 km south of the project area.

8	EXPLORATION

8.1	Introduction

The initial exploration work in the Sheini area completed by Emmaland and Cardero was carried out during late 2010 and throughout the first half of 2011. This initial due diligence exploration was followed with a combination of remote sensing techniques (satellite imagery, airborne geophysics), and extensive field work including a focused, exploratory drilling program and an extensive geologic mapping program. The drilling program included 9,478 m of diamond drilling and 1,923 m of reverse circulation drilling, while data from more than 650 rock outcrops was collected from the mapping program. This section focuses on the remote sensing, drilling and mapping programs that were conducted from December 2011 to August 2012.

8.2	Satellite Imagery

Murphy Geological Services (MGS) was contracted to acquire, process, and interpret satellite imagery covering the three Sheini Hills prospecting licenses. Both Landsat ETM+ and ASTER images covering the entire project area were acquired, processed, and interpreted with regards to structural features (faulting, folding, linear resistant features) and alteration anomalies (carbonate, chlorite, limonite, sericite, hematitic limonite, jarositic limonite, and clay). A digital elevation model was also made from the images.

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Sheini Hills MRE- Main Report

Structural interpretations found that N-S/NNW reverse faulting is most prevalent in the project area, and that WNW-ESE and ENE/NE striking sinistral and dextral (respectively) transpressional faulting is subsidiary to the prominent thrust faulting in the project area. It is also noted in the report that the linear resistant features relating to fold axes are generally orientated in a broad N-S trend.

On the basis of the satellite imagery interpretation, MGS identified 11 potential exploration targets in the project area. These targets were generated by numerous factors including: alteration profiles, major fault structures, known occurrences of iron mineralization, fault and/or fold imbrications, and other linear resistant features. Only three of the 11 targets identified by MGS have been explored in detail.

8.3	Geological mapping programme

Detailed geologic bedrock mapping was conducted in support of recent drilling to show continuity of the Ironstone, in addition to investigative geologic mapping over all three prospecting licenses. Lithological, structural, and iron content data was collected from more than 650 outcrops. Iron content data was collected using a handheld Niton XRF tool. Bedrock mapping focused on ridges formed by iron formation. Documented outcrops are spaced no more than 100 to 150 m apart.

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Sheini Hills MRE- Main Report

Figure 8-1:	Geological map of the northern part of the Sheini prospecting licence. (Source: Cardero)

8.4	Geophysical Survey

Cardero contracted Geotech Ltd to conduct an airborne geophysical survey over each of the three Sheini licenses in April 2012. The airborne geophysical survey consisted of three techniques: VTEM, radiometric, and magnetic. The results of the VTEM and radiometric surveys highlighted regional features of the area, including the regional thrust structure between the BSU and Voltaian Supergroup sediments.

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Sheini Hills MRE- Main Report

Negative magnetic anomalies in the northern area of the Sheini prospecting license correspond to hematite dominated mineralization at the surface, the target of the recent exploration program. Similar negative magnetic anomalies have been identified by total magnetics in the southern area of the Sheini prospecting license, and in the Sheini south prospecting license. These anomalies have been confirmed to be iron mineralization through investigative geologic mapping, and will be the focus of future drilling. Weaker magnetic anomalies were also identified from the total magnetic survey in the Sheini north prospecting license. It is postulated that this may indicate the presence of iron mineralization at depth.

Figure 8-2 shows the geophysical anomaly map for the Sheini Hills license area with extensions to the mineralization in South Sheini highlighted.

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Sheini Hills MRE- Main Report

Figure 8-2:	Geophysical anomaly data for the Sheini North, South and Central Licences (white outlines denote anomalies supported by known iron outcrops)

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Sheini Hills MRE- Main Report

8.5	Drilling

The drilling program was conducted by Geodrill Limited (Geodrill) (TSX: GEO, head office in Accra, Ghana), utilizing three UDR 200 diamond drill core rigs and one UDR 650 multi- purpose rig. Drill trails and drill pads were constructed using a combination of four D8 and D7, or equivalent bulldozers, and one Sany excavator, all rented from and operated by local Ghanaian businesses and staff. Access trails were constructed and maintained by utilizing a grader, tipper truck, and excavator also rented from and operated by local Ghanaian businesses and people.

The three coring rigs were operated 24 hours per day, and seven days per week by 3 to 5 person crews, working 12 hour shifts. The multi-purpose rig was operated 12 hours per day, seven days per week by one 4-person crew. Geodrill personnel conducted daily safety inspections of the drill rigs and daily safety meetings at each drill rig, and held weekly safety meetings that were attended by all of their on-site personnel.

Sixty-seven diamond drill holes were completed totalling 9,478 m of drill core, and 127 reverse circulation boreholes were completed with 1,923 m of rock powder/chips collected. The diameter of drill core was HQ, with several holes reduced to NQ size where ground conditions or depth necessitated the change. Reverse circulation drilling utilized a combination of standard sized 5.5 inch hammer bits, and PQ-sized kit bits specially designed to produce and recover rock chips. Several core holes were drilled into the ferricrete with a PQ sized bit with the UDR 650 multi-purpose rig. Ten additional boreholes were completed for the purpose of supplying water to the coring rigs.

Core drilling of the Ironstone ridges was completed on east-west striking section lines with a maximum 800 m spacing and approximately 100 to 150 m between drillholes. Drillhole spacing was controlled by the terrain of the steep slopes and narrow ridges of the Sheini area. In localized instances, line spacing was less than 800 m to ensure that continuity of the Ironstone ridges was sufficiently defined. Reverse circulation drilling of the ferricrete fields was first conducted on a 200 m grid, and was later scaled to 400 to 600 m spacing as continuity was proved to be satisfactory.

The results of the drilling program are summarized and discussed in section 9 below.

9	DRILLING

All drilling data used in this report was collected during the recent exploration programme. Data from historical drilling programmes conducted in the 1950s and 1960s has not been recovered and is unavailable. The initial drilling programme conducted by Cardero began in March 2012 and ended in August 2012. Technical specifications and results, as well as geochemical and structural interpretations of this drilling programme are presented here.

9.1	Diamond Drilling

Figure 9-1 shows the collar positions of the 67 diamond drillholes completed during the recent exploration programme. Technical specifications of all diamond holes are documented Table 9-1. Significant iron intersections are presented in Table 9-2. The assay results in Table 9-2 include weighted averages for all significant intersections of iron mineralization in the core drilling program. The majority of iron mineralization drillhole intersections relate to iron formation, although many holes also intersected Detrital iron formation and/or ferricrete near surface (typically 1 to 5 m thick).

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Sheini Hills MRE- Main Report

9.2	Reverse Circulation Drilling

Figure 9-1 also shows the collar positions of the 127 reverse circulation drillholes completed during the recent exploration programme. Technical specifications of all reverse circulation holes are documented in Table 9-1. Significant intersections of Detrital iron are presented in Table 9-2. The assay results in Table 9-2 include weighted averages of iron % for all intersections of Detrital iron mineralization from the reverse circulation drilling program.

217,000 mE
219,000 mE
221,000 mE
223,000 mE
225,000 mE
1,015,000 mN
1,013,000 mN
1,011,000 mN
1,009,000 mN
1,007,000 mN
1,005,000 mN
1,003,000 mN
1,001,000 mN
N1013600
N1012000
N1010400
N1008000
N1007170
Cardero exploration camp
N
Reverse circulation drill hole
Diamond core drill hole
0
1,500
3,000
meters

Figure 9-1:	Locations of all diamond and reverse circulation drill holes completed during the 2012 Cardero drilling programme

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Sheini Hills MRE- Main Report

9.3	Summary of drill location

Table 9-1 shows the locations of all drillholes at the Sheini project.

Table 9-1:	Summary of drillhole location, dip and azimuth

HOLE ID	XCOLLAR	YCOLLAR	ZCOLLAR	AZIMUTH	DIP	MAX DEPTH (m)
CWW001	221288	1005618	213.8888	90	46.0	62
CWW002	221078	1005688	209.5126	270	45.3	60.8
CWW003	220484	1012007	202.81	0	90.0	57
SCD001	221013.7	1007176	230.192	270	46.8	152.4
SCD002	220738.1	1007165	227.112	270	43.6	135.4
SCD003	220875.7	1007173	214.859	270	54.2	154.4
SCD004	220486	1007177	290.1156	270	43.9	320.7
SCD005	220290.1	1007155	277.2542	270	44.5	229.7
SCD006	220002.1	1007170	270.701	270	44.2	119.8
SCD007	220198.2	1007164	316.066	90	46.1	174.7
SCD008	220627.4	1007172	268.3929	90	46.6	227.8
SCD009	219994	1013530	343.8725	90	44.5	91
SCD010	221141.6	1007180	281.211	0	90.0	204.5
SCD011	221199.9	1007174	266.232	0	90.0	75.7
SCD012	220477.2	1008805	291.0757	270	45.3	166
SCD013	220172.8	1008797	285.5797	90	44.9	198.3
SCD014	220331.4	1008801	277.896	90	43.7	205.4
SCD015	220074	1008788	312.6379	0	90.0	114.4
SCD016	220244.2	1008010	258.6237	270	45.6	122
SCD017	220481.6	1009561	240.3452	270	45.9	105.8
SCD018	220371.5	1009573	244.6625	270	45.3	117.9
SCD019	220146.5	1007985	239.737	0	90.0	118.8
SCD020	220279.8	1009589	272.2198	90	45.1	119.1
SCD021	220547.1	1008003	276.4361	270	45.1	184.3
SCD022	219835.1	1008803	311.7487	90	45.7	64.9
SCD023	219302	1008763	234.5273	0	90.0	93.3
SCD024	220817.7	1008000	253.166	0	90.0	156.3
SCD025	220222.2	1010401	254.825	0	90.0	103.7
SCD026	220395.1	1008002	310.6707	0	90.0	110
SCD027	220075.5	1010411	259.3914	270	44.7	91.2
SCD028	220998.1	1008011	236.328	90	69.6	87.5
SCD029	220648	1006391	268.5857	270	59.5	59
SCD030	220071	1010411	260.008	90	44.3	189.4
SCD031	220749.8	1006395	273.482	300	46.3	42.2
SCD032	220558.1	1006393	272.915	100	45.9	51.5

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HOLE ID	XCOLLAR	YCOLLAR	ZCOLLAR	AZIMUTH	DIP	MAX DEPTH (m)
SCD033	221197.3	1007958	203.374	270	45.1	82.9
SCD034	219921	1010409	286.7674	0	90.0	297.2
SCD035	220458.1	1011201	261.544	270	44.5	126.1
SCD036	220088.3	1013589	287.2386	0	90.0	252
SCD037	220355.5	1011189	269.5651	300	45.3	177.2
SCD038	219733.2	1010397	305.1878	0	90.0	104.9
SCD039	219946.4	1013534	347.881	300	45.9	350
SCD040	220161.5	1011207	324.771	120	45.2	82.3
SCD041	219735.4	1010397	304.5995	0	90.0	105
SCD042	220258.3	1011214	302.655	90	45.8	102.5
SCD043	220307.4	1010411	291.981	90	45.6	185.9
SCD044	219768.4	1012026	235.81	270	45.3	20.7
SCD045	220202	1013606	256.143	90	44.0	146
SCD046	219768.4	1012026	235.81	0	90.0	157.4
SCD047	219222.1	1011997	324.8488	0	90.0	135.3
SCD048	220308.4	1010595	284.868	0	90.0	158.8
SCD049	220800	1013704	173.1458	270	44.8	14
SCD050	220198	1012003	201.7268	0	90.0	21.4
SCD051	219664.9	1012008	241.4283	270	45.5	160
SCD052	219577.2	1011988	253.2759	90	44.5	105.2
SCD053	220070.5	1010604	297.5896	309	86.6	78.2
SCD054	219341.7	1011999	319.3183	57	89.0	69.2
SCD055	220164.1	1014404	321.498	270	44.3	226.7
SCD056	220175	1010597	266	270	42.5	135.9
SCD057	220072	1012527	264	355	82.5	149
SCD058	219246.8	1011807	313.602	90	50.9	99.4
SCD059	219787.3	1012930	309.531	270	44.8	120.3
SCD060	220107.9	1014401	302.8823	188	89.0	144.9
SCD061	220209	1013049	284.1484	116	85.7	145.5
SCD062	219831.6	1013057	334.284	90	45.6	68.8
SCD063	220035.7	1013054	315.001	270	45.0	284.5
SCD064	220383.2	1014975	281.8777	246	88.0	92.9
SCD065	219436.6	1012788	408.7482	0	90.0	152.9
SCD066	219341	1012802	402.1009	0	90.0	126.2
SCD067	220037.1	1013059	315.681	0	90.0	412
SRC001	220736.8	1007166	227.392	0	90.0	70
SRC002	220484.4	1012001	190.304	0	90.0	22
SRC003	219999.7	1012002	212.133	0	90.0	12
SRC004	220201.5	1012001	201.653	0	90.0	24

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Sheini Hills MRE- Main Report

HOLE ID	XCOLLAR	YCOLLAR	ZCOLLAR	AZIMUTH	DIP	MAX DEPTH (m)
SRC005	220399	1011999	193.365	0	90.0	24
SRC006	220599.6	1012001	187.06	0	90.0	18
SRC007	220799.2	1012002	179.0665	0	90.0	18
SRC008	220998.8	1012000	172.338	0	90.0	13
SRC009	221201.2	1012004	165.9686	0	90.0	18
SRC010	220383.9	1011803	203.2501	0	90.0	12
SRC011	220200.3	1011798	207.7806	0	90.0	12
SRC012	219802.4	1011797	220.872	0	90.0	18
SRC013	219951.8	1011598	223.4912	0	90.0	12
SRC014	219801.1	1011599	220.585	0	90.0	19
SRC015	219688.6	1011600	230.461	0	90.0	12
SRC016	220473.3	1010399	261.499	0	90.0	10
SRC017	220602.7	1010401	248.8923	0	90.0	13
SRC018	220802.2	1010400	239.427	0	90.0	12
SRC019	220995.5	1010400	228.7379	0	90.0	10
SRC020	221203.7	1010400	220.275	0	90.0	12
SRC021	221320.8	1010399	215.3089	0	90.0	12
SRC022	220001.4	1012201	222.764	0	90.0	11
SRC023	220200.2	1012199	207.2299	0	90.0	13
SRC024	220401.9	1012202	195.735	0	90.0	12
SRC025	220596.4	1012199	186.114	0	90.0	11
SRC026	220799.3	1012197	177.4737	0	90.0	11
SRC027	221284.6	1010785	218.3131	0	90.0	19
SRC028	221081.6	1010802	226.839	0	90.0	25
SRC029	220999.4	1010808	232.166	0	90.0	24
SRC030	220799.6	1010800	242.95	0	90.0	16
SRC031	220640.3	1010792	248.6936	0	90.0	24
SRC032	222196.2	1008801	182.3572	0	90.0	18
SRC033	221992.7	1008801	192.947	0	90.0	15
SRC034	221808.8	1008802	199.7065	0	90.0	18
SRC035	221609.1	1008799	207.9529	0	90.0	15
SRC036	221400.5	1008797	216.41	0	90.0	18
SRC037	220798.7	1013602	167.461	0	90.0	19
SRC038	220540.6	1012414	193.265	0	90.0	18
SRC039	220738.4	1013446	180.3833	0	90.0	23
SRC040	221003.5	1013786	151.7751	0	90.0	16
SRC041	220799.8	1013800	167.179	0	90.0	18
SRC042	220606.6	1013788	186.6714	0	90.0	21
SRC043	220799.3	1013703	166.816	0	90.0	21

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Sheini Hills MRE- Main Report

HOLE ID	XCOLLAR	YCOLLAR	ZCOLLAR	AZIMUTH	DIP	MAX DEPTH (m)
SRC044	220649.8	1013705	180.245	0	90.0	21
SRC045	221044.1	1013698	152.336	0	90.0	15
SRC046	220685.5	1013462	184.6485	0	90.0	24
SRC047	220865.8	1013450	167.4238	0	90.0	14
SRC048	220808.3	1013353	172.329	0	90.0	21
SRC049	220350.3	1012418	212.852	0	90.0	18
SRC050	219604.1	1014202	235.949	0	90.0	18
SRC051	219392.6	1014197	225.8299	0	90.0	18
SRC052	219197.5	1014199	217.507	0	90.0	20
SRC053	219121.1	1014197	213.3145	0	90.0	18
SRC054	218805.1	1014202	204.575	0	90.0	23
SRC055	218649.8	1014209	197.242	0	90.0	24
SRC056	218949.5	1014151	210.8388	0	90.0	23
SRC057	220988.5	1010001	230.9914	0	90.0	21
SRC058	221004.5	1010992	229.8527	0	90.0	19
SRC059	221188.3	1012599	160.2387	0	90.0	20
SRC060	220819.8	1012549	173.117	0	90.0	15
SRC061	220991.8	1012397	168.5192	0	90.0	15
SRC062	219997	1011813	209.279	0	90.0	23
SRC063	220447	1012611	199.206	0	90.0	18
SRC064	220431.7	1012954	196.668	0	90.0	18
SRC065	220813.2	1013015	178.301	0	90.0	11
SRC066	221115.3	1013403	150.2893	0	90.0	13
SRC067	221056.1	1013230	155.561	0	90.0	13
SRC068	219200	1008799	219.609	0	90.0	18
SRC069	219161.6	1008416	218.1679	0	90.0	21
SRC070	218795.5	1008411	205.823	0	90.0	15
SRC071	218974.7	1008234	205.8462	0	90.0	16
SRC072	219566	1008602	222	0	90.0	5
SRC073	221158.6	1006193	221.669	0	90.0	15
SRC074	221015.9	1005992	215.238	0	90.0	15
SRC075	221221.7	1005822	204.614	0	90.0	6
SRC076	220800.7	1005798	206.552	0	90.0	10
SRC077	218029.4	1004170	165.867	0	90.0	16
SRC078	217876.4	1004387	162.1964	0	90.0	16
SRC079	217647.8	1004499	157.173	0	90.0	11
SRC080	217800	1004610	154.5915	0	90.0	14
SRC081	217403.8	1004397	156.4879	0	90.0	16
SRC082	217685.2	1004296	159.4334	0	90.0	9

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Sheini Hills MRE- Main Report

HOLE ID	XCOLLAR	YCOLLAR	ZCOLLAR	AZIMUTH	DIP	MAX DEPTH (m)
SRC083	218605.5	1003996	178.925	0	90.0	14
SRC084	218937.7	1004604	160.6855	0	90.0	11
SRC085	219426.3	1004436	173.7769	0	90.0	7
SRC086	219832.6	1004158	191.3982	0	90.0	7
SRC087	219784	1003613	203.5833	0	90.0	6
SRC088	220381.4	1003215	233.2455	0	90.0	35
SRC089	218802	1002198	206.4977	0	90.0	18
SRC090	218251.2	1002037	187.862	0	90.0	8
SRC091	219795	1002764	226.8132	0	90.0	8
SRC092	219602.3	1002186	226.8791	0	90.0	14
SRC093	219739.1	1001807	246.859	0	90.0	13
SRC094	219274.9	1002826	212.2125	0	90.0	8
SRC095	219401.5	1013607	265.553	0	90.0	4
SRC096	218809.8	1013193	242.472	0	90.0	13
SRC097	218989.9	1012803	265.683	0	90.0	3
SRC098	218404.7	1012841	210.501	0	90.0	12
SRC099	218255	1013155	203.179	0	90.0	17
SRC100	217990.5	1013405	190.1409	0	90.0	20
SRC101	218607.1	1013593	192.167	0	90.0	7
SRC102	219778.3	1014783	214.317	0	90.0	11
SRC103	219010	1014736	155.437	0	90.0	3
SRC104	221091	1005325	195.254	0	90.0	9
SRC105	220233.8	1005012	178.67	0	90.0	8
SRC106	219161.6	1008416	218.1679	0	90.0	11
SRC107	220010.1	1006007	207.964	0	90.0	13
SRC108	219858.7	1005649	189.2352	0	90.0	8
SRC109	219792	1005991	201.297	0	90.0	18
SRC110	219792.1	1006398	220.066	0	90.0	13
SRC111	219438.3	1006322	197.092	0	90.0	10
SRC112	218899.9	1005447	150.641	0	90.0	7
SRC113	219136.8	1005967	185.071	0	90.0	10
SRC114	219824	1006629	233.674	0	90.0	11
SRC115	220151.1	1006415	229.531	0	90.0	5
SRC116	221160.2	1005644	195.516	0	90.0	14
SRC117	221341.9	1008130	215.2196	0	90.0	16
SRC118	221285.5	1008485	220.7408	0	90.0	13
SRC119	221917	1008506	192.766	0	90.0	6
SRC120	221665.2	1008521	199.1953	0	90.0	6
SRC121	218701.8	1013996	198.0409	0	90.0	17

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HOLE ID	XCOLLAR	YCOLLAR	ZCOLLAR	AZIMUTH	DIP	MAX DEPTH (m)
SRC122	218798.2	1013998	209.0368	0	90.0	27
SRC123	218996.8	1014001	218.868	0	90.0	17
SRC124	219198	1013999	227.986	0	90.0	11
SRC125	219386.1	1013998	236.581	0	90.0	8
SRC126	219587.9	1013996	250.338	0	90.0	9
SRC127	219306.5	1014608	203.7898	0	90.0	12

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9.4	Summary of major intersections

Table 9-2:	Summary of mineralized drill intersections

HOLE ID	From (m)	To (m)	Thickness (m)	Fe%
SCD001	0	4	4	33
SCD001	25	59.6	34.6	39.4
SCD002	30	66.55	36.55	35
SCD003	118	141.75	23.75	32.5
SCD004	0	3.8	3.8	43.1
SCD004	104.4	126.4	22	32.4
SCD004	173	206.6	33.6	36.5
SCD005	54.3	84.7	30.4	29.9
SCD006	7.6	45.6	38	35.7
SCD007	0	9.9	9.9	36.2
SCD007	117.1	147.3	30.2	45.6
SCD008	0	38	38	39.45
SCD009	0	57	57	45.7
SCD010	0	16.7	16.7	41.2
SCD011	24.35	58.4	34.05	38.02
SCD012	57.7	147.35	89.65	35.1
SCD013	0	122.3	122.3	35.12
incl.	0	17.4	17.4	43.55
SCD014	143	200	57	30.7
incl.	155	176.15	21.15	36.6
SCD015	0	70.6	70.6	38.1
incl.	38	62.4	24.4	41.6
SCD016	43.1	103.2	60.1	34.6
SCD017	0	7.9	7.9	41.3
SCD017	23.7	65.6	41.9	39.1
incl.	49.3	65.6	16.3	41.6
SCD018	0	75.8	75.8	37.9
SCD019	0	3.5	3.5	44.8
SCD019	11.3	53	41.7	31.3
SCD020	0	61.3	61.3	38.5
incl.	0	28.7	28.7	44.7
SCD021	49.9	148	98.1	30.6
incl.	53	59.4	6.4	37.8
incl.	67.3	72.4	5.1	40.4
SCD023	0	7.2	7.2	39
SCD024	0	4.3	4.3	48.6
SCD024	60.3	109.9	49.6	39.9
SCD026	10	96.5	86.5	31.4

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HOLE ID	From (m)	To (m)	Thickness (m)	Fe%
incl.	10	30	20	36.4
incl.	81.2	93.7	12.5	35.6
SCD028	0	56	56	38.8
SCD029	0	32.2	32.2	37.9
incl.	0	17.3	17.3	42.3
SCD031	0	30.2	30.2	37.4
SCD032	0	29.2	29.2	38.8
SCD033	10	59.5	49.5	37.2
SCD035	0	75.2	75.2	35.1
incl.	0	53.2	53.2	38.2
SCD036	172	217	45	39.5
SCD037	0	3.6	3.6	56.44
SCD037	31.7	109.2	77.5	35.35
incl.	31.7	53.7	22	41.64
incl.	60	77	17	40.73
SCD039	0	278.8	278.8	43.2
incl.	0	10.7	10.7	50.6
incl.	28	51	23	49.6
SCD040	8.2	58.6	50.4	40.23
SCD042	25.55	72.5	46.95	36.25
SCD043	0	166.2	166.2	37.7
incl.	0	107.1	107.1	42.4
SCD045	0	3	3	37.61
SCD045	8	121.4	113.4	35.51
incl.	35	98	63	42.59
SCD046	0	5.1	5.1	41.33
SCD046	98	123.45	25.45	36.88
SCD047	9.1	41.8	32.7	40.67
SCD048	0	106	106	37.35
incl.	0	66	66	41.63
incl.	116	125.5	9.5	30.33
SCD051	0	3.6	3.6	48.61
SCD051	78	134.2	56.2	38.45
incl.	79	124	45	40.11
SCD052	0	6	6	43.03
SCD052	19	62.7	43.7	40.11
SCD053	0	1	1	56.24
SCD053	4.2	71.2	67	37.17
incl.	4.2	45	40.8	41.77
SCD055	0	4	4	30.34
SCD055	6	27.55	21.55	42

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HOLE ID	From (m)	To (m)	Thickness (m)	Fe%
SCD055	38.7	63.9	25.2	42.34
incl.	50.2	63.9	13.7	47
incl.	81	170.7	89.7	46.16
SCD056	62.4	111.2	48.8	29.52
incl.	62.4	74	11.6	39.1
SCD057	0	30.5	30.5	45
SCD057	122.2	141.05	18.85	43.12
SCD058	2	69.1	67.1	35.39
incl.	18	69.1	51.1	39.55
SCD059	0	15	15	23.84
SCD060	59.25	125.1	65.85	42.93
SCD061	0	23.7	23.7	41.92
SCD061	59.7	128.2	68.5	41.69
SCD062	0	25.7	25.7	28.1
SCD063	0	51.6	51.6	48.5
incl.	0	16	16	50.81
SCD064	0	48	48	47.38
SCD064	61.9	73.75	11.85	23.17
SCD065	14.3	65	50.7	45.9
SCD065	84.35	116.5	32.15	45.88
SCD066	36.7	108.7	72	45.36
SCD067	312.8	395.8	83	39.83
SRC002	0	17	17	27.44
SRC003	0	7	7	38.16
SRC004	0	18	18	23.7
SRC005	0	17	17	30.6
SRC006	0	6	6	32.29
SRC007	0	13	13	27.7
SRC008	0	8	8	23.96
SRC009	0	10	10	26.71
SRC010	0	3	3	38.2
SRC011	0	4	4	35.1
SRC012	0	12	12	34.42
SRC013	0	3	3	38.79
SRC014	0	12	12	33.88
SRC015	0	4	4	23.4
SRC016	0	1	1	17.77
SRC017	0	4	4	40.05
SRC018	0	5	5	39.24
SRC019	0	3	3	40.68
SRC020	0	5	5	36.13

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HOLE ID	From (m)	To (m)	Thickness (m)	Fe%
SRC021	0	5	5	32.52
SRC022	0	6	6	48.93
SRC023	0	7	7	46.02
SRC024	0	6	6	40.73
SRC025	0	5	5	38.58
SRC026	0	7	7	28.75
SRC027	0	8	8	34.5
SRC028	0	4	4	36.04
SRC029	0	8	8	32.85
SRC030	0	11	11	38.22
SRC031	0	11	11	38.41
SRC032	0	3	3	24.13
SRC033	0	2	2	26.13
SRC034	0	6	6	23.42
SRC035	0	2	2	33.71
SRC036	0	2	2	24.88
SRC037	0	5	5	36.85
SRC038	0	4	4	42.32
SRC039	0	5	5	37.06
SRC040	0	4	4	29.04
SRC041	0	8	8	29.43
SRC042	0	4	4	40.26
SRC043	0	4	4	35.11
SRC044	0	12	12	25.56
SRC045	0	7	7	21.41
SRC046	0	5	5	36.71
SRC047	0	4	4	24.02
SRC048	0	4	4	26.98
SRC049	0	6	6	33.9
SRC050	0	11	11	43.8
SRC051	0	11	11	38.16
SRC052	0	9	9	40.68
SRC053	0	8	8	43.21
SRC054	0	13	13	33.44
SRC055	0	10	10	31.89
SRC056	0	14	14	35.73
SRC057	0	8	8	42.36
SRC058	0	8	8	37.09
SRC059	0	11	11	25.67
SRC060	0	2	2	37.42
SRC061	0	2	2	30.33

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HOLE ID	From (m)	To (m)	Thickness (m)	Fe%
SRC062	0	18	18	26.53
SRC063	0	4	4	31.26
SRC064	0	4	4	42.62
SRC065	0	4	4	40.32
SRC066	0	3	3	31.95
SRC067	0	3	3	29.11
SRC068	0	3	3	33.74
SRC069	0	8	8	30.54
SRC070	0	8	8	24.17
SRC071	0	4	4	33.58
SRC072	0	1	1	29.08
SRC073	0	11	11	33.7
SRC074	0	8	8	23.32
SRC075	0	2	2	35.77
SRC076	0	6	6	24.38
SRC077	0	4	4	23.13
SRC078	0	12	12	22.69
SRC079	0	5	5	23.97
SRC080	0	4	4	23.34
SRC081	0	4	4	23.48
SRC082	0	5	5	17.76
SRC083	0	5	5	23.14
SRC084	0	6	6	24
SRC085	0	6	6	22.32
SRC086	0	4	4	27.77
SRC087	0	2	2	31.69
SRC088	1	24	23	29.91
SRC089	0	4	4	24.34
SRC090	0	5	5	28.16
SRC091	0	2	2	34.45
SRC092	0	7	7	29.77
SRC093	0	10	10	31.91
SRC094	0	4	4	30.23
SRC095	0	4	4	34.62
SRC096	0	10	10	29.37
SRC097	0	1	1	32.22
SRC098	0	9	9	34.98
SRC099	0	16	16	31.43
SRC100	0	4	4	32.1
SRC101	0	2	2	43.42
SRC102	0	3	3	43.16

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HOLE ID	From (m)	To (m)	Thickness (m)	Fe%
SRC104	0	2	2	22.45
SRC105	0	4	4	33.79
SRC106	0	8	8	25.92
SRC107	0	4	4	30.73
SRC108	0	4	4	22.91
SRC109	0	8	8	26.32
SRC110	0	11	11	25.35
SRC111	0	2	2	36.57
SRC112	0	2	2	27.85
SRC113	0	7	7	26.74
SRC114	0	8	8	40.46
SRC115	0	1	1	32.5
SRC116	0	2	2	22.47
SRC117	0	10	10	39.42
SRC118	0	2	2	32.28
SRC119	0	3	3	28.66
SRC120	0	2	2	33.06
SRC121	0	13	13	35.46
SRC122	0	20	20	32.06
SRC123	0	14	14	41.56
SRC124	0	9	9	45.63
SRC125	0	3	3	44.14
SRC126	0	4	4	46.33
SRC127	0	10	10	34.41

9.5	Metallurgical Drill Holes

Three bulk samples were collected for metallurgical study:

1.	Quarter drill core across the length of iron mineralization in SCD012 (143 m to 200 m). Shipped to SGS in Cornwall.

2.	Half drill core from dedicated metallurgical holes SCD049 and SCD050, drilled through Detrital iron within a few metres of SRC004. Shipped to SGS in Cornwall.

3.	Quarter drill core from 0 to 106 m in SCD048. Shipped to CMTL in South Carolina, USA.

Table 9-3 summarizes the Fe grade and laboratory used in the metallurgical testwork.

Table 9-3:	Summary of Metallurgical Samples

Sample Type	Drillhole	Interval (m)	Fe (%) (ALS)	Metallurgical Laboratory	Mat Lab Head Grade (Fe %)
Ironstone	SCD-012	89.6	35.1	SGS	36.1
Detrital Iron	SCD-049 & 050	27.2	n/a	SGS	25.1
Primary Ironstone	SCD-048	109	36.8	CMTL	36.9

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9.6	Summary of Drilling Results

In total, 4,399 samples have been analyzed in the Sheini Hills project area, for a total of 24 elements (aluminum oxide - Al2O3, arsenic - As, barium - Ba, calcium oxide - CaO, chlorine -Cl, cobalt - Co, chromium (III) oxide - Cr2O3, copper - Cu, iron - Fe, potassium oxide - K2O, magnesium oxide - MgO, manganese - Mn, sodium oxide - Na2O, nickel - Ni, phosphorous - P, lead - Pb, sulphur - S, silicon dioxide - SiO2, tin - Sn, strontium - Sr, titanium dioxide - TiO2, vanadium - V, zinc - Zn and zirconium - Zr).

Visual inspection of drill core demonstrates that two types of iron formation are present at the Sheini Hills project: BIF and GIF. Bivariate plots of assay data indicate that these two types are chemically similar, but that on average BIF is more iron rich and silica depleted than the GIF. Figure 9-2 displays a scatter plot of silica content against iron content for all banded, granular and Detrital iron samples. Although some overlap exists, GIF and BIF form distinctive trends, with BIF typically of a higher Fe:SiO2 ratio. Some of the overlap between GIF and BIF assays may be attributed to miss-logging. Analyses of Detrital iron deposits are also included in Figure 9-2. Detrital iron deposits plot closer to GIF, however silica versus iron content forms a distinctive trend.

This is interpreted to reflect the composition of the iron-rich clay matrix, rather than clasts of iron formation. Additionally, as could be expected, all three mineralization types show that iron and silica contents are negatively related, or that silica content decreases as iron content increases.

Each domain comprises an asymmetrically folded Ironstone unit, with true thickness typically being between 40 m and 90 m, although this may be as high as 150 m in particularly thick hinge zones. Strike length of the synclines is approximately 3.8 km, 1.1 km and 3.7 km towards 10 to 25° NNW for the north, central and south zones respectively. Internal pockets of waste generally measure no greater than 4 m in thickness and, as such, are not considered to be of sufficient thickness or abundance to be removed from the Ironstone models as an internal waste domain. The volumes of the Ironstone, Detrital and Hardcap domains are summarized in Table 9-4.

Table 9-4:	Volume of all modelled resource domains

Deposit	Domain	Volume (Mm3 )
Sheini Hills	Northern Ironstone (100)	113.79
	Central Ironstone (200)	36.79
	Southern Ironstone (300)	191.23
	Detritals (400)	214.89
	Hardcap (500)	1.52

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Figure 9-2:	Bivariate plot of SiO2 against Fe for Detrital, BIF and GIF

9.6.1	Deleterious elements

SRK notes that SiO2 and P are the principal deleterious elements reported in the raw statistics for each domain. P content averages 0.09% in the Detritals and up to 0.37% in the Ironstone, with SiO2 averaging 32.5% in the Detritals and up to 37% in the Ironstone.

10	SAMPLE PREPARATION, ANALYSES AND SECURITY

Sampling is carried out by Cardero technical staff, or by qualified persons under contract with Cardero to perform such duties. SRK considers the methodologies in use to be consistent with industry best practice.

Cardero has put in place flow sheets for the logging and sampling of both diamond drill core (Figure 10-1) and reverse circulation rock powder/chips (Figure 10-2) to guide the on-site staff through the technical process. This aims to ensure a consistent methodology for the process of submitting samples for external laboratory analysis.

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Figure 10-1:	Cardero flow sheet outlining logging and sampling procedures for diamond drill core

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Figure 10-2:	Cardero flow sheet outlining the sampling procedure for reverse circulation rock powder/chips

Samples consist of a variety of the following: diamond drill core, powder/chips from reverse circulation drilling, trench samples, and outcrop grab samples. The majority of samples collected for this report and resource estimate are from drill core, and rock powder/chips. Supporting data have been collected from documented bedrock outcrops using a handheld Niton XRF, and the results of previous trench sampling programmes by Cardero have also been utilized. In general, drill core and rock powder/chip sampling is continuous through the length of each drillhole, except where drill core is obviously not mineralized. There are no sample biases, and samples are representative of the mineralization found. Calibration measurements are performed with the handheld Niton XRF prior to each field session.

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10.1	Sampling Methods and Approaches

Drill core is typically drilled in 1.5 or 3.0 m intervals, and packaged in wooden boxes by technically trained Geodrill personnel at the drill rigs. Drilling personnel label each box with the drill hole identification number and consecutive box numbers (for example, SCD001; Box 1), label the start and the end of each box, and insert wooden run blocks with the current depth at the end of each run. Drill core is collected on a daily basis by Cardero staff and transported to the Cardero exploration camp for logging and processing. All drill core is logged, photographed, and sampled as it is drilled; and then stored in clearly marked (start and end depth of each box is added by on-site geologists) original wooden boxes. Approximately 5 m of core is stored in each box. A metal tag is scribed with the drill hole identification number and box number, and stapled to one end of each box. Boxes are piled into stacks (each stack consisting of one drill hole) on top of cement blocks in a designated area on-site at the Cardero exploration camp (Figure 10-3: Plate 11.1). Individual stacks are wrapped in plastic for long term storage.

10.1.1	Logging

All drill core is logged as soon as is possible, usually within days of having been drilled. Where possible, all drill core is oriented at the time of drilling using an ORI easy mark orientation tool. Drill core is pieced together from end to end and a straight line is drawn parallel to the core axis starting from the orientation mark scribed onto the end of the last piece of drill core in each run. A second line is drawn parallel to the core axis and several cm to the left (when viewing drill core in the downhole direction) of the orientation line for cutting/sampling purposes. Data collection is recorded by hand on logging sheets specifically designed for the Sheini Hills Iron Project (Figure 10-3: Plate 11.2), and later entered into a Microsoft Access database. On-site geologists collect lithological, structural, geotechnical, discontinuity, and geophysical data from every drill hole. Recorded observations usually consist of the following:

Lithological: rock type, colour, texture, grain-size, grain-shape, sorting, composition, mineralization, clast-size, clast-shape, clast-composition, clast-density, lithologic contacts, alteration, and weathering.

Structural: veining, bedding, folding, faulting, fault zones, fracture zones, rubble zones, fault gouge, fault breccia, orientation of structure (alpha/beta angles and true strike/dip approximations), morphology, mineralization, alteration and intensity.

Geotechnical: total core recovery (TCR), solid core recovery (SCR), rock quality designation (RQD), fracture spacing index (FSI), joint set number, discontinuity spacing, intact rock strength, micro-defect intensity/quality and discontinuity count/designation.

Discontinuity: depth, alpha angle, beta angle, joint roughness coefficient (JRC), discontinuity shape and texture, aperture, type, and filling.

Geophysical: Magnetic susceptibility data is collected on all drill core using a SAIC Exploranium KT-10 magnetic susceptibility meter. A mean value is recorded at 5 m (maximum) intervals from a minimum of three readings.

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10.1.2	Specific Gravity

Specific gravity measurements are collected on-site from hanging wall, BIF, GIF, and footwall lithologies. Measurements are collected on core samples roughly every 10 m in hanging wall and footwall lithologies, while in BIF and GIF measurements are collected approximately every 2 m. Half core is typically used for specific gravity measurements; however in some instances quarter-core has been used. Core is weighed first in air and then in water with weights recorded in grams. Quality control measurements are completed on the scale prior to each session, and as necessary (as determined by the technician performing the measurements) on a piece of steel. Selected samples are also sent to ALS laboratories as an additional quality control measure. The details of these results are presented in Section 10.5.

10.1.3	Sample Intervals

All sample intervals are determined by visual inspection of drill core. Sample intervals are between 0.30 m and 2.50 m thick (typically 2.0 m thick), and typically do not cross lithological boundaries. Most sampling intervals begin 4 to 6 m prior to iron-mineralization and end 4 to 6 m after iron-mineralization. A cutting-line is drawn on all core to be sampled, parallel to the long axis of drill core and several cm to the left of the orientation line (when viewing drill core in a downhole direction). The start and end depth of each sample is written on the box and recorded in the drill core log prior to drill core being cut. After cutting, samples are assigned a unique batch number (for example, B2012SH001), a sample log is produced in Microsoft Excel, and QAQC samples are inserted into the sample log. Poly bags are labelled with the respective sample identification number (Figure 10-3: Plate 11.3).

10.1.4	Core photography

All drill core photography is performed using a SLR digital camera. Wet and dry photographs are taken of all drill core after it has been logged and prepared for sampling. Drill core that has been cut and sampled is then photographed again (both wet and dry). Typically, two boxes are photographed together on a custom built stand under the logging pavilion. A white board is included in the picture, labelled with the drill hole identification, box numbers, start and end depths, and the date.

10.1.5	Core sawing for sample preparation

Drill core samples are collected by sawing core in half along the left-most line drawn parallel to the long axis of core. Core cutting saws are cleaned at the end of each day and the saw is filled with clean water at the beginning of each day. Sample booklets are filled out recording the date, sampler, drill hole identification, depth interval, and type of sample (drill core, field duplicate, preparation duplicate, blank, or standard). The left half of drill core is retained and remains in the original wooden boxes on-site at the Cardero exploration camp near Sheini. The right half of core is collected and packaged in clear poly bags, along with a sample tag designating the sample identification number. Bags are labelled in black permanent marker with the corresponding sample identification number and a zip tie is used to close each poly bag. The weight of each sample is recorded (in kilograms). Poly bags are packaged in white rice sacks (typically 5 to 10 samples per bag). Each rice sack is labelled with sample names and batch number and assigned a specific number (for example, 1 of 6). Rice sacks are secured with a zip tie and stored on-site until shipping.

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10.1.6	Rock powder/chip samples

For the reverse circulation drillholes only, rock powder/chips are collected in the field by technically trained Cardero staff in 1 m intervals as they are drilled from a cyclone apparatus directly connected to the drilling string. Bags are labelled with the hole identification and depth interval (for example, SRC001; 0 to 1 m) and transported to the Cardero exploration camp by Cardero personnel.

Rock powder/chip sampling is exclusively limited to Detrital iron. Due to the compositional nature (clasts of primary iron formation in an iron-rich sandy clay matrix) of the Detrital iron deposits, samples collected from reverse circulation drilling are largely composed of rock powder. For this reason, samples are retained in poly bags, and only minimal lithological data is collected from the samples. Iron-rich powder/chip samples of the Detrital iron deposits are clearly distinguishable by their dark brownish-red colour. As such, identification of the base of Detrital iron deposits is largely based on colour changes in the rock chip/powder samples. Samples are collected throughout mineralized zones and typically within 2 m intervals either side of iron mineralization.

Samples are split using a triple-flange splitter (Figure 10-3: Plates 11.4 and 11.5). Samples are assigned a unique batch number (for example, B2012SH001), a sample log is produced in Microsoft Excel, and Quality Assurance Quality Control (QAQC) samples are inserted into the sample log. Due to the short length of most reverse circulation drill holes, a single batch number includes multiple holes. Typically, 200 to 250 samples are included in a single batch of Detrital iron samples. Following sampling, the contents of each 1 m interval are further split in the triple-flange splitter. Material from the smaller split sample is collected in a poly bag and retained on-site in a designated area for reference, while the larger split sample is discarded.

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Figure 10-3:	Sampling Methods and Approaches

Plate 11.1 : core storage at the Cardero exploration camp near Sheini; Plate 11.2 : logging drill core; Plate 11.3 : sampling drill core; Plate 11.4 : sampling rock powder/chips; Plate 11.5 : sampling rock powder/chips

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10.2	Chain of Custody, Sample Preparation, and Analyses

10.2.1	Sampling procedure overview

Samples are transported once a week by Cardero personnel directly from site to the ALS Laboratory Group (ALS) laboratory in Kumasi, Ghana (ALS Kumasi). A Chain-of-Custody form is generated for each sample batch that is shipped. The person responsible for transporting samples from site must sign and date the form, and pass on to receiving personnel at the ALS Kumasi at the time of delivery. Upon delivery, laboratory personnel enter batch and sample numbers into the ALS webtrieve system, generate ALS work orders, and begin preparing samples for assay analysis.

10.2.2	Sample preparation at Kumasi

Samples are prepared for assay analysis by ALS Kumasi. The laboratory prepares samples for assay using code prep-31, in which samples are crushed, and 250 g of material from each sample is split off and pulverized so that better than 85% passes through 75 µm mesh. Samples are dried if necessary using code DRY-21. The sample pulp is then shipped to the ALS facility in Ireland (OMAC) for assay, while the coarse sample is placed in temporary storage at ALS Kumasi (before eventually being shipped back to the Sheini exploration camp).

10.2.3	Analytical procedure at the OMAC laboratory, Ireland

Upon arrival at the OMAC, a lithium borate fusion X-ray fluorescence analysis (code: ME- XRF-21) is conducted on samples. Sample analysis method ME-XRF-21 returns results for selected elements and oxides with respective detection limits as presented in Table 10-1. OMAC is accredited by the Irish National Accreditation Board to ISO 17025 and fire assay is included in the Schedule of Accreditation. It participates in inter-laboratory proficiency test programs organized twice yearly by Geostats, Australia and CANMET, Canada consistently achieving good result and in certification programs, organized by manufacturers of reference materials.

Table 10-1:	Analytes and detection limits for ALS code MME-XRF-21

Analyte	Range	Analyte	Range	Analyte	Range
Al2 O3	0.01-100	Fe	0.01-75	S	0.001-5
As	0.001-1.5	K2 O	0.001-6.3	SiO2	0.01-100
Ba	0.001-10	MgO	0.01-40	Sn	0.001-1.5
CaO	0.01-40	Mn	0.001-25	Sr	0.001-1.5
Cl	0.001-6	Na2 O	0.005-8	TiO2	0.01-30
Co	0.001-5	Ni	0.001-8	V	0.001-5
Cr2 O3	0.006-10	P	0.001-10	Zn	0.001-1.5
Cu	0.001-1.5	Pb	0.001-2	Zr	0.001-1

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10.2.4	Analysis for sulphur

For total sulphur, samples are analyzed using an Eltra sulphur and carbon analyzer, whereby the samples are combusted in an induction furnace (in a flow of oxygen) enabling a measurement of sulphur by an IR detector to a 0.01% lower detection limit.

10.2.5	Loss on ignition

Loss on ignition (“LOI”) is determined using the following methodology. A 0.5 g sample is weighed in a ceramic crucible, ignited for 2 hours in a muffle furnace set at 1000ºC and then weighed again. LOI is calculated as the percentage of change in weight when comparing the sample before and after ignition. The lower detection limit is 0.01%.

10.3	Quality Assurance and Quality Control Procedures

The Cardero sampling programme at Sheini adheres to a rigorous QAQC regiment in which duplicates, blank material, and standard reference materials are inserted at regular intervals. Duplicate samples are inserted every 10 samples (alternating between field duplicates and preparation duplicates; as described below), a standard reference material is inserted every 20 samples, and blank material is inserted randomly once in every 30 samples. Table 10-2 displays the QAQC sampling procedures followed at Sheini.

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Table 10-2:	QAQC sampling sequence employed by Cardero during the 2012 Sheini Hills exploration programme

10.3.1	Duplicates

Two types of duplicate samples are used at Sheini: field duplicates (FDUP), and preparation duplicates (PDUP). FDUP refer to quarter core duplicates of the same sampling interval (or of a second identical split with regards to rock powder/chip sampling), while PDUP consist of a poly bag containing only a sample tag with instructions for laboratory personnel to prepare the sample from the preceding standard drill core sample by taking a split after the coarse crushing stage. A total of 271 FDUP pairs and 258 PDUP pairs were collected and submitted to the laboratory. Only the FDUP were blind to the laboratory.

Duplicate samples have not been submitted to a second laboratory by Cardero during the 2012 exploration programme.

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10.3.2	Blanks

Blank material is collected locally in Ghana from bedrock outcroppings of quartzite near Kumasi, Ghana. An initial ten samples of the blank material were submitted to OMAC for assay to provide a reference point of the average composition of the quartzite used for blank samples. The pertinent results are displayed in Table 10-3.

Table 10-3:	Assay analysis of initial blank material submitted to OMAC

Sample Number	Fe%	SiO2%
SCDDR145304	0.71	96.9
SCDDR145305	1.16	98.7
SCDDR145306	0.74	98
SCDDR145307	0.91	99.1
SCDDR145308	0.67	99.1
SCDDR145309	0.64	98.5
SCDDR145310	0.65	98.8
SCDDR145311	0.68	>100
SCDDR145312	0.51	100
SCDDR145313	0.83	99.3
Average	0.75	98.84
Average Deviation	0.13	0.66

10.3.3	Certified Reference Standards

Certified reference standards were sourced from Geostats Pty, Ltd, Western Australia. One of three certified iron ore reference standards (GIOP-58, GIOP-63, and GIOP-96) was randomly inserted into the sample set every 20 samples. Table 10-4 displays the stated average iron and silica content of the three certified standard reference materials used.

Table 10-4:	Average iron and silica content of the certified reference materials

Standard ID	Analyte	Average	Standard Deviation
GIOP-58	Fe%	42.98	0.17
GIOP-58	SiO2%	14.01	0.13
GIOP-63	Fe%	52.46	0.21
GIOP-63	SiO2%	10.89	0.13
GIOP-96	Fe%	27.442	0.077
GIOP-96	SiO2%	54.38	0.58

10.4	QAQC Analysis

10.4.1	Standards

A total of 263 certified iron ore blind reference standards were submitted to the OMAC during the sampling campaign. This included 86 samples of GIOP-58, 95 samples of GIOP-63 and 82 samples of GIOP-96.

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Figure 10-4 and Figure 10-5 show the performance of the OMAC analysis of GIOP-58 relating to Fe and SiO2 assays. The reference material has a stated average percent iron of 42.98, while the average Fe assay results from 86 blindly submitted samples is 42.10% (Figure 10-4). Current results suggest a low sample bias for iron, although it is noted that the majority of Fe assays for GIOP-58 lie below 1 standard deviation of the stated reference material average, which may suggest under estimation of Fe% within this grade range. Assay results for GIOP-58 silica display a strong correlation with the stated average (Figure 10-5). The stated average SiO2 content of the reference material is 14.01%, which compares with an average assay grade of 14.00% SiO2, and the majority of results lie within 1 standard deviation, providing a robust correlation with the expected grade. Two samples are outside of acceptable limits, although these are thought to represent sample switches.

The assay results of standard reference material GIOP-63 are presented in Figure 10-6 and Figure 10-7. The results for iron assays of the standard reference material demonstrate a low sample bias. The stated iron content is 52.46% and the average Fe grade from 95 samples is 52.04% (Figure 10-6). Although a number of samples operate outside of the defined confidence these samples bare little relationship to each other and fall both above and below the accepted envelope. Assay results for silica (average grade = 10.82%) indicate a robust correlation with the stated average silica content of 10.89% (Figure 10-7). One outlying value is considered the result of a sample switch.

The results of assay analysis for standard reference material GIOP-96 are displayed in Figure 10-8 and Figure 10-9. Both iron and silica assays of the standard reference material samples indicate a strong agreement with the respective stated average reference material grades. Average iron content of the reference material samples is 27.48%, which is 0.04% greater than the stated average of 27.44%. A similar number of assays lie above and below the stated mean. Average silica assay results (54.71%) reflect a robust correlation with stated average silica grade of 54.38%, and the majority of samples lie within one standard deviation of the mean.

Figure 10-4:	Assay results of iron for standard reference material GIOP-58

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Figure 10-5:	Assay results of silica for standard reference material GIOP-58

Figure 10-6:	Assay results of iron for standard reference material GIOP-63

Figure 10-7:	Assay results of iron for standard reference material GIOP-63

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Figure 10-8:	Assay results of iron for standard reference material GIOP-96

Figure 10-9:	Assay results of silica for standard reference material GIOP-96

10.4.2	Blanks

Figure 10-10 displays the Fe assay results of the 150 blind quartzite field blanks randomly inserted into the sample stream during the core sampling campaign. Mean iron content of the 10 initial blank reference assays is 0.75% (Table 10-3). The mean iron content of the 150 blindly submitted blank reference samples is 0.92%. The majority Fe assay grades lie between 0.4% and 2%, although two blank assays returned values of 3.1% and 3.2% Fe. The majority of blank assays lie within one standard deviation (0.39) of the mean.

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Figure 10-10:	Fe assays of blind field blanks

10.4.3	Duplicates

Figure 10-11 and Figure 10-12 show the results of the re-assayed duplicates for the Sheini Hills data. Figure 10-11 displays the results of FDUP from quartered core and split chips/powder. Figure 10-12 displays the results of PDUP from core and chip/powder samples. In total, 271 FDUP samples and 258 PDUP have been submitted for analysis.

The duplicate samples show a strong correlation to the original sample, with a correlation coefficient of 0.97 for quarter core duplicates, 0.99 for split chips/powder and 0.99 for both core and chip/powder preparation duplicates. SRK is confident in the repeatability of the sample preparation and analysis of these samples.

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Quarter Core Field Duplicates
y = 0.9804x + 0.5143
R² = 0.9705
Fe%
Fe%
0
10
20
30
40
50
60

Chips/Powder Split Field Duplicates
y = 0.9984x - 0.0496
R² = 0.9917
Fe%
Fe%
0
10
20
30
40
50
60

Figure 10-11:	Field duplicate (FDUP) comparisons; Top: quarter core field duplicates Bottom: chips/powder split field duplicates

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Core Preparation Duplicates
y = 0.9991x + 0.1484
R² = 0.9944
Fe%
Fe%
0
10
20
30
40
50
60

Chips/Powder Preparation Duplicates
y = 0.9858x + 0.2678
R² = 0.9972
Fe%
Fe%
0
10
20
30
40
50
60

Figure 10-12:	Preparation duplicate (PDUP) comparisons; Top: core preparation duplicates; Bottom: chips/powder preparation duplicates

10.5	Specific Gravity Analysis

Cardero has conducted rigorous QAQC of specific gravity measurements as documented below.

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388 samples for which specific gravity was calculated on-site by Cardero technical staff were sent to the ALS Kumasi for specific gravity duplicate analyses. The results of this check are displayed in Figure 10-13. Although most sample pairs correlate to within 10%, it is noted that ALS Kumasi calculations are slightly higher than the Cardero on-site calculations and the correlation coefficient is poor. Poor correlation between sample pairs is thought to be related to a fundamental difference in measurement procedures. ALS Kumasi performed bulk density measurements, whereas Cardero on-site measurements are for standard specific gravity. In bulk density measurements, samples are first coated in wax to account for pore space in the rock samples. Sample preparation and transport caused most samples to fracture prior bulk density analysis. It is considered likely that both the difference in preparation technique and the condition of samples given to the laboratory are responsible for the poor correlation between samples. SRK also believes that pore space in the rocks at Sheini is minimal, particularly in the iron formation, and that coating the samples with wax to account for pore space prior to specific gravity measurements is not necessary.

Figure 10-13:	Comparison of specific gravity results for samples measured and calculated both on-site at the ALS Kumasi

In addition to the duplicate specific gravity analyses documented above, 11 lengths of drill core were quartered, before duplicate quarter core pieces were sent to two ALS laboratories for independent analysis (ALS Kumasi; ALS Vancouver). The results of this check are presented in Figure 10-14 and Figure 10-15. Agreement between the sample pairs is strong, with a correlation coefficient of 0.7069, all sample pairs within 10% (Figure 10-14), and a standard deviation of 0.06 (Figure 10-15) between sample pairs.

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Figure 10-14:	Comparison of specific gravity sample pairs analysed at ALS Kumasi and ALS Vancouver

Figure 10-15:	Check of specific gravity measurements comparing the results of sample pairs sent to ALS Vancouver and ALS Kumasi

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Specific gravity measurements and calculations have been recorded for 1,447 samples on-site. Table 10-5 documents the average specific gravity, average deviation, and number of samples collected for each formation (hanging wall, iron, footwall). Sheini iron formation has an average specific gravity of 3.06 g/cm3 with an average deviation of 0.16 calculated from nearly 1,000 samples. This includes both BIF and GIF.

Table 10-5:	Specific gravity statistics for the hanging wall, footwall and iron formations

Formation	Average Specific Gravity	Average Deviation	Number of Samples
Hanging wall Formation	2.67	0.14	118
Iron Formation	3.06	0.16	997
Footwall Formation	2.71	0.10	332

10.6	Results of the Geotechnical Logging Program

Detailed geotechnical logging has been performed on the majority of diamond drill core from the 2012 Cardero exploration programme to improve understanding of the competency and geotechnical characteristics of the rocks in the project area. This data will be useful as the project evolves to guide future geotechnical programs. Results of basic geotechnical logging (RQD, SCR, and FSI) are summarized below:

10.6.1	RQD

RQD quantitatively measures the degree of natural jointing or fracturing in a rock mass. RQD is defined as: (sum of the lengths of core sticks greater than 10 cm/total length of the core run) x 100. The average RQD index calculated from 3,870 core runs at Sheini is 58, which is considered fair. Table 10-6 displays the average RQD index by formation. The hanging wall and footwall formations have an RQD roughly 20 points higher than the iron formation.

10.6.2	SCR

SCR measures the propensity of a rock mass to fracture. SCR is defined as: (sum of the length of all core pieces that are longer than the diameter of the core/total length of the core run) x 100. The average SCR index calculated from 3,870 core runs at Sheini is 61. Table 10-6 displays the average SCR index by formation. Similar to RQD, the hangingwall and footwall formations have an SCR roughly 20 points higher than the iron formation.

10.6.3	FSI

FSI quantitatively measures the density of fractures within a rock mass. FSI is defined as the number of fractures within a specified length of drill core. During the recent exploration programme at Sheini the FSI was calculated by counting the number of fractures in the first competent meter of each core run. The average FSI calculated from 3,870 core runs at Sheini is 2.89. Table 10-6 displays the average FSI by formation. FSI ratings for all three formations are very similar. This is thought to be the result of calculating the FSI from only competent core in each respective core run. It may be more suitable in the future to calculate the FSI from the first meter of each core run regardless of competency, or to calculate FSI inclusively from each core run in its entirety.

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Table 10-6:	Average RQD, SCR and FSI results for hanging wall, footwall and iron formations

Formation	Average Specific Gravity	Average Deviation	Number of Samples
Hanging wall Formation	2.67	0.14	118
Iron Formation	3.06	0.16	997
Footwall Formation	2.71	0.10	332

11	DATA VERIFICATION

Qualified Person Howard Baker (MAusIMM(CP)) has verified that the data provided by Cardero seems to be correct and viable for use in a Mineral Resource Estimate. This involved viewing drillholes at the core shed in order to check the quality of the logging, along with cross-checking assay certificates against the database.

11.1	Data Received

SRK was provided with the following list of documents and files to assist with the Mineral Resource Estimate:

Drillhole data including:

Drillhole database, including collar coordinates, downhole survey measurements, elemental / oxide assay data, lithological logging data, magnetic susceptibility readings and specific gravity measurements.

Additional drillhole logs, including Niton XRF readings, alteration logging, geotechnical logging and structural logging.

QAQC data to accompany the assay data.

Airborne Aster topographic survey.

Geological map and drillhole sectional interpretations.

Landsat ETM image.

Geophysical survey maps.

11.2	QAQC

The quality control measures that Cardero has put in place are discussed in Section 10. It is SRK’s opinion that the procedures adopted have led to a reliable database and SRK is confident that the quality of the data is sufficient for use in a Mineral Resource, which have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

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11.3	Topographic Survey

For the purpose of the maiden Mineral Resource Estimate, SRK was supplied with a topography surface taken from airborne Aster data, which does not represent the most accurate survey method possible. SRK was also supplied with collar locations of all diamond and reverse circulation drillholes, predominantly surveyed by differential GPS. In addition, SRK was provided with E-W topographic cross-sections based on differential GPS readings taken in 25 m increments at a sectional spacing of roughly 800 m.

Prior to grade or lithological wireframing and for the purpose of Mineral Resource Estimation where a detailed topographic survey does not exist (such as LiDAR), it is common practice to press drillhole collars vertically onto the topographic survey surface to ensure consistency between the topographic survey and the resource model. However, it is known that the collar locations based on differential GPS are more accurate than the Aster topographic survey. As such, rather than projecting drillhole collars onto the topographic surface, the topography surface was projected onto the differential GPS collar points. This was achieved through an intelligent interpolation process in Paradigm GoCAD software, resulting in a topographic surface which honours the more accurate elevation of the differential GPS collar survey points, whilst retaining the geometry of the original topographic survey between sections. Figure 11-1 shows the adjusted topography surface.

Whilst this surface is considered to be of a suitable precision for the current Mineral Resource Estimate, SRK recommends that Cardero attains a more accurate topographic survey before any future Mineral Resource update is undertaken.

11.4	SRK Comment on Data Quality

SRK is confident that the quality of the data provided by Cardero is suitable for use in the production of a Mineral Resource Estimate. The collar, downhole survey and interval files have all been validated by SRK.

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Figure 11-1:	West facing plan view of the GoCAD adjusted Aster topography surface: a) coloured by elevation; b) coloured by evaluated elevation difference between GoCAD adjusted surface and original Aster topography (green = neutral, blue = lower than original, yellow = higher than original). Source: SRK

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12	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testwork in support of this Mineral Resource Estimate has been undertaken both at SGS Mineral Services (“SGS”) in the UK under the supervision and management of SRK, and at Cardero’s in-house facility, Cardero Materials Testing Laboratory (“CMTL”) in the USA under the supervision and management of Cardero.

12.1	SGS Testwork

12.1.1	Introduction

Overview petrographic reports initially provided by Cardero suggested that the iron mineralization at the Sheini Hills iron project consists of very finely disseminated haematite (and siderite) within a silica matrix. Nevertheless, SRK’s initial approach to beneficiation testwork was to assess the potential to produce a conventional high grade concentrate using a combination of gravity separation at coarser sizes together with magnetic separation at finer sizes. This approach was selected as it represents the simplest and most conventional approach.

Testwork was conducted on one composite sample of the Ironstone mineralization, and one composite samples of the Detrital mineralization. The Ironstone sample consisted of quarter diamond drill core from drillhole SCD012 (143-200 m). The Detrital sample consisted of half diamond drill core from two purpose drilled holes drilled adjacent to the exploration drill hole SRC004, SCD049 (0 to 10.3 m) and SCD050 (0 to 16.9 m).

12.1.2	Ironstone Testwork

The head assay of the Ironstone sample is shown in Table 12-1. Also shown in Table 12-1 is the Bond Ball Mill Work index (“BWi”) for this sample, at a closing screen size of 106 µm.

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Table 12-1:	SGS Ironstone Sample Head Assay

Item	Unit	Value
Fe	%	36.06
SiO2%		41.51
Al	%	1.98
Mg	%	0.58
Mn	%	0.08
K	%	1.13
P	%	0.37
TiO2%		0.23
V	%	0.01
Na	%	<0.01
Ca	%	2.60
LOI	%	3.69
S (tot)%		0.07
BWi	kWh/t	16.3

The head assay indicates an ore consisting largely of iron and silicate; the alumina content is relatively low, as are the contents of Na, K and Ca; however, P is somewhat elevated. The BWi suggests an ore of medium hardness.

For the gravity separation testwork, the sample was crushed to -1 mm, a relatively fine size for gravity separation; however, such a size was chosen due to the expected fine nature of the iron mineralization. The -1 mm material was split into 7 further size fractions down to a finest size of 10 mm. Size-by-size assays conducted ahead of the gravity separation testwork showed limited variation of Fe grade with size – the range of individual size fraction Fe grades was from 31.1% to 40.2%, and there was no consistent trend with size.

The coarsest fraction (-1 mm +425 mm) was subjected to Heavy Liquid Separation (“HLS”) at Specific Gravity (“SG”) values of 3.8 and 3.3. The finer size fractions (-425 +212 mm, -212 +106 mm and -106 +53 mm) were processed using a Mozley Mineral Separator (shaking table).

While the gravity separation tests indicated an upgrading response, none of the size fractions tested produced high grade products. For the -1 mm +425 mm size fraction, the +3.8 SG fraction assayed 54.5% Fe and 14.3% SiO2, however this fraction represented 3.5% of this size fraction and less than 2% of the starting mass. The best fraction assays from the tabling testwork was 47.2% Fe (23.2% SiO2) for the -106 +53 mm size fraction and 47.0% Fe (23.1% SiO2) for the -212 +106 mm size fraction.

The gravity separation testwork therefore indicated that it may be possible to achieve a modest level of upgrading, from the starting assay of 36% Fe to a figure of the order of 45%; however, the Fe recovery would only be of the order of 40%.

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Wet High Intensity Magnetic Separation (“WHIMS”) testwork was conducted on the three size fractions below 53 µm (that is, -53 +38mm, -38 +20mm and -20 +10mm), however none of the concentrates assayed more than 37% Fe.

Further WHIMS tests were conducted on samples of the head material ground to -53 µm, -38 µm and -20 µm (and deslimed at 10 µm in each case) with similar results (maximum concentrate grades <36% Fe). Other testwork was then conducted at a top size of 25 µm –flotation (both “direct” for haematite recovery, and “reverse” for silica rejection) and selective flocculation; however, neither process suggested any potential for significant separation and upgrading.

Mineralogical investigations were then conducted; this work was carried out at SGS Lakefield in Canada, and consisted initially of a QEMSCAN analysis, and on review of these results was followed by an X-Ray Diffraction (“XRD”) analysis. The samples submitted for mineralogy were the -25mm WHIMS test products (that is, concentrate and tailing) and a sample of the head ore ground to -53mm and split into -53 +20mm and -20mm fractions.

The Scanning Electron Microscopy (“SEM”) element of the QEMSCAN analysis indicated that the hematite was present as very fine plate-like particles, with a face diameter of the order of 5-10 µm, cemented in a silicate matrix. An example of this mineralogical form is shown in Figure 12-1.

On the basis of the SEM point analysis, the mineral grunerite (Fe7Si8O22(OH)2, 39% Fe) was identified as the major Fe-containing mineral. As this mineral had not previously been identified in the deposit, the XRD analysis was requested. XRD confirmed the presence of hematite and quartz as the dominant mineral species; with siderite reported at trace levels. grunerite was not identified. The conclusion reached from this analysis was that the original identification of grunerite had been erroneous and due to a lack of precision in the SEM point analysis given the very fine dissemination of the hematite within the quartz matrix.

The final set of tests conducted on the Ironstone sample was conducted on a sample that was ground to -10 µm. However, neither WHIMS nor flotation testwork conducted on this ground sample achieved any significant degree of upgrading – the best results achieved were 39.0% Fe from both flotation and WHIMS.

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Figure 12-1:	SEM image and semi-quantitative point analysis

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12.1.3	Detrital Testwork

The head assay of the Detrital sample is shown in Table 12-2, again together with the BWi for this sample at a closing screen size of 106 mm.

Table 12-2:	SGS Detrital Sample Head Assay

Item	Unit	Value
Fe	%	25.13
SiO2%		45.19
Al	%	8.59
Mg	%	0.04
Mn	%	0.14
K	%	0.96
P	%	0.21
TiO2%		0.45
V	%	<0.01
Na	%	<0.05
Ca	%	<0.05
LOI	%	6.52
S (tot)%		0.01
BWi	kWh/t	11.5

The Detrital sample is lower in Fe than the Ironstone sample, and significantly elevated in alumina. As with the Ironstone, the contents of Na, K and Ca are low, and the P is lower than for the Ironstone sample. The BWi suggests an ore that is relatively soft.

Given the expected “nodular” nature of the Detrital ore, the gravity separation testwork was conducted at a coarser top size than for the Ironstone, with a top size of 8 mm selected as this was thought to represent the typical maximum size of the Detrital ore in situ. The -8 mm material was split into 11 further size fractions down to a finest size of 10mm. Size-by-size assays conducted ahead of the gravity separation testwork showed a significant variation of grade with size, as illustrated in Table 12-3.

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Table 12-3:	SGS Detrital Sample Size-by-Size Assays

Size Fraction (mm)	Assay (%)
	Fe	SiO2	Al2O3	P2O5	LOI
-8.0 +6.3	32.25	38.94	7.96	0.52	5.49
-6.3 +3.35	31.18	38.78	8.35	0.46	5.81
-3.35 +1.70	32.08	36.97	8.47	0.36	5.99
-1.70 +0.850	30.12	39.67	8.40	0.33	6.06
-0.850 +0.425	25.35	47.96	7.77	0.28	5.75
-0.425 +0.212	18.81	60.62	6.28	0.26	4.66
-0.212 +0.106	16.46	63.69	6.06	0.26	4.15
-0.106 +0.053	15.20	67.89	5.99	0.26	3.61
-0.053 +0.038	15.99	65.23	7.09	0.25	3.99
-0.038 +0.020	15.52	58.92	11.1	0.36	6.19
-0.020 +0.010	16.74	55.86	11.9	0.42	6.56
-0.010	18.56	42.93	18.6	0.46	8.08
Total	26.92	44.84	8.68	0.39	5.71

As with the Ironstone sample, the coarsest fractions (+425mm) were subjected to HLS at SG values of 3.8 and 3.3, and the finer size fractions (down to 53mm) were processed using a Mozley Mineral Separator. Due to their low Fe grades, no testwork was undertaken on the size fractions below 53mm.

The Detrital ore exhibited a greater potential for gravity upgrading than the Ironstone. Each of the size fractions above 425mm (head grades 25.3% to 32.2% Fe) reported +3.8 SG fraction assays in excess of 58% Fe, with the highest grade fraction (-6.3 + 3.35 mm) reporting 59.8% Fe, 3.28% SiO2, 1.74% Al2O3, 0.16% P2O5 and 1.36% LOI. In addition, the -3.8 +3.3 SG fractions for these size fractions reported Fe grades of between 52.3% Fe and 58.0% Fe. However, none of the finer size fractions (-425 +53mm, head grades 15.2% to 18.8% Fe) reported concentrate grades higher than 32% Fe.

The HLS test results therefore show the potential to produce a concentrate assaying 56.6% Fe, albeit at a low Fe recovery of the order of less than 20% for the particular sample tested.

A “field test” had been undertaken prior to the SGS testwork program on a sample of Detrital material. This was a surface grab sample of highly weathered and largely unconsolidated material. The sample was washed and decanted until the solution ran relatively clear, with an estimated mass yield to the “product” of 70%. This product was assayed and returned assays of 52.3% Fe, 12.0% SiO2, 9.08% Al2O3, 0.21% P2O5 and 5.33% LOI. No assay was made of the starting material used in this test.

Mineralogical investigations were undertaken on the following samples from the testwork on the SGS Detrital sample: Feed, -8.0 +6.3 mm -3.8 +3.3 SG, -850 +425mm -3.8 +3.3 SG and -850 +425mm -3.3 SG.

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The mineralogical results were similar to those for the Ironstone; however, in the Detrital sample, the clusters of cemented haematite appear to be present in denser clusters (with less of the silica matrix); this may explain the higher grade concentrates produced in the HLS testwork on the Detrital material. The HLS fractions that were submitted for analysis showed a significant proportion of the Fe to be present in “complex” associations. The -3.8 +3.3 SG fractions also reported elevated siderite contents.

12.2	CMTL Testwork

12.2.1	Introduction

Testwork was conducted on one composite sample of the Ironstone mineralization, consisting of quarter diamond drill core from drill hole SCD048 (0-109 m). The Fe head grade of this sample was 36.9%.

12.2.2	Smelting Testwork

The first test conducted was a smelting test using Cardero’s in-house Electric Arc Furnace (“EAF”) based smelting technology. The test was run with a smelting formulation based on the understanding current at the time that the test was conducted that the Fe mineralization in the sample was grunerite. The smelting test resulted in the production of a pig iron product that assayed 91.1% Fe at a mass yield of 73%. Other assays reported for the pig iron product were 2.17% C, 0.21% S and 1.05% P. SRK understands that Cardero has instigated a testwork programme aimed at investigating the potential to reduce the P content of the ore by flotation ahead of smelting. SRK also understands that Cardero is confident that the P content could also be reduced via a post-smelting ladle treatment.

Cardero provided a preliminary economic analysis for the smelting test based on the ore and smelting parameters used, which suggested that the process as run would generate a positive operating margin.

12.2.3	Magnetising Roasting Testwork

Subsequent testwork undertaken by CMTL consisted of a magnetising roast test conducted on the Ironstone sample. The principle behind this process is to convert the hematite to magnetite by roasting the ore under reducing conditions, and then to separate the magnetite by conventional Low Intensity Magnetic Separation (“LIMS”). The testwork was conducted on a -4 +1 mm size fraction of the as-received ore; this size fraction was roasted at 1100 °C for 30 minutes, then ground to 60% -32 mm, then subjected to magnetic separation using a Davis Tube (DT). The DT concentrate assayed 48.8% Fe, 15.6% SiO2, 2.15% Al2 O3 and 1.05% P2 O5 from a head grade of 37.3% Fe, 18.3% SiO2, 2.30% Al2 O3 and 1.31% P2 O5, thus representing a Fe recovery of approximately 45% at a mass yield of approximately 35% from the initial size fraction. A DT test conducted at a finer grind size (80% -32 mm) produced a slightly higher Fe grade concentrate (49.3% Fe, 12.2% SiO2, 1.85% Al2 O3 and 0.92% P2 O5 ), however the Fe recovery (approximately 25%) and mass yield (less than 20%) were lower for this test.

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12.3	Conclusions and Recommendations

The testwork conducted to date suggests that the Ironstone does not respond to a conventional separation flowsheet based on gravity separation due to the fine grained nature of the haematite mineralization. To date, the testwork has not demonstrated a viable process route for the production of a commercial grade beneficiated product from the Ironstone.

However, the Detrital material does show some potential for conventional processing, with beneficiation to a grade in excess of 55% Fe achieved by gravity separation of the coarser size fractions. The field test also suggests that as the Detrital ore weathers, the proportion of the high grade (>50% Fe) “nodules” in the ore may increase.

The smelting testwork conducted by CMTL has provided a successful proof of concept of the direct smelting of the Ironstone; however, the economics of such a process are critically geared to the grade of the smelter feed. Any beneficiation that can be applied to increase the Fe grade of the ore above the resource grade will therefore enhance the economics of the direct smelting process route.

Of the beneficiation processes tested, the most promising is the magnetising roast route – this route resulted in the highest “product” grade achieved to date at any significant mass yield. The reduction of haematite to magnetite is accompanied by a volumetric change (expansion), which should introduce strain at the interface between the magnetite (haematite) grains and the cementing silica matrix. This in turn may provide the potential for enhancing the liberation of the magnetite from the silica matrix. However, even if a high degree of liberation can be achieved, the problem of achieving separation remains. At such a liberation size (generally less than 10 mm), most physical separation process, such as LIMS, WHIMS, flotation, gravity separation and/or flocculation, are very inefficient and non-selective.

SRK therefore concludes that further metallurgical testwork is required to realise a technically viable and economically robust process route for the Sheini Hills project. Such testwork should focus on upgrading the ore to a Fe content such that the economics of a direct smelting process route are enhanced; if higher grade concentrates are produced then these could also be considered commercially saleable in their own right.

13	MINERAL RESOURCE ESTIMATE

13.1	Deposit modelling

The following section describes the methodology undertaken for modelling of the Sheini Hills deposit.

13.1.1	Ironstone

Modelling was conducted in 3D Geomodeller software, using the Ironstone code in the lithological interpretation log as an explicit control on model geometry. This log groups all lithologies into hanging wall, Ironstone or footwall. The lithological interpretation log was validated with reference to sectional interpretations prior to modelling.

Fresh Ironstone is modelled within three structurally distinct domains – north zone, central zone and south zone, all of which lie within the Sheini Central licence. In addition to drillhole logs - geological mapping, sectional interpretations (both by Cardero and SRK geologists) and both downhole and surface structural measurements were used to guide model geometry between drillholes on and between sections. As a verification of both the 3D Geomodeller model and Cardero’s ‘LithoInterp’ logging codes, a visual comparison of the model with downhole Fe assays was conducted in Datamine Studio 3. As a result, the model was corrected in Paradigm GoCAD software to capture any high grade material at the margins of the model, which were not included within the original logged ‘IRN’ intervals.

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Fresh Ironstone may be further delineated in terms of banded Ironstone (IRB) and clastic Ironstone (IRC), which have contrasting Fe content and lithological characteristics. Namely, mean Fe grade in logged banded Ironstone is 40.7%, compared with 31.8% Fe in logged clastic Ironstone. However, due to their relatively erratic distribution and a lack of continuity both on and between sections, it was deemed impractical to sub-domain the Ironstone model into banded (IRB) and clastic (IRC) Ironstone domains.

Figure 13-1 and Figure 13-2 show an oblique view of the Ironstone units and a cross section showing the folded nature of the deposit.

Figure 13-1:	Oblique, NW facing view of Ironstone wireframes in the north (300), central (200) and southern (100) zones Source: SRK

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Figure 13-2: North facing section at 1007170, though the southern (zone 300) Ironstone domain (displayed in red) Source: SRK

13.1.2	Detritals

Detrital wireframes were generated in Leapfrog Mining software using logged Detrital iron in Cardero’s lithology log. An interpolated footwall surface was generated based on (and snapped to) the base of Detrital drillhole intersections, using the topography surface as a trend. This was combined with the topography wireframe to generate a 3D volume. The lateral extent of Detrital wireframes is defined by a series of GIS polylines developed by Cardero, which denote the extent of Detrital iron deposition.

Figure 13-3 and Figure 13-4 show plan and oblique views of the Detrital wireframes generated. The Detrital areas are clearly seen flanking the main Ironstone ridge.

Figure 13-3:	Detrital wireframes (in blue) with the Sheini topographic survey Source: SRK

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Figure 13-4:	Oblique view (36° towards 325°) of the Detrital wireframes (blue) with Ironstone domains 100-300 (pink) overlain on the topography survey Source: SRK

13.1.3	Hardcap

Hardcap wireframes were generated in Datamine Studio software and based on logged Hardcap in Cardero’s lithological drillhole log. Wireframes are extended between 20 m and 100 m from the drillhole intercept and limited by the topography survey.

Table 13-1:	Domain codes for the Sheini Hills deposit

Deposit	Domain Code	Description
Sheini Hills	100	Ironstone (North)
	200	Ironstone (Central)
	300	Ironstone (South)
	400	Detritals
	500	Hardcap
	1000	Waste (Hanging wall and Footwall)

13.1.4	Block Model Creation

An empty block model was generated within the solid wireframes of the geological domains listed in Table 13-1 and the topography surface used to limit block model extents. Figure 13-5 displays the empty block model for the Sheini Hills Project. In addition, a waste block model was generated below the topography and outside all of the mineralization domains.

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Subsequent to geological domaining and wireframe generation, the drillhole file was coded to incorporate the corresponding domains. This enabled a statistical analysis of each domain to be undertaken.

Figure 13-5:	Plan view of Sheini empty block model for domains 100-300 Source: SRK

Each Ironstone domain comprises an asymmetrically folded Ironstone unit, with true thickness typically between 40 m and 90 m, although this may be as high as 150 m in particularly thick hinge zones. Strike length is approximately 3.8 km, 1.1 km and 3.7 km towards 10 to 25° NNW for the north, central and south zones respectively. Internal pockets of waste generally measure no greater than 4 m in thickness and, as such, are not considered to be of sufficient thickness or abundance to be removed from the Ironstone models as an internal waste domain. The volumes of the Ironstone, Detrital and Hardcap domains are summarized in Table 13-2 below.

Table 13-2:	Volume of all modelled resource domains.

Deposit	Domain	Volume (Mm3 )
Sheini Hills	Northern Ironstone (100)	113.79
	Central Ironstone (200)	36.79
	Southern Ironstone (300)	191.23
	Detritals (400)	214.89
	Hardcap (500)	1.52

Figure 13-6 shows a cross section through the northern Ironstone block model displaying the Ironstone, Detrital and Hardcap domains.

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Figure 13-6:	North facing cross section through the empty block model at 1012000, displaying the Zone 100 Ironstone, Detrital and Hardcap empty block models

13.2	Statistical Analysis

13.2.1	Introduction

This section presents the results of the statistical studies undertaken on all the available assay and density data sets to determine their suitability for the estimation process and to derive appropriate estimation domains.

13.2.2	Available Data

A total of 105,240 raw assays (of which 4,385 are for Fe) were available for use in the modelling and Mineral Resource Estimation process. In general, these represent a sampling interval length of 2 m.

13.2.3	Data Validation

Data was validated on site by an SRK geologist and has subsequently been validated through the production of histograms and scatterplots.

13.2.4	Raw Statistics

As documented above, the domain coding groups together similar zones on the basis of lithology and/or geographical distribution. The mean Fe grades for each domain are documented in Table 13-3.

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Table 13-3:	Sheini raw statistics by domain code

DEPOSIT	ZONE	Field	Mean %
Sheini Hills Centre	100 Northern Zone - Ironstone	Fe	39.01
		Al2 O3	3.80
		SiO2	33.19
		P	0.278
		LOI1000	3.61
	200 Central Zone - Ironstone	Fe	35.87
		Al2 O3	4.81
		SiO2	37.12
		P	0.307
		LOI1000	3.65
	300 Southern Zone - Ironstone	Fe	33.86
		Al2 O3	5.36
		SiO2	37.08
		P	0.366
		LOI1000	4.41
	400 Detritals	Fe	27.25
		Al2 O3	9.35
		SiO2	42.65
		P	0.084
		LOI1000	7.36
	500 Hardcap	Fe	36.05
		Al2 O3	8.54
		SiO2	32.5
		P	0.091
		LOI1000	5.85

13.2.5	Compositing

Data compositing is undertaken to reduce the inherent variability that exists within the population and to generate samples more appropriate to the scale of the mining operation envisaged. It is also necessary for the estimation process, as all samples are assumed to be of equal weighting, and should therefore be of equal length.

It is common practice to select a composite length that is half of the block height (10 m blocks in this instance, so 5 m composites), being designed around the anticipated bench height. The majority of core sample intervals in the Sheini Hills database are 2 m long. For this reason, to create equal length samples for analysis and estimation, to reduce sample variance and to avoid splitting too many samples into separate composites, assay intervals within the resource domains were composited to a length of 4 m.

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13.2.6	Composite Length Analysis

The estimation process assumes an equivalent weighting per composite. It is therefore necessary to discard or ignore remnant composites smaller than the defined composite length (in this instance 4 m) generated in the downhole compositing process to avoid a bias in the estimation. Composite length analysis compares the length weighted mean grade of all samples within individual domains, with the mean grade of individual domains after the removal of remnant composites smaller than a defined length. For the Sheini Hills Mineral Resource Estimate, this was conducted using the removal of remnant samples at intervals of 0.5 m up to the composite length of 4 m (Table 13-4). The smallest difference between the length weighted mean of all samples, and the mean grade after the removal of remnant composites at 0.5 m intervals determines the length of remnant composites to be removed before grade interpolation. For domains 100 to 400, the smallest mean difference is after the removal of composites <2.5 m in length. The optimum composite length therefore is 4 m, with the removal of all remnant composites less than 2.5 m in thickness. The number of samples removed from the composite drillhole file is 66, which represents 3.78% of all composite samples.

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Table 13-4:	Composite length analysis statistics for domains 100 to 400 (smallest mean differences for each domain are highlighted in green)

DEPOSIT	DOMAIN	CLA INTERVAL	NO. SAMPLES	MEAN %	MEAN DIFFERENCE
Sheini Hills Centre	100 Northern Zone - Ironstone	Length Weighted	353	39.016	0.000
		>0.5m	353	38.962	0.054
		>1m	353	38.962	0.054
		>1.5m	353	38.962	0.054
		>2m	353	38.962	0.054
		>2.5m	352	39.003	0.013
		>3m	349	38.997	0.019
		>3.5m	346	39.141	0.125
	200 Central Zone - Ironstone	Length Weighted	164	35.887	0.00
		>0.5m	164	35.852	0.035
		>1m	164	35.852	0.035
		>1.5m	164	35.852	0.035
		>2m	164	35.852	0.035
		>2.5m	163	35.901	0.014
		>3m	163	35.901	0.014
		>3.5m	161	35.972	0.084
	300 Southern Zone - Ironstone	Length Weighted	404	33.830	0.00
		>0.5m	404	33.870	0.040
		>1m	404	33.870	0.040
		>1.5m	404	33.870	0.040
		>2m	404	33.870	0.040
		>2.5m	398	33.819	0.011
		>3m	395	33.761	0.069
		>3.5m	391	33.768	0.062
	400 Detritals	Length Weighted	264	27.454	0.00
		>0.5m	264	26.729	0.725
		>1m	264	26.729	0.725
		>1.5m	264	26.729	0.725
		>2m	264	26.729	0.725
		>2.5m	237	27.923	0.469
		>3m	237	27.923	0.469
		>3.5m	207	28.767	1.313

Table 13-5 displays the composite domain statistics for Fe, Al2O3, SiO2 and P within the fresh Ironstone, detritals and overburden. The composited north, central and south Ironstone domains have mean Fe grades of 39%, 35.9% and 33.82% respectively. Figure 13-7 displays the Fe histogram plots for the composited domains 100 to 400. A negative skew in the distribution, evident in domains 100 and 300, owes in part to narrow bands of internal waste within the fresh Ironstone unit that could not be domained out during geological modelling. Although not pronounced (due to the variable grade distribution throughout the Ironstone unit), two populations of data may be seen to exist in the Ironstone domains; one between approximately 30% and 35% Fe, and one greater than 38% Fe. This is also highlighted in a probability plot of Fe within domain 100 (Figure 13-8). This is particularly evident in domains 100 and 200 and is thought to represent two distinct grade populations relating to the higher grade banded Ironstone and lower grade clastic Ironstone lithologies. SRK considered the domaining of two separate Fe based populations based on the statistical review. However, due to their relatively erratic distribution and a lack of continuity both on and between sections, it was deemed impractical to sub-domain the Ironstone model into banded (IRB) and clastic (IRC) Ironstone wireframes.

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Table 13-5:	Composite statistics – Ironstone

DEPOSIT	ZONE	FIELD	MEAN COMP GRADE (%)
Sheini Hills Centre	100	Fe	39.00
		Al2 O3	3.82
		SiO2	33.25
		P	0.277
	200	Fe	35.90
		Al2 O3	4.80
		SiO2	37.12
		P	0.308
	300	Fe	33.82
		Al2 O3	5.38
		SiO2	37.14
		P	0.367
	400	Fe	27.92
		Al2 O3	9.26
		SiO2	41.74
		P	0.086
	500	Fe	34.21
		Al2 O3	8.89
		SiO2	34.49
		P	0.091

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Figure 13-7:	Fe histogram plots for domains 100, 200, 300 and 400

Figure 13-8:	Probability plot of Fe for domain 100

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13.2.7	Density Analysis

Bulk density measurements have been undertaken for all material types for the Sheini Hills Project. In total, 1,458 samples have been analysed for bulk density from the fresh Ironstone domains 100 to 300.

Figure 13-9 shows the relationship between Fe grade and density for samples within the Ironstone domains. A reasonable correlation is shown and therefore a trend line can be fitted to the data distribution. The regression formula derived from the trend line is used to calculate bulk density in the geological model after interpolation of iron.

Figure 13-9:	Fe vs Density within the Ironstone domains (100-300)

13.3	Geostatistical study

13.3.1	Unfolding

Due to the current interpretation showing a series of asymmetric fold structures, SRK adopted the ‘Unfold’ technique to enable the drillhole file to be converted into a flat plane with the aim of improving on the quality of the geostatistical results.

‘Unfold’ is the process in Datamine for unfolding a stratified unit. The main purpose of unfolding strata is to calculate the stratigraphical distances between points. For example, Figure 13-32 shows two drillhole samples either side of an anticline. The standard geometrical distance between them is a straight line. However, from a geological point of view, the distance separating them is a line following the anticline structure (shown as a dashed line). It is this distance, called the stratigraphical or natural or unfolded distance, which would then be used in variogram calculation and grade estimation.

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Figure 13-10:	Geometrical and Stratigraphical Distances between two points

Standard geometrical distance between A and B is calculated from standard orthogonal X, Y, Z axes. The stratigraphical distance between A and B is calculated from unfolded coordinate system (UCS) axes.

The unfolding technique involves transforming the standard (orthogonal X,Y,Z axes) coordinates of every sample to an unfolded coordinate system (UCS). The UCS axes are not straight lines and are not orthogonal to each other.

A simple example of sections through a stratified deposit is shown in Figure 13-33. A plan showing the strike of the orebody is also shown in this figure. The unfolded coordinate system (UCS) has 3 axes, A, B and C:

A -	Hanging wall-footwall direction (perpendicular to the orebody).
B -	Down-dip (along the centre line between hangingwall and footwall).
C -	Along strike.

The Unfold process is used to calculate the UCS coordinates of desurveyed drillhole data. Variogram analysis can then be undertaken based on the UCS. The parameters of the variogram model are therefore calculated in the UCS.

A model with cells and subcells within the folded stratified unit is created using standard Datamine methods. This model is defined using the world coordinate system.

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Figure 13-11:	Coordinate axes in the UCS

13.3.2	Variography

For the purpose of variography, samples within domains 100, 200 and 300 (Ironstone zones north, central and south) were grouped into a single domain. This was necessary due to the limited number of samples and, due to the similar lithological characteristics of the three domains, is not expected to have a significant effect on the accuracy of the variography at the current density of data available. Variography was attempted for the Detrital and overburden domains (400 and 500), however, due to the lack of assay data in these zones, it was not possible to create meaningful variograms.

Omni-direction semi-variograms within the combined 100 to 300 unfolded domains were generated for Fe, Al2 O3, SiO2, P, LOI1000, CaO, K2 O, MgO, Mn, Na2 O, S and TiO2. Initially, downhole semi-variograms with a 4 m lag were generated to determine a suitable nugget value. The omni-directional 4 m lag semi-variogram nugget-sill ratio is relatively similar for Fe, Al2 O3 and SiO2 within the combined 100 to 300 domain. Therefore, it was possible to normalize the variogram nuggets for Al2 O3 and SiO2 with respect to Fe, by applying the nugget-sill ratio of the Fe semi-variogram to the sill of the two other elements. The sill-nugget ratios of the other, less abundant elements for which variography was undertaken were not deemed to be close enough to the Fe sill-nugget ratio to be normalized. Subsequently, omni-directional semi-variograms were generated with a 100 m lag to define the ranges. The normalized nugget value was used when modelling the 100 m lag Fe (Figure 13-12), Al2O3 (Figure 13-13) and SiO2 (Figure 13-14) semi-variograms. The number of sample pairs was checked during the variography process to ensure an appropriate number of lags were used.

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Variograms of the major elemental components (Fe, Al2O3 and SiO2) show reasonable structure, allowing variogram models to be produced. The nugget and ranges are easily generated, providing an appropriate level of confidence in terms of both the short scale and longer range grade continuity. Similar variogram models were generated for all other elements listed above, although the majority of these lacked reasonable structure and were difficult to model.

The variography results are shown in Table 13-6. Nugget and variance are reported to three decimal places.

Figure 13-12:	Combined domain 100 to 300 Fe 4 m lag downhole omni-directional semi-variogram and 100 m lag omni-directional semi-variogram

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Figure 13-13: Combined domain 100 to 300 Al2O3 4 m lag downhole omni-directionalsemi-variogram and 100 m lag omni-directional semi-variogram

Figure 13-14: Combined domain 100 to 300 SiO2 4 m lag downhole omni-directionalsemi-variogram and 100 m lag omni-directional semi-variogram

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Table 13-6:	Variography Results

* Based on unfolded “flat” data

DOMAIN	ASSAY	DIP*	STRIKE*	NUGGET	STRUCTURE 1 - RANGE			VARIANCE	STRUCTURE 2 - RANGE			VARIANCE
				NORMALIZED NUGGET	DOWN DIP	ALONG STRIKE	DOWN HOLE		DOWN DIP	ALONG STRIKE	DOWN HOLE
100 to 300	Fe	0	0	10.4	48	48	48	43	615	615	615	18
	Al2O3	0	0	1.1	100	100	100	4.4	700	700	700	2.2
	SiO2	0	0	11.85	100	100	100	55	900	900	900	15
	P	0	0	0.0055	50	50	50	0.0175	250	250	250	0.015
	LOI1000	0	0	0.66	25	25	25	2.8	240	240	240	1.18
	CaO	0	0	0.35	180	180	180	2.07	-	-	-	-
	K2O	0	0	0.074	700	700	700	0.435	-	-	-	-
	MgO	0	0	0.0838	50	50	50	0.09	265	265	265	0.41
	Mn	0	0	0.003	125	125	125	0.018	-	-	-	-
	Na2O	0	0	0.0095	50	50	50	0.027	275	275	275	0.03
	S	0	0	0.001	40	40	40	0.0037	215	215	215	0.0022
	TiO2	0	0	0.00257	220	220	220	0.01	950	950	950	0.0051

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13.3.3	Summary

The variography results are used in the grade interpolation process to assign the appropriate weighting to the sample pairs utilized to calculate the block model grade.

Ordinarily, the total ranges modelled can be incorporated to help define the optimum search parameters and the search ellipse radii dimensions used in the interpolation. Ideally, sample pairs that fall within the range of the variogram (where a strong covariance exists between the sample pairs) should be utilized if the data allows. Typically, the search ellipse radii dimensions are defined by applying a 2/3rd rule to the total range of the variogram, which forces the interpolation to use samples where covariance between samples exists. However, due to the wide diamond drillhole section spacing currently employed at the Sheini Hills deposit, the Fe variogram range is smaller than the section spacing, therefore, to allow the incorporation of data from more than one section into each block, search ellipse dimensions for the Mineral Resource Estimate are greater than the range.

13.3.4	Quantitative Kriging Neighbourhood Analysis (QKNA)

QKNA Process

To better define the ideal search parameters used in the interpolation, Quantitative Kriging Neighbourhood Analysis (“QKNA”) was applied to the data.

QKNA, as presented by Vann et al (2003), is used to refine the search parameters in the interpolation process to help ensure ‘conditional unbiasedness’ in the resulting estimates. ‘Conditional unbiasedness’ is defined by David (1977) as “…on average, all blocks Z which are estimated to have a grade equal to Zo will have that grade”. The criteria considered when evaluating a search area through QKNA, in order of priority, are (Vann et al 2003):

the slope of regression of the ‘true’ block grade on the ‘estimated’ block grade;

the weight of the mean for a simple kriging;

the distribution of kriging weights, and proportion of negative weights; and

the kriging variance.

Under the assumption that the variogram is valid, and the regression is linear, the regression between the ‘true’ and ‘estimated’ blocks can be calculated. The actual scatter plot can never be demonstrated, as the ‘true’ grades are never known, but the covariance between ‘true’ and ‘estimated’ blocks can be calculated. The slope of regression should be as close to one as possible, implying conditional unbiasedness. If the slope of regression equals one, the estimated block grade will approximately equate to the unknown ‘true’ block grades (Vann et al 2003).

During Ordinary Kriging (“OK”), the sum of the kriging weights is equal to one. When Simple Kriging (“SK”) is used, the sum of kriging weights is not constrained to add up to one, with the remaining kriging weight being allocated to the mean grade of the input data. Therefore, not only the data within the search area is used to krige the block grade, but the mean grade of the input data also influences the final block grade. The Kriging weight assigned to the input data mean grade is termed “the weight of the mean”. The weight of the mean of a SK is a good indication of the search area as it shows the influence of the Screen Effect. A sample is ‘screened’ if another sample lies between it and the point being estimated, causing the weight of the screened sample to be reduced. The Screen Effect is stronger when there are high levels of continuity denoted by the variogram. A high nugget effect (low continuity) will allow weights to be spread far from a block in order to reduce bias (Vann et al 2003).

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The weight of the mean for a SK demonstrates the strength of the Screen Effect; the larger the weight of the mean, the weaker the Screen Effect will be. The general rule is that the weight of the mean should be as close to zero as possible. QKNA is a balancing act between maximising the slope of regression, and minimising the weight of the mean for a SK (Vann et al 2003). The margins of an optimized search will contain samples with very small or slightly negative weights. Visual checks of the search area should be made in order to verify this. The proportion of negative weights in the search area should be less than 5% (Vann et al 2003).

QKNA provides a useful technique that uses mathematically sound tools to optimize a search area. It is an invaluable step in determining the correct search area for any estimation or simulation exercise.

13.3.5	Interpolation Parameters

Table 13-7 shows the neighbourhood scenarios tested on the 100, 200 and 300 domains in Datamine Studio 3 software. Parameters altered in specific scenarios include search ellipse radius, minimum number of samples and maximum number of samples per drillhole. The initial range identified through variography of the Fe assays prior to unfolding was 615 m. Ideally the search ellipse radius should be controlled by the results of variography and defined as 2/3rds of the range. However, due to the wide average drillhole spacing (800 m) currently employed at the Project, a search ellipse radius defined by the range will not always allow data from more than one section to be incorporated into a block estimate. Therefore, as part of the QKNA process, three search ellipse radii were tested: 410 m (2/3 of the range prior to unfolding), 615 m (range prior to unfolding) and 1000 m.

On the basis of the QKNA neighbourhood scenarios, run 11 was deemed to produce the most favourable combined mean slope of regression and percentage block fill statistics (Table 13-7). The block model was populated with major element variables using OK and the interpolation parameters defined by QKNA run 11. Interpolation of the folded fresh Ironstone domains was conducted in unfolded space. Unfolding was not considered necessary for the Detrital and Hardcap domains (400 and 500), where a flat search ellipse defined by QKNA run 4 (Table 13-7) was employed.

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Table 13-7:	QKNA Search parameters

RUN	SEARCH ELLIPSE RADIUS (X)	SEARCH ELLIPSE RADIUS (Y)	SEARCH ELLIPSE RADIUS (Z)	MIN NO OF SAMPLES	MAX NO OF SAMPLES	MAX SAMPLES PER DRILLHOLE
1	410m	410m	50m	9	27	3
2	615m	615m	50m	9	27	3
3	1000m	1000m	50m	9	27	3
4	1000m	1000m	50m	6	27	3
5	1000m	1000m	50m	12	27	3
6	1000m	1000m	50m	15	27	3
7	1000m	1000m	50m	12	27	4
8	1000m	1000m	50m	15	27	5
9	1000m	1000m	50m	16	27	4
10	250m	1000m	50m	9	27	3
11	250m	1000m	50m	12	27	4

13.4	Resource Estimation

13.4.1	Interpolation

A block model was generated using block sizes of 50 mY by 50 mX by 10 mZ. Fe, Al2 O3, SiO2, P, CaO, MgO, Mn, S, TiO2 and LOI grades were interpolated into the block model by ordinary kriging, using the interpolation parameters defined by QKNA run 11 and run 4 for the Ironstone and Detrital / Hardcap respectively.

Table 13-8 summarizes the block model parameters.

Table 13-8:	Block Model Framework

ORIGIN		NUMBER OF BLOCKS		BLOCK SIZE (m)
X	216000	X	160	X	50
Y	1001000	Y	320	Y	50
Z	-70	Z	57	Z	10

Table 13-9 shows the number of blocks filled during each estimation pass for all mineralized domains. As shown, a high percentage of blocks in all domains have been estimated in run one, this being the estimate based on the most appropriate set of estimation parameters and in line with the results of the geostatistical studies undertaken.

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Table 13-9:	Blocks filled during each estimation run

ZONE	SVOL	NUMSAM	%FILLED	TOTAL
100	1	15	48.5%	100%
	2	25	48.1%
	3	27	1.0%
	4	0	2.4%
200	1	18	88.5%	100%
	2	24	9.2%
	4	0	2.4%
300	1	15	70.7%	100%
	2	27	28.1%
	4	0	1.2%
400	1	22	40.3%	100%
	2	20	40.1%
	3	27	19.7%
500	2	12	70.1%	100%
	3	25	29.9%

13.4.2 Block Model Validation

The block model has been validated using the following techniques:

  visual inspection of block grades in plan and section and comparison with drill hole grades; and

  comparison of global mean block grades and sample grades within mineralized domains.

Visual Validation

Figure 13-15 to Figure 13-18 show examples of the visual validation checks and highlight the strong correspondance between block Fe grades and sample Fe grades. The block grade distribution also highlights how using unfolding during the estimation process has resulted in a block grade interpolation which better honours the structural geometry of the Ironstone unit.

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Figure 13-15:	Cross section showing visual validation of block grades and sample grades at 1008800N in domain 300 (north facing section)

Figure 13-16:	Cross section showing visual validation of block grades and sample grades at 1010600N in domain 200 (north facing section)

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Figure 13-17: Cross section showing visual validation of block grades and sample grades at 1011200N in domain 200 (north facing section)

Figure 13-18: Cross section showing visual validation of block grades and sample grades at 1012000N in domain 100 (north facing section)

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Global mean grade comparison

The global block means have been compared with the sample means for Fe, SiO2, Al2O3, P, CaO, MgO, Mn, S, TiO2 and LOI. See Table 13-10 for the key results from the domains.

In general, the correlation between composite mean grade and block mean grade is reasonable, and SRK is confident that the interpolated grades are a reasonable reflection of the sample data. Other than Al2O3 in domains 100 and 200, all absolute differences between composite mean grade and block mean grade are lower than 10%. With respect to Al2O3 in domains 100 and 200, it should be noted that the composite and block mean grades are relatively low, which is more likely to result in a greater percentage difference between the two. In addition, domains 100 and 200 are based on fewer samples than domain 300, where the Al2O3 absolute percentage difference is 1.94%.

Table 13-10: Key results of the comparison of block and sample mean grades (all columns rounded to two decimal places)

Zone	Field	Composite Mean Grade (%)	Block Mean grade (%)	Difference	Absolute % Difference
100	Fe	38.78	37.61	-1.17	3.10
	Al2O3	3.85	4.42	0.57	12.90
	SiO2	33.37	34.34	0.97	2.82
	P	0.28	0.26	-0.02	6.34
	LOI	3.70	3.87	0.17	4.44
200	Fe	36.55	34.55	-2.00	5.79
	Al2O3	4.62	5.20	0.58	11.24
	SiO2	36.27	38.01	1.74	4.59
	P	0.30	0.28	-0.02	6.03
	LOI	3.85	4.07	0.22	5.30
300	Fe	33.76	33.93	0.17	0.51
	Al2O3	5.51	5.41	-0.10	1.94
	SiO2	36.98	37.16	0.19	0.50
	P	0.35	0.36	0.01	2.37
	LOI	4.55	4.22	-0.32	7.64
400	Fe	27.92	26.69	-1.23	4.62
	Al2O3	9.26	9.55	0.28	2.96
	SiO2	41.74	43.19	1.45	3.36
	P	0.09	0.08	0.00	1.03
	LOI	7.41	7.59	0.18	2.34
500	Fe	34.21	36.52	2.31	6.34
	Al2O3	8.89	8.50	-0.39	4.64
	SiO2	34.49	32.29	-2.20	6.82
	P	0.09	0.09	0.00	1.66

13.5	Mineral Resource Classification

The definitions given in the following section are taken from the 2000 Canadian Institute of Mining Standing Committee on Reserve Definitions’ guidelines on Mineral Resources and Reserves, to comply with NI43-101.

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13.5.1	CIM Definitions

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

13.6	Sheini Hills Classification

13.6.1	Introduction

To classify the Sheini Hills deposit, the following key indicators were used:

geological complexity;

quality of the data used in the estimation;

results of the geostatistical analysis; and

quality of the estimated block model.

13.6.2	Geological Complexity

The bulk of the iron mineralization reported for the Project is contained within an Ironstone package comprising both BIF and GIF. The Ironstone package and adjacent footwall and hanging wall lithologies have been ductilely deformed into a series of broadly N-S trending asymmetric inclined fold structures, offset by a series of NNE-SSW trending, and later E-W to ENE-WSW trending, brittle faults. Fresh Ironstone has been modelled within three spatially distinct domains – north zone (zone 100), central zone (zone 200) and south zone (zone 300), all of which lie within the Sheini Central licence.

The geological continuity of the Project is reasonably well defined, although a degree of uncertainty exists regarding how ductile structures, defined on drillhole sections, interact between sections in 3D. In particular, a number of drillhole sections in the northern Ironstone domain (100), comprise only one or two drillholes. In this domain, the current geological model honours drillhole and geological mapping data, whilst being consistent with the structural model throughout the rest of the project area. However, SRK has a low to medium confidence in the geological interpretation in this area, which represents only one of a number of possible geometries. It should also be noted that the majority of E/ENE trending faults incorporated into the geological modelling process are identified purely on the basis of field mapping by geologists from Cardero and Aurum Exploration and have yet to be tested by drilling. The apparent sense and degree of offset along these structures is based solely on field observations. There is also little information regarding the dip of these faults which, as such, are currently modelled as vertically dipping structures.

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Although modelled as one unit, the fresh Ironstone package may be further delineated in terms of banded Ironstone (IRB) and clastic Ironstone (IRC), which have contrasting chemical and lithological characteristics. Namely, mean Fe grade in logged banded Ironstone is 40.7%, compared with 31.8% Fe in logged clastic Ironstone. Due to this significant difference in grade, it was considered that subdomaining of the two sub-units would provide a more robust basis for grade interpolation. However, due to the relatively erratic distribution of the two lithologies and a lack of continuity both on and between sections, this was deemed impractical.

13.6.3	Quality of the data used in the estimation

Cardero has conducted what is considered to be industry best practice in relation to the QAQC checks and has developed a systematic process in which duplicates, blank material, and standard reference materials are inserted into the sample stream at regular intervals. It is SRK’s opinion that the procedures adopted have led to a reliable database and SRK is confident that the quality of the data is sufficient for use in a Mineral Resource Estimate in conformity with CIM guidelines.

Validation checks of standards are broadly within acceptable reporting limits and duplicate field samples show a strong correlation to the original sample. Blank samples, based on 150 quartzite field samples randomly inserted into the stream throughout the field campaign also fall within acceptable limits – the mean grade of submitted blanks being 0.92% Fe.

13.6.4	Results of the geostatistical analysis

The data used in the geostatistical analysis resulted in variograms of the major elemental components (Fe, Al2 O3 and SiO2 ) that show reasonable structure, allowing reliable variogram models to be produced given the available data. The nugget and ranges were easily generated, providing an appropriate level of confidence in terms of the short scale grade continuity. However, variogram ranges for all elements are lower than the current drillhole section spacing, resulting in a low confidence in the definition of grade continuity between drillhole sections.

13.6.5	Quality of the estimated block model

Visual validation of the block model highlights a strong correlation between block and sample grades. Visual verification of the block grade distribution also highlights how using unfolding during the estimation process has resulted in a block grade interpolation which better honours the folded nature of the Ironstone unit.

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In general, the correlation between composite mean grade and block mean grade is reasonable, and SRK is confident that the interpolated grades are a reasonable reflection of the sample data.

13.6.6	Classification

As a result of all of the above, SRK is of the opinion that it is appropriate to classify the blocks in the Inferred category as defined by CIM Guidelines in this case.

13.7	Whittle Parameters

To determine the final Mineral Resource Statement, and so as to comply with the NI 43-101 guidelines, the resulting blocks have been subjected to a Whittle pit optimisation exercise to determine the proportion of the material defined that has a reasonable prospect of economic extraction. This exercise is not intended to generate a Mineral Reserve and is purely used to assist in determining the possible down dip extent of the Mineral Resource.

The Whittle optimisation requires the input of reasonable processing and mining cost parameters in addition to appropriate pit slope angles and processing recoveries.

Table 13-11 summarizes the optimisation parameters used in the resource optimisation carried out on the Project. The optimisation followed the assumption that the raw, unbeneficiated Ironstone is smelted together with beneficiated Detrital material to produce a high phosphorous pig iron product, this being the flow sheet most supported by the metallurgical testwork completed to date.

Table 13-11:	Optimization parameters for the Project resource optimization

Parameter	Unit	Ironstone	Detritals
Mining Dilution	%	5%	5%
Mining Recovery	%	95%	95%
Mining Cost	USD/t	2.50	2.50
Processing Costs	USD/t ore	2.50	4.50
Processing Recovery	%	100	25
Selling Costs	%	37%	27%
Concentrate – Reductant	USD/dmtu	58.00	58.00
Concentrate – Other	USD/dmtu	90.08	60.60
Smelting – Electricity	USD/dmtu	74.32	50.00
Smelting – Other	USD/dmtu	56.67	56.67
Total Selling Costs	USD/dmtu	279.07	225.27
Product Grade	%	90%	90%
Metal Price	USD/t	400	400
Penalty (P)	USD/t	50	25
Product Price	USD/dmtu	388.89	416.67

The pit slope angles applied in the optimisation were fixed at 53° and the mining dilution and ore loss at 5% each. The mining cost was based on similar projects and has been estimated at USD2.50/t. The total processing costs have been estimated at USD2.50/t for the Ironstone and USD4.50/t for the Detrital material. The processing recoveries for the Ironstone and Detrital material were assumed to be 100% and 25%, respectively.

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The assumed selling costs were calculated based on a concentrate grade of 37% for the Ironstone and 55% for the Detrital material. The reductant costs in the concentrator were estimated at USD0.58 /t/%Fe, other concentrate costs were estimated at USD33.33 /t. The smelting costs were separated into power and other costs and were estimated at USD27.50 /t and USD51.00 /t, respectively.

It has been assumed that the product will be sold at a 90% Fe grade. A long term price of USD400 /t was assumed for this product which was provided by Cardero. Due to the phosphorous content in the product, penalties were assumed for both the Ironstone and Detrital material at USD50 /t and 25 /t, respectively.

The pit optimisation was carried out solely for the purpose of testing the “reasonable prospects for economic extraction,” and do not represent an attempt to estimate Mineral Reserves.

After review, SRK considered that the iron mineralization located within the conceptual open pit shell satisfied the definition of a Mineral Resource and was therefore reported as such.

13.8	Mineral Resource Statement

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing the optimisation parameters outlined above and above a cut-off grade of 15% Fe. This represents the material which SRK considers has reasonable prospect for eventual economic extraction potential based on the Whittle optimisation analysis. Table 13-12 shows the resulting Mineral Resource Statement for the Project.

Mineral Resources were estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines. It has an effective date of 7th January 2013. The Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources discussed herein may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socioeconomic, political and other factors. There is insufficient information available to assess the extent of which the Mineral Resources may be affected by these factors.

In total, and including the Ironstone, Detrital material and Hardcap, SRK has reported an Inferred Mineral Resource of 1.3 Bt, with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes : ore tonnes).

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Table 13-12:	Mineral Resource Statement for the Sheini Hills Iron Ore Project. Reported above a 15% Fe cut-off and within an optimized pit shell

Zone	Resource Category	Tonnes (Mt)	Fe %	Al2O3%	SiO2%	P %
Ironstone Sheini Central - North	Inferred	349.2	37.6	4.4	34.3	0.26
Ironstone Sheini Central - Centre	Inferred	111.1	34.6	5.2	38.0	0.28
Ironstone Sheini Central - South	Inferred	581.0	33.9	5.4	37.2	0.36
Ironstone Hardcap	Inferred	4.1	36.5	8.5	32.3	0.09
Ironstone Total	Inferred	1,045	35.2	5.1	36.3	0.32
Detritals	Inferred	266.9	28.2	9.5	41.1	0.09
TOTAL	Inferred	1,312	33.8	6.0	37.3	0.27

Notes:

(1) Mineral Resources which are not Mineral Reserves have no demonstrated economic viability

(2) The effective date of the Mineral Resource is 7 January 2013

(3) The Mineral Resource Estimate for the Sheini deposit was constrained within lithological solids and within a Lerchs-Grossman optimized pit shell defined by the following assumptions; pig iron flow sheet; metal price of USD400/t; slope angles of 53º in the Ironstone and Detrital material; a mining recovery of 95.0%; a mining dilution of 5.0%; a base case mining cost of USD2.50/t; process operating costs of USD2.50/t ore USD4.50/t ore in the Ironstone and Detrital respectively; Ironstone processing recovery of 100%; Detrital processing recovery of 25%; reductant costs of USD0.58/t%Fe and other concentrate costs of USD33.33/t; smelting costs were separated into power and other costs and were estimated at USD27.50 /t and USD51.00 /t, respectively; 90% assumed product grade

(4) Mineral Resources for the Sheini Hills deposit have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines (December 2005)” by Howard Baker (MAusIMM(CP)), an independent Qualified Person as defined in NI 43-101.

Figure 13-19:	Sheini Whittle pit shell and classified block model (based on a metal price of USD400/t) – Red = inferred - looking southeast (Source SRK)

13.9	Strip Ratio

The calculated strip ratio from the Whittle optimisation for the Sheini Hills deposit is 0.93 (waste tonnes : ore tonnes).

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13.10	Grade Tonnage Curves

The Mineral Resource reported here is insensitive to the selection of a reporting cut-off grade below a cut-off of 25% Fe. Above a cut-off grade of 25% Fe, there is a steep drop in available tonnage with grade steadily increasing from 35% Fe to 47% Fe. To illustrate the grade cut-off sensitivity, resource model quantities and grade estimates are presented in Table 13-13 and summarized in a grade tonnage curve in Figure 13-20. The reader is cautioned that the figures presented in this table do not comprise, and should not be misconstrued as, a Mineral Resource Statement. The figures are only presented to show the sensitivity of the Mineral Resource to cut-off grade.

Table 13-13:	Global Quantities and Grade Estimates* at Various Cut-Off Grades

Zone	Resource Category	Tonnes (Mt)	Fe %	Al2O3%	SiO2%	P %
Ironstone Sheini Central - North	Inferred	349.2	37.6	4.4	34.3	0.26
Ironstone Sheini Central - Centre	Inferred	111.1	34.6	5.2	38.0	0.28
Ironstone Sheini Central - South	Inferred	581.0	33.9	5.4	37.2	0.36
Ironstone Hardcap	Inferred	4.1	36.5	8.5	32.3	0.09
Ironstone Total	Inferred	1,045	35.2	5.1	36.3	0.32
Detritals	Inferred	266.9	28.2	9.5	41.1	0.09
TOTAL	Inferred	1,312	33.8	6.0	37.3	0.27

*The reader is cautioned that the figures presented in this table should not be misconstrued as a Mineral Resource Statement. The reported quantities and grades are only presented as a sensitivity of the deposit model to the selection of cut-off grade.

Figure 13-20:	Grade Tonnage Curve for the Sheini Hills Iron Project

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14	ADJACENT PROPERTIES

SRK is not aware of any regional deposits of iron formation that have received significant exploration and are proximal to the Sheini Hills deposit. The Geological Map of Ghana, compiled by the GGSD, shows that iron mineralization is known approximately 100 km south of the project area.

15	OTHER RELEVANT DATA & INFORMATION

15.1	Block Model Variables

Table 15-1 gives a list of variables included in the estimated block model.

Table 15-1:	Block Model variables

Variable	Description
ZONE	Ironstone domains, Detrital and weathered hardcap
Al2O3	% Al2O3 estimate
CaO	%CaO estimate
Fe	%Fe Total estimate
MgO	%MgO estimate
Mn	%Mn estimate
P	%P estimate
S	%S estimate
SiO2	%SiO2 estimate
TiO2	%TiO2 estimate
FE_NS	Number of Samples used to estimate block grade in the Fe estimate
FE_SV	Search Ellipse used to estimate block grade in the Fe estimate
FE_SL	Fe estimate Slope of Regression
VOLUME	Block Volume
DENSITY	Block density
TONNES	Block tonnes
CLASS	Classification. 3=Inferred, 4=Potential (Unclassified)

16	INTERPRETATION AND CONCLUSIONS

The primary aim of this report was to generate a Mineral Resource Estimate for the Sheini Hills iron asset owned by Cardero using all available and valid data. Qualified Person Howard Baker (MAusIMM(CP)) believes the aim has been achieved and that the project has met the original objectives.

It is the opinion of SRK that the quantity and quality of available data is sufficient to generate Inferred resources and that the Mineral Resource Statement has been classified in accordance with the Guidelines of NI43-101 and accompanying documents 43-101.F1 and 43-101.CP. It has an effective date of 7 January 2013.

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In total, and including the Ironstone, Detrital material and hardcap, SRK has reported an Inferred Mineral Resource of 1.3 Bt, with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes : ore tonnes).

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing a metal price of USD400/t following the assumption that the raw, unbeneficiated Ironstone is smelted together with beneficiated Detrital material to produce a high phosphorous pig iron product, this being the flow sheet most supported by the metallurgical testwork completed to date. This represents the material which SRK considers has reasonable prospect for eventual economic extraction potential.

17	RECOMMENDATIONS

SRK recommends to Cardero that it makes additional metallurgical testwork its priority to confirm the technical viability of one of the process routes being studied and the nature of the products that will be produced. Furthermore, and with the benefit of future metallurgical data, SRK recommends that Cardero then undertakes a Preliminary Economic Assessment (PEA) to determine the potential economics of the project, inclusive of a market study to ensure that the envisaged product meets market requirements, prior to undertaking any additional resource definition drilling.

SRK recommends the following work programme be undertaken

Phase I: Additional metallurgical test work in order to finalize the processing flowsheet. Product specification will be a critical factor in determining the future direction of the project, whether it is production of a commercially saleable concentrate or hot metal / pig iron products.

Phase II: On completion of the metallurgical test work, a PEA is recommended to assess the economics of the project.

Phase III: Contingent on positive PEA results, additional drilling will be required to test multiple targets to the south (18,000 m drilling over 24 km strike length) and extensive drilling will be required to move Inferred Mineral Resources to the Indicated and Measured categories.

Phase I detailed metallurgical work will be completed during Quarter 1, 2013. Cardero has allocated a budget of CAD300,000 to complete this work which SRK deems appropriate. Several samples are currently being shipped from Ghana to CMTL (Table 17-1).

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Table 17-1:	metallurgical Samples selected for ongoing test work.

Sample Type	HoleID	From	To	Fe (%)	Weight (kg)
Detrital Bulk - 1	SRC004	0	18	24	50
Detrital Bulk - 1	SRC062	0	18	26.5	60
Detrital Bulk - 1	SRC088	1	23	29.9	61
Detrital Bulk - 1	SRC122	0	20	32.1	51

Ironstone Bulk - 1	SCD009	0	57	45.7	94
Ironstone Bulk - 2	SCD055	81	170.7	46.2	124
Ironstone Bulk - 3	SCD063	0	51.6	48.5	68

Detrital samples from four reverse circulation samples will be combined into one 220 kg sample. Ironstone samples will comprise three separate metallurgical tests.

A series of tests will be run on metallurgical samples each following the basic principles of the magnetizing roast flow sheet. Conditions in each stage of the flow sheet will be varied to determine the optimal combination. Coarse grind size will be tested at 4.0 mm, 2.0 mm and 0.25 mm. Magnetising roast will be varied according to two temperatures (900°C or 1100°C) and various rotary hearth furnace residence times.

Grade and recovery will be analysed to determine the optimal concentrate which will be used as feedstock for bench-scale box-furnace melt tests, to simulate the pig iron that could be produced in an electric arc furnace.

SRK considers the planned testwork appropriate.

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18	REFERENCES

Bozhko, N.A., Kazakov, G.A., Trofimov, D.M., Knorre, K.G., and Gatinsky, Y.U.A., 1971. New absolute dating of West Africa glauconites. Acad. Nauk. SSSR, Doklady, Earth Science Section 198, 138-139 (AGI translations).

Carney, J.N., Jordan, C.J., Thomas, C.W., Condon, D.J., Kemp, S.J., and Duodo, J.A., 2010. Lithostratigraphy, sedimentation and evolution of the Volta Basin in Ghana. Precambrian Research. 183 (4), pp. 701-724.

Henderson, K.J., 2012. Technical report on Sheini Hills Iron Project, Ghana, Africa. Cardero Resource Corp. Unpublished report, 106 pp.

Kröner, A., and Stern, R.J., 2004. AFRICA/Pan-African Orogeny. In: Encyclopedia of Geology, vol.1, Elsevier, Amsterdam.

Osae, S., Asiedu, D.K., Banoeng-Yakubu, B., Koeberl, C., and Dampare, S.B., 2006. Provenance and tectonic setting of Late Proterozoic Buem sandstones of southeastern Ghana: Evidence from geochemistry and derital modes. Journal of African Earth Sciences. 44, pp. 85-96.

Wright, J.B., Hastings, D.A., Jones, W.B., Williams, H.R., 1985. Geology and Mineral Resources of West Africa. George Allen and Unvin, London, pp. 56-82.

Alkmim, F.F., Marshak, S., and Fonseca, M.A., 2001, Assembling West Gondwana in the Neoproterozoic: Clues from the Sao Francisco craton region, Brazil, Geology, v. 29, no. 4,pp. 319-322.

Bekker, A., Slack, J.F., Planavsky, N., Krapez, B., Hofman, A., Konhauser, K.O., Rouxel, O.J., 2012, Iron Formation: The Sedimentary Product of a Complex Interplay among Mantle, Tectonic, Oceanic, and Biospheric Processes, Economic Geology, v. 105, pp. 467-508.

Bobrov, S., Pentelkov, V., 1964, Report on the Geology and Minerals of the Eastern Part of the Bimbila-Zabzugu Area ,Archive Report No. 59, GSD, Accra, p. 1-55.

Cheremeh, E., 2010, SHEINI IRON ORE: Exploration for Bulk-Mineral Ore Deposit in the Zabzugu-Tatale District—Ghana, Internal report for Emmaland Resources, p. 1-60. Not published.

Clout, J.M.F., and Simonson, B.M., 2005, Precambrian Iron Formations and Iron Formation-Hosted Iron Ore Deposits, Economic Geology 100th Anniversary Volume, pp. 643-679.

Eyles, N., and Januszczak, N., 2004, “Zipper-rift”: a tectonic model for Neoproterozoic glaciations during the breakup of Rodinia after 750 Ma, Earth-Science Reviews, v. 65, pp. 1-73.

Geological Survey Department, Accra, Republic of Ghana, and Bundesanstalt fur Geowissenschaften und Rohstoffe, Hannover, Federal Republic of Germany, 2009, Geologic Map of Ghana, Scale 1:1,000,000.

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Government of Yukon: Departments of Economic Development & Energy, Mines and Resources, 2008, http://www.geology.gov.yk.ca/pdf/iron.pdf.

Holland, H.D., 2005, 100th Anniversary Special Paper: Sedimentary Mineral Deposits and the Evolution of Earth’s Near-Surface Environments, Economic Geology, v. 100, pp. 1489-1509.

Hoffman, P.F., Kaufman, A.J., Halverson, G.P., and Schrag, D.P., 1998, A Neoproterozoic Snowball Earth, Science, v. 281, pp. 1342-1346.

Jacques, E. H., 1958, Report on the Sheini Iron Ore Deposits, Archive Report No. 85, GSD, Accra, p.1-47.

Jones, W.B., 1990, The Buem volcanic and associated sedimentary rocks, Ghana: a field and geochemical investigation, Journal of African Earth Sciences, v. 11, Nos. 3-4, pp. 373-383.

Kesse, G.O., and Banson, J.K.A, 1975, Iron Ore deposits of Ghana, Ghana Geological Survey Report No. 75/7, p. 1-54.

Klein, C., and Beukes, N.J., 1993, Sedimentology and Geochemistry of the Glaciogenic Late Proterozoic Rapitan Iron-Formation in Canada, Economic Geology, v. 88, pp. 542-565.

Kirschvink, J.L., 1992, Late Proterozoic Low-Latitude Global Glaciation: The Snowball Earth, in Schopf, J.W., and Klein, C., eds., The Proterozoic biosphere: A multidisciplinary study: Cambridge, Cambridge University Press, pp. 51-52.

Kroner, A., and Stern, R.J., 2004, Pan-African Orogeny, in Encyclopedia of Geology, v. 1, Elsevier, Amsterdam, pp. 1-12.

Lottermoser, B.G., and Ashley, P.M., 2000, Geochemistry, petrology and origin of Neoproterozoic ironstones in the eastern part of the Adelaide Geosyncline, South Australia, Precambrian Research, v. 101, pp. 49-67.

Press release, 22 August, 2012, Royal Resources Ltd., Razorback Iron Project Exceeds 2 Billion Tonnes.

Urban, H., Stribrny, B., and Lippoly, H.J., 1992, Iron and manganese deposits of the Urucum District, Mato Grosso do Sul, Brazil, Economic Geology, v. 87, no. 5, pp. 1375-1392.

Wright, J. B., Hastings, D. A., Jones, W. B., Williams, H. R., 1985, Geology and Mineral Resources of West Africa, George Allen & Unvin, London, pp. 56-82.

Young, G.M., 2002, Stratigraphic and tectonic settings of Proterozoic glaciogenic rocks and banded iron-formations: relevance to the snowball Earth debate, Geological Society of Africa Presidential Review, No. 3, Journal of African Earth Sciences, v. 35, pp. 451-466.

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19	CERTIFICATES

To accompany the report dated 14 January 2013 entitled “Mineral Resource Estimate for the Sheini Hills Iron Project, Ghana, January 2013” and having an effective date of January 14, 2013 (“The Technical Report”).

I, Howard Baker, MSc, MAusIMM(CP) hereby certify that:

1.	I am a Principal Mining Geologist with SRK Consulting (UK) Ltd, 5th Floor, Churchill House, Churchill Way, Cardiff CF10 2HH, United Kingdom;

2.	I graduated with a degree in Applied Geology from Oxford Brookes University in 1994. In addition, I have obtained a Masters degree (MSc) in Mineral Resources from Cardiff University, UK in 1995;

3.	I am a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy (MAusIMM(CP));

4.

I have worked as a geologist for a total of 18 years since my graduation from university with the previous 10 years focussed on iron ore mining, exploration and mineral resource estimation. I worked as a Senior Mine Geologist at the BHP Billiton, Yarrie Operation in the Pilbara region of Western Australia and as a Specialist Resource Geologist for Rio Tinto Iron Ore, also in Pilbara region of Western Australia. Following this, I have worked as a Principal Geologist for SRK on numerous iron ore deposits including those in West and Central Africa, Sweden, Finland, Canada, Portugal and Armenia;

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and by reason of my education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of National Instrument 43-101;

6.	I am independent of Cardero Resource Corp. applying all of the tests in Section 1.5 of NI 43-101;

7.	I am responsible for the preparation of all sections of the Technical Report;

8.	I personally inspected the Sheini Project site between the dates of June 11 – 15, 2012;

9.

Prior to SRK Consulting (UK) Ltd. being retained by Cardero Resource Corp. in connection with the preparation of the Technical Report, I have not had prior involvement with the property that is the subject matter of the Technical Report;

10.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and

11.	I have read NI 43-101 and the Technical Report has been prepared in accordance with NI 43-101.

Dated this 14th day of January 2013

/s/ Howard Baker

Howard Baker, MSc, MAusIMM(CP)

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For and on behalf of SRK Consulting (UK) Limited
Effective Date of Report: 14 January 2013

/s/ Howard Baker	/s/ Mike Armitage
Howard Baker, MSc, MAusIMM(CP)	Mike Armitage,
Principal Consultant, Mining Geology	Group Chairman and Corporate Consultant,
SRK Consulting (UK) Limited	Resource Geology
SRK Consulting (UK) Limited